FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: August, 2004

Commission File Number: 001-14944

PE
8-1-04

Mad Catz Interactive, Inc.

(Registrant's name)

181 Bay Street, Suite 2500, Toronto, Ontario M5J 2T7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F x Form 40-F _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

WK

Exhibits

Exhibit 1 Annual Report to Shareholders furnished for the information of the Commission under Exchange Act Rule 13a-16 or 15d-16.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2004

MAD CATZ INTERACTIVE, INC.

By: Cyril Talbot III

Cyril Talbot III
Chief Financial Officer



play BETTER
play HARDER
GAMESHARK 2
For PlayStation2
GAME CODES
Includes: PlayStation 2
MEDIA PLAYER
"Do More With Your Media"
gameshark.com
GAMESHARK
MADCATZ
madcatz.com gameshark.com

2004 | ANNUAL REPORT

ADDING NEW REVENUE STREAMS

MADCATZ®

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“We are intent on driving profitable growth during the console transition. Our aim is to leverage Mad Catz’ product design leadership, strong brands, low-cost manufacturing capability and distribution channels to develop products in adjacent, complimentary categories


GAME CODES
PlayStation.2
GAMESHARK
Broadband Enabled
gameshark.com

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play TOGETHER

play TOGETHER
play HARDER

Fiscal 2004 was a challenging yet exciting period for Mad Catz and the interactive entertainment industry. Since reporting to you in last year's letter to shareholders, Mad Catz reached an important milestone – surpassing the $100 million sales mark for the first time in the Company's history. The expansion of the GameShark product line, the broadening of our European and Canadian direct sales operations, and further penetration of U.S. retail accounts all contributed to our fiscal 2004 sales growth. Additionally, during the year, the Company successfully implemented cost containment and working capital management initiatives that are beginning to translate the top-line sales growth into improved profitability.

DEAR FELLOW SHAREHOLDERS



Mad Catz' fiscal 2004 achievements are particularly impressive when weighed against the backdrop of the disappointing industry performance in the back half of the year. Weak consumer spending in the critical holiday season was further impacted by the absence of anticipated console hardware price cuts and a comparatively weak software launch schedule. Despite the business environment, Mad Catz consolidated its position as the global leader in video game accessories.

FISCAL 2004 FINANCIAL AND OPERATIONAL HIGHLIGHTS:

- Generated healthy net sales growth fueled by new product launches, new account penetration, and additional product placements in existing accounts, overcoming the expiration of Sony's PlayStation® 2 (PS2) memory card license and overall industry slowdown;
- Launched 12 new GameShark® products across all major platforms;
- Launched 51 additional new Mad Catz products, including Mad Catz' first OEM product, a microphone for Microsoft®'s Xbox® Music Mixer;
- Secured European distribution rights to Fire International's Xploder line of game enhancement software;
- Expanded European direct sales channel;

FISCAL 2004 FINANCIAL AND OPERATIONAL HIGHLIGHTS:

- Added new product placements to existing accounts in the US, Canada and Europe;
- Strengthened retail relationships marked by numerous awards from top retailers such as Dixons, EB Games and Target;
- Improved working capital management resulting in lower bank debt and a strengthened balance sheet;
- Implemented operating cost reduction initiatives including the consolidation of the Company's Canadian corporate office into the San Diego headquarters;
- Announced the promotion of Darren Richardson, Mad Catz' Chief Operating Officer, to the position of President & CEO of Mad Catz Interactive; and,
- Broadened exposure to, and interaction with, the financial community through an investor relations program that included presentations and meetings with investment professionals at various venues including the E3 industry trade show and the Roth Capital Partners' Growth Stock Conference.









SALES GROWTH

For the 2004 fiscal year ended March 31, 2004, Mad Catz reported record net sales of $102.1 million, up $10.4 million or 11.4% over sales of $91.7 million in fiscal 2003, driven both by the Company's new offerings as well as further customer penetration in Europe. Excluding Sony PlayStation® 2 Memory Card sales, which were significant in fiscal 2003, net sales increased approximately $26 million or 34% in fiscal 2004 over fiscal 2003. Gross profit margin for fiscal 2004 was 22.6%, consistent with the prior year at 22.9%. The Company reported net income of $1.0 million, or $0.02 per basic and diluted share, compared to net income of $1.2 million, or $0.02 per basic and diluted share, in fiscal 2003.

NEW PRODUCTS:

Mad Catz has consistently stood as a pillar of market innovation with its growing stable of cutting-edge products. Fiscal 2004 marked a balance between building Mad Catz' core of hardware accessories while growing adjacent categories and software enhancements such as the GameShark line.

At the beginning of the fiscal year, Mad Catz introduced what would be the first of many exciting new products for its GameShark line. Since that time, the Company has broadened its portfolio to support all major platforms with such offerings as GameSaves for Xbox® and GameCube®, GameShark® SP for Game Boy® Advance SP, GameShark® Media Player for the PlayStation®2, Splinter Cell SharkByte™, Sharkboard universal keyboard for PS2, Xbox and PC; and GameShark® GameCodes, a book published by Brady Books. We supported the popularity of these products by leveraging Mad Catz' newly enhanced and expanded GameShark.com website, which is one of the most popular sources on the Internet for cheat codes, tips, and video game reviews.



Over the last year Mad Catz introduced many new products including RetroCON™ for PlayStation®2, a classically-designed controller evocative of the early years of video gaming,; the LumiCON™ LED Controller for PlayStation®2, PSone™, PlayStation® and Xbox®, a controller which actually glows in the dark, and the officially licensed Beat Pad™ for Xbox®, which supports the currently popular Dance, Dance Revolution craze, among other exciting products. These offerings further demonstrate Mad Catz' ability to identify new, innovative products that tap into the preferences of video game consumers.

EUROPEAN EXPANSION:

We continue to broaden Mad Catz' retail penetration both domestically and internationally and in doing so are leveraging the Company's current infrastructure to realize further operating efficiencies. In the year ahead, as the installed base of gaming consumers expands, we will continue to identify areas in the market where Mad Catz' innovative products can fulfill the needs of the growing gaming community.

Also, expanding Mad Catz' European presence, we signed an exclusive international distribution agreement with Fire International, Ltd., a leading developer of game enhancement software and video game accessories in the UK, to market Fire's Xploder brand game enhancer software to retailers in the UK, France, Scandinavia and Australia. The addition of the Xploder range of game enhancement products in Europe enables Mad Catz to mirror its North American status as a one-stop provider of game enhancement software and video game accessories for retailers.

MARKET LEADERSHIP

During fiscal 2004, our industry transitioned into the back half of the current console cycle; a period marked by a peak in console unit sales, reduced hardware prices, a significantly expanded installed user base, and great curiosity surrounding the introduction of new consoles. In the face of this industry transition, Mad Catz maintained its leadership position in the third party accessory sector and, importantly, outperformed the industry as a whole.

PROFITABILITY INITIATIVES:

Having built a strong domestic and international retail presence, management also reviewed and analyzed Mad Catz' expense base, with the goal of lowering the Company's breakeven point and improving profitability. While these efforts were evident in the Company's fourth quarter, we expect to realize the full benefits of many of these initiatives throughout fiscal 2005. For example, we consolidated Mad Catz' Canadian corporate office with the San Diego office at the end of March; at E3 this year the Company had conference rooms off the floor rather than a booth; and we brought the hosting of the GameShark.com web site in-house. We view these initiatives as another avenue to manage the Company for the long-term benefit of the shareholders. At the same time, we are cognizant of the need to balance our goals for efficiency with the requirements of long-term investments to maintain our position as the leader in the accessories space and to achieve our goals for growth.



WORKING CAPITAL MANAGEMENT:

We made significant progress in fiscal 2004 in improving Mad Catz' working capital position and strengthening its balance sheet. Our effective inventory management has allowed us to reduce our inventory levels, increasing inventory turns. Accordingly, we have also used free cash flow to pay off the Company's investment in GameShark and pay down debt, contributing to our reduced interest expenses. These efforts combine to position the Company favorably for fiscal 2005.



MANAGEMENT TRANSITION:

At the end of the fiscal year, Mad Catz worked through a seamless management transition, with Darren Richardson's appointment as the Company's new CEO. In his time with the Company, Darren has been instrumental in establishing Mad Catz as a leader with innovative new products and worldwide product distribution. In his now expanded role at Mad Catz, we are optimistic about the near- and long-term prospects that Darren's leadership can bring to the Company. As Chairman of Mad Catz' Board of Directors, I would also like to thank Morris Perlis for his expertise and dedication during his three year tenure at Mad Catz' helm. He expertly managed the Company's operations and established a clear line of succession that allowed Darren to smoothly assume the leadership of the Company at the end of our fiscal year.




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INDUSTRY OUTLOOK

Industry experts estimated that in 2003 the interactive entertainment industry generated over $25 billion in worldwide sales, making this dynamic industry one of the most popular forms of entertainment in the world. Although this remains a vibrant sector, the fast global expansion and subsequent difficult year-over-year comparisons, which are typical at the end of a console cycle, are challenging us to seek additional opportunities to continue growing Mad Catz at rates at or above the overall industry.

Despite this industry slowdown, there are several factors that we believe will support Mad Catz' continued growth in the coming years. As expected at this stage in the console cycle, hardware manufacturers have cut prices on their gaming systems to more mass-market friendly price-points - a move that has and will continue to spur the growth of the installed user base. More importantly, these new price-sensitive, mass-market consumers are more likely to purchase value-priced accessories, positioning Mad Catz to capture additional market share from the first parties.









Complementing lower home console hardware price points is the upcoming launch of new portable video game systems including Nokia's N-Gage QD, Nintendo's Game Boy DS and Sony's PSP. Additionally, the strong slate of AAA software titles scheduled for release later this year bodes well for the industry and the Company.

We are intent on driving profitable growth during the console transition. Our aim is to leverage Mad Catz' product design leadership, strong brands, low-cost manufacturing capability and distribution channels to develop products in adjacent, complimentary categories and smooth out some of the industry cyclicality associated with platform introductions and life cycles. We will continue to make targeted investments in people, infrastructure and intellectual property to position Mad Catz to take full advantage of the next console cycle.

We appreciate the efforts and contributions of Mad Catz' employees, the strength and counsel of the board of directors and the loyalty and support of the Company's shareholders and look forward to reporting to you on Mad Catz' progress in fiscal 2005.

Sincerely,

Patrick Brigham

Patrick Brigham
Chairman

Darren Richardson
President & Chief Executive Officer

July 27, 2004



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ **REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the Fiscal Year Ended March 31, 2004.

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].**

For the transition period from __________ to __________.

Commission file number 1-14944

MAD CATZ INTERACTIVE, INC.
(Exact name of Registrant as specified in its charter)

MAD CATZ INTERACTIVE, INC.
(Translation of Registrant's name into English)

Canada
(Jurisdiction of incorporation or organization)

181 Bay Street
Suite 2500
Toronto, Ontario M5J 2T7
(Address of registered executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered
Common Shares	American Stock Exchange Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common shares as of the close of the period covered by the annual report.

53,462,716

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.
Item 17 ☒ Item 18 ☐.

FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F and the documents incorporated by reference herein, contain forward-looking statements which are prospective and reflect management's expectations regarding our business, operations, financial performance and business prospects and opportunities. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "estimate", "expect" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These forward-looking statements reflect management's current beliefs and expectations and are based on information currently available to management. Forward-looking statements are subject to significant risks, uncertainties, assumptions and other factors, any of which could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. More detailed information about these risks, uncertainties, assumptions and other factors is provided under the section entitled "Risk Factors". Investors should not place undue reliance on such forward-looking statements. We assume no obligation to update or alter such forward-looking statements whether as a result of new information, future events or otherwise.

In this Annual Report on Form 20-F, unless stated otherwise or where the context otherwise requires, "we", "us", "our" and "our Company" or similar terms refer to Mad Catz Interactive, Inc. and its subsidiaries.

Unless otherwise stated, the information contained herein is as of July 27, 2004.

Unless otherwise stated, all dollar amounts used in this Annual Report on Form 20-F are in US dollars. As of July 27, 2004, the rate for U.S. dollars was Cdn. $1.3325 for US $1.00.

Mad Catz, the Mad Catz logo and GameShark are registered trademarks of our Company.

SELECTED CONSOLIDATED BALANCE SHEET INFORMATION AUDITED

	As of March 31,		
	2004	2003	2002
Cash	$ 1,728,233	$ 1,234,104	$ 1,902,966
Accounts receivable	17,039,082	16,530,226	10,276,547
Inventories	16,848,237	18,413,299	15,918,898
Future tax assets	3,046,226	3,030,550	2,070,835
Capital assets	1,565,834	1,729,310	1,919,749
Intangible assets	4,242,196	5,046,634	—
Goodwill	19,963,731	17,737,549	16,362,175
Total assets	65,922,800	65,591,288	50,195,368
Bank loan	15,181,863	17,076,993	4,335,084
Accounts payable and accrued liabilities	13,713,250	16,004,283	16,106,044
Future tax liabilities	—	85,829	136,886
Shareholders' equity	36,056,551	32,424,183	29,617,354
Accumulated deficit	(14,857,275)	(15,903,579)	(17,114,271)
Number of common shares	53,462,716	53,206,719	52,909,548

EBITDA RECONCILIATION (Unaudited)

EBITDA represents net income plus interest, taxes, depreciation and amortization. We believe that EBITDA is a useful supplement to net income as an indication of operating performance. EBITDA is a key financial measure but is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating or net income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in Canada. As defined, EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

	Years Ended March 31,		
	2004	2003	2002
	(Expressed in thousands)		
Net income	$1,046	$1,211	$1,487
Adjustments:			
Interest expense	1,330	1,758	1,232
Income tax expense	629	788	1,855
Depreciation and amortization	1,832	1,173	1,010
Goodwill amortization	—	—	977
EBITDA	$4,837	$4,930	$6,561

B. *Capitalization and Indebtedness*

Not applicable.

C. *Reasons for the Offer and Use of Proceeds*

Not applicable.

D. *Risk Factors*

Any investment in our common shares is speculative. In addition to risks described elsewhere in this Form 20-F, each of, and the cumulative effect of all of the following risks should be considered.

FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F and the documents incorporated by reference herein, contain forward-looking statements which are prospective and reflect management's expectations regarding our business, operations, financial performance and business prospects and opportunities. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "estimate", "expect" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These forward-looking statements reflect management's current beliefs and expectations and are based on information currently available to management. Forward-looking statements are subject to significant risks, uncertainties, assumptions and other factors, any of which could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. More detailed information about these risks, uncertainties, assumptions and other factors is provided under the section entitled "Risk Factors". Investors should not place undue reliance on such forward-looking statements. We assume no obligation to update or alter such forward-looking statements whether as a result of new information, future events or otherwise.

In this Annual Report on Form 20-F, unless stated otherwise or where the context otherwise requires, "we", "us", "our" and "our Company" or similar terms refer to Mad Catz Interactive, Inc. and its subsidiaries.

Unless otherwise stated, the information contained herein is as of July 27, 2004.

Unless otherwise stated, all dollar amounts used in this Annual Report on Form 20-F are in US dollars. As of July 27, 2004, the rate for U.S. dollars was Cdn. $1.3325 for US $1.00.

Mad Catz, the Mad Catz logo and GameShark are registered trademarks of our Company.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. *Selected Financial Data*

The summary of financial information set forth below is derived from and should be read in conjunction with the more detailed financial statements and notes thereto appearing elsewhere in this Annual Report on Form 20-F (the "Form 20-F"). See "Independent Auditors' Report" and "Financial Statements." Our Company's fiscal year is from April 1 to March 31.

We report our financial statements in US dollars, and have prepared our financial statements contained in this Form 20-F in accordance with generally accepted accounting principles ("GAAP") in Canada, which vary in certain significant respects from GAAP in the United States. See Note 14 to the consolidated financial statements included in "Item 17. Financial Statements" elsewhere in this Form 20-F for a reconciliation of net income for our fiscal year ended March 31, 2004 ("fiscal 2004") determined in accordance with GAAP in Canada to the net income determined in accordance with GAAP in the United States.

SELECTED CONSOLIDATED
STATEMENT OF OPERATIONS INFORMATION
AUDITED

	Year Ended March 31,				
	2004	2003	2002	2001	2000
Canadian GAAP					
Net sales	$102,143,198	$91,657,866	$83,337,134	$ 58,472,096	$47,821,587
Cost of sales	79,077,529	70,699,800	64,927,895	45,458,773	34,184,138
Gross profit	23,065,669	20,958,066	18,409,239	13,013,323	13,637,449
Expenses	21,390,334	18,959,062	14,392,354	13,675,583	8,710,118
Income (loss) before the under noted	1,675,335	1,999,004	4,016,885	(662,260)	4,927,331
Gain on net accounts payable adjustment	—	—	—	—	(362,582)
Income (loss) before income taxes & goodwill amortization(1)	1,675,335	1,999,004	4,016,885	(662,260)	5,289,913
Income (loss) before goodwill charges and discontinued operations	1,046,304	1,210,692	2,161,341	(3,879,631)	2,119,694
Goodwill amortization(2)	—	—	976,665	996,549	572,154
Net income (loss) from continuing operations	1,046,304	1,210,692	1,184,676	(4,876,180)	1,547,540
Net income (loss) from discontinued operations	—	—	302,095	(19,136,936)	2,238,503
Net income (loss)	1,046,304	1,210,692	1,486,771	(24,013,116)	3,786,043
Basic and diluted net income (loss) per share	$ 0.02	$ 0.02	$ 0.03	$ (0.53)	$ 0.11
Dividends per share	—	—	—	—	—
US GAAP					
Income (loss) before goodwill amortization, discontinued operations, and income taxes	$ 1,691,146	$ 2,418,824	$ 3,499,615	$ (662,260)	$ 5,289,913
Income (loss) from continuing operations	$ 1,062,115	$ 1,630,512	$ 667,406	$ (4,876,180)	$ 1,547,540
Net income (loss)	$ 1,062,115	$ 1,630,512	$ 969,501	$(24,013,116)	$ 3,786,043
Basic and diluted net income (loss) per share	$ 0.02	$ 0.03	$ 0.02	$ (0.53)	$ 0.11

(1) As of March 31, 2000, we adopted provisions of the CICA Handbook Section on business combinations. This section permits, but does not require, entities to present goodwill amortization expenses and goodwill charges on a net of tax basis as a separate line item in the income statement after income taxes.

(2) As of April 1, 2002, we adopted Section 3062 of the CICA Handbook on goodwill and intangible assets. Section 3062 discontinues the amortization of goodwill.

SELECTED CONSOLIDATED
BALANCE SHEET INFORMATION
AUDITED

	As of March 31,		
	2004	2003	2002
Cash	$ 1,728,233	$ 1,234,104	$ 1,902,966
Accounts receivable	17,039,082	16,530,226	10,276,547
Inventories	16,848,237	18,413,299	15,918,898
Future tax assets	3,046,226	3,030,550	2,070,835
Capital assets	1,565,834	1,729,310	1,919,749
Intangible assets	4,242,196	5,046,634	—
Goodwill	19,963,731	17,737,549	16,362,175
Total assets	65,922,800	65,591,288	50,195,368
Bank loan	15,181,863	17,076,993	4,335,084
Accounts payable and accrued liabilities	13,713,250	16,004,283	16,106,044
Future tax liabilities	—	85,829	136,886
Shareholders' equity	36,056,551	32,424,183	29,617,354
Accumulated deficit	(14,857,275)	(15,903,579)	(17,114,271)
Number of common shares	53,462,716	53,206,719	52,909,548

EBITDA RECONCILIATION (Unaudited)

EBITDA represents net income plus interest, taxes, depreciation and amortization. We believe that EBITDA is a useful supplement to net income as an indication of operating performance. EBITDA is a key financial measure but is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating or net income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in Canada. As defined, EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

	Years Ended March 31,		
	2004	2003	2002
	(Expressed in thousands)		
Net income	$1,046	$1,211	$1,487
Adjustments:			
Interest expense	1,330	1,758	1,232
Income tax expense	629	788	1,855
Depreciation and amortization	1,832	1,173	1,010
Goodwill amortization	—	—	977
EBITDA	$4,837	$4,930	$6,561

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Any investment in our common shares is speculative. In addition to risks described elsewhere in this Form 20-F, each of, and the cumulative effect of all of the following risks should be considered.

Our future financial results depend upon numerous factors and are subject to many risks and uncertainties. Each of the risks and uncertainties described below and the other risks referred to herein are not the only ones facing our Company and the effect of such risks and uncertainties may be cumulative. Additional risks and uncertainties not presently known to us or that may be immaterial at this time may impair our Company's business operations and future financial condition, results of operations or liquidity.

Risks Concerning Our Customers and Products

A significant portion of our revenue is derived from a few large customers.

We are dependent on a small number of large customers. Our top two customers accounted for approximately 39% of our Company's gross sales for fiscal year 2004, 34% in fiscal 2003 and 48% in fiscal 2002. In fiscal 2004, our two largest customers were Wal-Mart and EB Games. Our top 10 customers accounted for approximately 79% of gross sales in fiscal 2004, 76% in our fiscal year ended March 31, 2003 ("fiscal 2003") and 81% in our fiscal year ended March 31, 2002 ("fiscal 2002"). We do not have long-term agreements with these or other significant customers. As a result, agreements with respect to pricing, shelf space, cooperative advertising or special promotions, among other things, are subject to periodic negotiation with each customer. No assurance can be given that these or other customers will continue to do business with us or that they will maintain their historical levels of business. The loss of any of our significant customers could have a material adverse effect on our business, results of operations, financial condition and liquidity.

A significant portion of our revenue is derived from a few products.

We are dependent on a small number of products to generate a significant proportion of our revenues. Our top 10 products accounted for approximately 42% of gross sales in fiscal 2004, 51% in fiscal 2003, and 65% in fiscal 2002. No assurance can be given that these or other products will continue to have consumer acceptance or that they will maintain their historical levels of sales. The loss of one or more of these products could have a material adverse effect on our business, results of operations, financial condition and liquidity.

New video game platforms and development for multiple consoles create additional technical and business model uncertainties which could impact our business.

Our revenues are derived primarily from the sale of video game accessories for use with proprietary video game platforms, such as the Sony PlayStation and PlayStation 2, the Microsoft Xbox, the Nintendo GameCube, Game Boy Advance, Game Boy Advance SP, and GameBoy Advance DS, and the Nokia N-Gage QD (collectively, "First Party Manufacturers"). The success of our products is significantly affected by commercial acceptance of new video game platforms and the life cycle of older platforms. In addition, we anticipate that the research and development expenses incurred to develop compatible accessories for new and updated video game platforms may impact our profitability.

If First Party Manufacturers choose to design video game systems that do not operate with third party accessories and are successful in implementing technological barriers that prevent us from developing, manufacturing, marketing and selling products for these new video game platforms, our ability to continue our current business would be severely limited and our business, financial condition, results of operations and liquidity would be harmed.

Changes to current video game platforms or introductions of new video game platforms may result in our products becoming inoperable on some video game platforms, which would reduce sales of our products and adversely affect our business, results of operations, financial condition and liquidity.

A significant proportion of our revenues are derived from products that are reverse engineered. First Party Manufacturers continually update their video game platforms to correct problems in the operating systems and reduce costs. These manufacturers also expend significant resources to create next generation video game platforms. For example, during the development of such product updates and new video game platforms, manufacturers may implement changes to the design of the new video game platforms that render our products inoperable. If our products become inoperable on one or more video game platforms, our sales may be significantly reduced. Moreover, we may have excess inventories of products that do not operate properly with new gaming platforms, which would limit our growth and harm our business, results of operations, financial condition and liquidity. In fiscal 2003, we acquired the GameShark brand for approximately $5.1 million. If this product was adversely impacted, sales may be reduced, which could have a material adverse effect on our business, results of operations, financial condition, and the value of the GameShark brand asset may be impaired.

Our pricing and product return policies and other promotional activities may negatively impact our sales and profitability and harm our business, results of operations, financial condition and liquidity.

Many of our products are value-priced or feature-enhanced versions of products offered by first party companies. Sales of products that compete with a similar first party product accounted for approximately 45% of gross sales in fiscal 2004, 65% in fiscal 2003 and 73% in fiscal 2002. In the event a First Party Manufacturer or other competitor, reduces its prices, we could be forced to respond by lowering our prices to remain competitive. If we are forced to lower prices, we will be required to "price protect" the products that remain unsold in our customers' inventories at the time of the price reduction. Price protection results in us issuing a credit to our customers in the amount of the price reduction for each unsold unit in the customer's inventory. Our price protection policies, which are customary in the video game industry, can have a major impact on our sales and profitability if we are forced to reduce the price of products for which a large inventory exists. It is also likely that we will experience additional price competition, which may lead to price protection, as we continue to introduce new and enhanced products.

To the extent we introduce new versions of products or change our product sales mix, the rate of product returns may also increase above historical levels. Although we established allowances for anticipated product returns and believe our existing policies have resulted in allowances that are adequate, there can be no assurance that such product return obligations will not exceed our allowances in the future, which would have a material adverse effect on our future operating results and financial condition.

Some of our Company's license agreements with video game console developers have expired or may expire within the next fiscal year, which could limit our product offerings and significantly reduce our revenues.

Historically, a majority of our revenues have come from the sale of video game accessories for use with video game consoles sold by First Party Manufacturers. Some of our Company's products compatible with these video game consoles have been produced under license agreements with these First Party Manufacturers. These licenses can be categorized as products that are dependent on the license to generate on-going sales ("License Dependent Products") and products that may receive a marketing advantage due to the use of first party logos and trademarks ("Marketing Licenses"). License Dependent Products accounted for approximately 1% of gross sales in fiscal 2004, 16% in fiscal 2003 and 30% in fiscal 2002. Products manufactured under Marketing Licenses accounted for approximately 6% of gross sales in fiscal 2004, 10% in fiscal 2003 and 14% in fiscal 2002. Some of these license agreements have expired and others may expire, which could limit our product offerings and significantly reduce our revenues.

We have a peripheral and compatibility license from Microsoft covering products relating to Microsoft's Xbox video game console. This license will expire on February 28, 2005. Unless either Microsoft or our Company provides notice of its desire to terminate the license at least 90 days prior to that date, the agreement will automatically renew for an additional one-year period. While we do not intend to terminate the agreement and we have not received any indication from Microsoft that it desires to terminate the agreement, no assurance can be given that the agreement will not expire in accordance with its terms. We are uncertain whether we will be able to renew or replace the Microsoft license. Nonetheless, this license only relates to the use of Microsoft's logo on our Company's products, so even without the license, we would be able to continue producing and selling similar products which do not contain the logo. There can be no assurance, however, that sales of unlicensed products will be equivalent to sales of the licensed products. Any decline in the sale of such products could significantly reduce our revenues and have a material adverse effect on our financial condition and results of operations.

Risks Concerning Our Suppliers

Provisions in certain of our supply agreements require us to make minimum annual purchases, and failure to do so could expose us to payment obligations that could adversely affect our cash flows, results of operations and liquidity.

Our five-year agreement with Fire International, Ltd. ("Fire"), which supplies us with game enhancement products sold under our GameShark brand, includes a provision requiring us to purchase a minimum of $5 million of product per year. If the minimum purchases are not made, Fire may demand payment of 40% of the shortfall. Although we met the minimum purchase requirement during the first year of the agreement, no assurance can be made that we will continue to meet the requirement in the future. If sales of the GameShark brand products are insufficient to allow us to meet the minimum purchase requirement, we may be required to make cash payments to Fire, which could materially and adversely affect our cash flows, results of operations and liquidity.

Errors or defects contained in our products, or our failure to comply with applicable safety standards, could result in delayed shipments or rejection of our products, damage to our reputation and expose us to regulatory or other legal action.

Any defects or errors in the operation of our products may result in delays in their introduction. In addition, errors or defects may be uncovered after commercial shipments have begun, which could result in the rejection of our products by our retailers, damage to our reputation, lost sales, diverted development resources and increased customer service and support costs and warranty claims, any of which could harm our business. Adults and children could sustain injuries from our products, and we may be subject to claims or lawsuits resulting from such injuries. There is a risk that these claims or liabilities may exceed, or fall outside the scope of, our insurance coverage. We may also be unable to obtain adequate liability insurance in the future.

The manufacture and supply of our products is dependent upon a limited number of third parties, and our success is dependent upon the ability of these parties to manufacture and supply us with sufficient quantities of our products and on the continued viability and financial stability of these third party suppliers.

We rely on a limited number of manufacturers and suppliers for our products. There can be no assurance that these manufacturers and suppliers will be able to manufacture or supply us with sufficient quantities of products to ensure consumer availability. In addition, these parties may not be able to obtain the raw materials or to obtain the energy or oil supply required to manufacture sufficient quantities of our products. Moreover, there can be no assurance that such manufacturers and suppliers will not refuse to supply us with products, and independently market their own competing products in the future, or will not otherwise discontinue their relationships with or support of our Company. Our failure to maintain our existing manufacturing and supplier relationships, or to establish new relationships in the future, could have a material adverse effect on our business, results of operations, financial condition and liquidity. If our suppliers are unable or unwilling for any reason to supply us with a sufficient quantity of our products, our business, revenues, results of operations, financial condition and liquidity would be materially adversely affected. We obtain our GameShark products from third party suppliers, for which an alternative source may not be available. If any of our key suppliers became financially unstable, our access to these products might be jeopardized, thereby adversely affecting our business, cash flow, financial condition and operational results.

Production levels that do not match demand for our products could result in lost sales or a reduction in our gross margins.

The video game accessories industry is characterized by rapid technological change, frequent new product introductions, short-term customer commitments and rapid changes in demand. We determine production levels based on forecasts of the demand for our products. Actual demand for our products is difficult to forecast. If the actual demand for our products does not match the manufacture of our products, a number of problems could occur, including the loss of potential sales if production cannot be increased to match demand, and additional expenditures necessary to accelerate the production of some products, resulting in lower gross margins. Additionally, if customers find alternative sources of supply to meet their needs, our revenues, results of operations and financial condition could be adversely affected.

Any disruption of shipping and product delivery operations globally could harm our business.

We rely on contract ocean carriers to ship virtually all of our products from China to our primary distribution centers in California and the United Kingdom. Distributors and retailers that take delivery of our products in Hong Kong rely on a variety of carriers to ship those products to their distribution centers and retail outlets. We also rely on a number of sources of ground transportation to deliver our products from our primary distribution centers to our distributors' and retail customers' distribution centers and retail outlets. Any disruption or delay in the importation of our products from their manufacturing facilities or in the delivery of our products from our primary distribution centers to our distributors' and retail customers' distribution centers and retail outlets for any reason, including labor strikes or other labor disputes, terrorism, international incidents or lack of available shipping containers or vehicles, could significantly harm our business and reputation. In 2002, a collective bargaining agreement between the Pacific Maritime Association and the International Longshore and Warehouse Union affecting shipping of products to the Western United States, including our products, expired resulting in an eleven-day cessation of work at West Coast docks. Although the Pacific Maritime Association and International Longshore and Warehouse Union have entered into a new collective bargaining agreement, any further disruption or delay in the importation or delivery of our products for any reason, including any new labor dispute impacting the transportation of our products, could significantly harm our business, results of operations, financial condition and liquidity.

Our success depends on the continued viability and financial stability of our distributors and retailers.

We sell our products through a network of domestic and international distributors and retailers, and our success depends on the continued viability and financial stability of these customers. The distribution and retail industries have historically been characterized by rapid change, including periods of widespread financial difficulties and consolidations, and the emergence of alternative distribution channels.

The loss of one or more of our significant distributors or major retailers could significantly harm our business, financial condition and operating results. In addition, because of our sales to large high-volume customers, we maintain individually significant accounts receivable balances with these customers. As of March 31, 2004, our two largest accounts receivable balances accounted for 49% of total accounts receivable. We generally do not require any collateral from our customers to secure payment of these accounts receivable. However, we do seek to control credit risk through ongoing credit evaluations of our customers' financial condition and by purchasing credit insurance on European retail accounts receivable balances. If any of our major customers were to default in the payment of their obligations to us, our business, financial condition, operating results and cash flows could be adversely affected.

On January 22, 2002, Kmart Corporation ("Kmart") filed for bankruptcy protection. During our 2003 and 2004 fiscal years, we extended credit to Kmart on specific payment terms. On April 23, 2003, Kmart's plan of reorganization was approved, and on May 6, 2003, Kmart emerged from bankruptcy. We continue to do business with Kmart on the basis of these negotiated terms. There can be no assurance that Kmart will not experience further financial difficulties in the future. If Kmart or any of our other customers were to experience difficulties in the future, our business, results of operations, financial condition and liquidity could be harmed.

Risks of Doing Business Internationally

Any loss of China's Normal Trade Relations "NTR" with the United States, or any changes in tariffs or trade policies, could increase our manufacturing expenses and make it more difficult for us to manufacture our products in China, if at all.

The majority of our products are manufactured in China and exported from Hong Kong and China to the United States and worldwide. Our products sold in the United States are currently not subject to United States import duties. However, as a result of opposition to policies of the Chinese government and China's growing trade surpluses with the United States, there has been, and in the future may be, opposition to the extension of NTR status for China. The loss of NTR status for China, changes in current tariff structures or adoption in the United States of other trade policies adverse to China could increase our manufacturing expenses and make it more difficult for us to manufacture our products in China, if at all.

Our manufacturing relationships in China may be adversely affected by changes in the political, economic and legal environment in China.

We maintain offices in Hong Kong and in China. The success of our operations in Hong Kong and China is highly dependent on the Chinese government's continued support of economic reform programs that encourage private investment, and particularly foreign private investment. A change in these policies by the Chinese government could adversely affect us by, among other things, imposing confiscatory taxation, restricting currency conversion, imports and sources of supplies, prohibiting us from manufacturing our products in China or restricting our ability to ship products from China into Hong Kong or to ship finished products out of Hong Kong or otherwise shutting down our offices in Hong Kong and China. Although the Chinese government has chosen economic reform policies to date, no assurance can be given that it will continue to pursue such policies or that such policies will not be significantly altered, especially in the event of a change in leadership or other social or political disruption.

Our sources of manufacturing and distribution capabilities could be adversely affected by ongoing tensions between the Chinese and Taiwanese governments. If Taiwan does not adopt a plan for unifying with China, the Chinese government has threatened military action against Taiwan. As of yet, Taiwan has not indicated that it intends to propose or adopt a reunification plan. If an invasion were to occur, the supply of components from Taiwanese suppliers that are used in our products could be interrupted, potentially limiting the production of our products. Invasion could also lead to sanctions or military action by the United States and/or European countries, which could materially affect our sales to those countries.

China does not have a comprehensive system of laws. Enforcement of existing laws may be sporadic and implementation and interpretation thereof inconsistent. The Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate laws exist in China, it may be impossible to obtain swift and equitable enforcement of such laws, or to obtain enforcement of a judgment by a court in a different jurisdiction. The Chinese tax system is subject to substantial uncertainties and has been subject to recently enacted changes, the interpretation and enforcement of which are also uncertain. There can be no assurance that changes in Chinese tax laws or their interpretation or their application will not subject us to substantial Chinese taxes in the future.

We may be affected by cyclical trends and other shortages in Chinese labor supply as they impact the manufacturers of our products. Labor shortages often occur in China as a result of the Chinese New Year. During this time, our product manufacturers follow the customary practice of temporarily discontinuing operations. In addition, these manufacturers may experience increased employee turnover following the Chinese New Year holiday celebration and during the build up for the holiday season. The availability of labor is also often restricted during the annual agricultural harvest periods. The supply of our products may also be affected by labor shortages as a result of road and weather conditions and natural disasters. As a result of the increased demand for labor due to the growth in China's economy and the population limiting effects of the "one child" policy of the Chinese government, the pool of available employees is becoming more limited. Any material or prolonged labor shortage could have a material adverse effect on our business, our results of operations, financial condition and liquidity.

During 2002/2003, Severe Acute Respiratory Syndrome (SARS) became a major worldwide health concern. SARS is believed to have originated in China and most SARS infections and deaths occurred in China. Because SARS is a highly contagious disease, a number of countries and health organizations, including the World Health Organization, strongly advised people to avoid traveling to Hong Kong or portions of mainland China. We have offices and facilities in both Hong Kong and mainland China and manufacturers of our products are located in China. While SARS did not affect our workers, the disease did materially and adversely affect business in China and our ability to obtain product in accordance with our business plan. Should SARS recur in China in the future, or should another disease have similar results to the SARS outbreak in 2002/2003, our employees and operations could be affected. Any future delay in the manufacturing or delivery of our products could have a material adverse effect on our business, our results of operations, financial condition and liquidity.

There are numerous risks associated with our international operations, any number of which could harm our business.

We have offices and sales throughout the world. For example, our registered office and a sales office are in Canada. Our operational headquarters is in San Diego, California. We also have offices in the United Kingdom, China and Hong Kong. Approximately 87% of our gross sales in fiscal year 2004 were generated in North America, and a substantial majority of our products are manufactured by third parties in Hong Kong and China. The geographical distances between our operations create a number of logistical and communications challenges. These challenges include managing operations across multiple time zones, directing the manufacture and delivery of products across long distances, coordinating procurement of components and raw materials and their delivery to multiple locations, and coordinating the activities and decisions of the management team, which is based in a number of different countries.

In addition, there are other risks inherent in international operations, which could result in disruption or termination of supply of our products available for sale. These risks include:

- unexpected changes in regulatory requirements, taxes, trade laws and tariffs;
- political instability and the potential reversal of current favorable policies encouraging foreign investment or foreign trade by host countries;
- differences in labor laws, labor unrest and difficulties in staffing and managing international operations;
- longer payment cycles;
- fluctuations in currency exchange rates;
- potential adverse tax consequences;
- limitations on imports or exports of components or assembled products, or other travel restrictions;
- differing intellectual property rights and protections;
- delays from doing business with customs brokers and governmental agencies; and
- higher costs of operations.

These factors could materially and adversely affect our business, operating results, and financial condition.

Intellectual Property Risks

We may be faced with legal challenges related to our products, including that our products infringe third parties' intellectual property rights of others. These challenges could cause us to incur significant litigation or licensing expenses or could prohibit us from producing or marketing some or all of our products entirely.

Although we do not believe that our products infringe the proprietary rights of any third parties, there can be no assurance that infringement or other legal claims will not be asserted against us or that any such claims will not materially adversely affect our business, financial condition, or results of operations. Regardless of their validity or success, such claims may result in costly litigation, divert management's time and attention, cause product shipment delays or require us to enter into royalty or licensing agreements, which may not be available on terms acceptable to us, or at all. If licensing arrangements are required but unavailable, we may be prohibited from marketing and distributing these products. In addition, we could also incur substantial costs to redesign our products to comply with legal orders or contractual arrangements. Any of these costs or outcomes could adversely affect our business, results of operations, financial condition and liquidity.

On February 10, 2003, Electro Source, LLC ("Electro Source") filed a complaint against Mad Catz, Inc., a wholly-owned subsidiary of our Company ("MCI"), and Fire International Ltd. ("Fire"), as well as other defendants, in the Superior Court in Los Angeles County, California entitled, *Electro Source, LLC v. Fire International, Ltd., et al.*, Case No. BC 290076. On or about November 18, 2003, Electro Source amended its complaint to add us as a defendant. In its amended complaint, Electro Source asserted claims against us and MCI alleging misappropriation of trade secrets, conspiracy to defraud, interference with contractual relationship and interference with prospective economic advantage in connection with Fire's agreement to supply MCI with product to be marketed under our GameShark brand and for the termination of Fire's alleged prior business relationship with Electro Source.

Electro Source moved for a temporary restraining order to prevent MCI from marketing or otherwise distributing the GameShark products. After a hearing on the matter, the Court denied Electro Source's motion and refused to enter the temporary restraining order. The parties have engaged in written and oral discovery, including depositions. Trial has been set for June 15, 2005; however, there can be no guarantee that we will ultimately prevail or that damages will not be assessed against us. An adverse determination by the Court or jury could seriously impact our revenues and our ability to continue to distribute the GameShark products.

On or about February 25, 2004, Intec, Inc. ("Intec") served a lawsuit on MCI filed in the United States District Court for the District of Southern Florida entitled, *Intec, Inc. v. Mad Catz, Inc.* Case No. 03-21794-CIV—Gold/Simonton, alleging that certain MCI products infringed patent number D475,697. MCI answered, denying all the allegations in the complaint. The case is still in its early stages and neither party has commenced discovery. The parties have requested a trial date of September 2005. We intend to vigorously defend the allegations of the complaint, however there can be no guarantee that we will ultimately prevail or that damages will not be assessed against MCI.

Our intellectual property rights may not prevent our competitors from using our technologies or similar technologies to develop competing products, which could weaken our competitive position and harm our financial results.

Our success depends in part on the use of proprietary technologies. We rely, and plan to continue to rely, on a combination of patents, copyrights, trademarks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. We have entered into confidentiality and invention assignment agreements with our employees and contractors, and nondisclosure agreements with selected parties with whom we conduct business to limit access to and disclosure of our proprietary information. These contractual arrangements and the other steps we have taken to protect our intellectual property may not prevent misappropriation of that intellectual property or deter independent third party development of similar technologies. Monitoring the unauthorized use of proprietary technology and trademarks is costly, and any dispute or other litigation, regardless of outcome, may be costly and time consuming and may divert our management and key personnel from our business operations. The steps taken by us may not prevent unauthorized use of our proprietary technology or trademarks. Many features of our products are not protected by patents, and, as a consequence, we may not have the legal right to prevent others from reverse engineering or otherwise copying and using these features in competitive products. If we fail to protect or to enforce our intellectual property rights successfully, our competitive position could suffer, which could adversely affect our financial results.

We may incur significant costs in protecting our intellectual property rights.

Occasionally in the industry, successful products are "knocked-off" or copied. While we strive to protect our intellectual property, we cannot guarantee that "knock-offs" will not have a significant effect on our business. The costs incurred in protecting our intellectual property rights could be significant and there is no assurance that we will be able to successfully protect our rights.

Financing Risks

Our financial results are dependent on timely introduction of new products, and any failure to introduce new products to the marketplace may materially adversely affect our business, results of operations, financial condition and liquidity. Our product mix constantly changes.

New products introduced within the fiscal year accounted for approximately 13% of gross sales in fiscal 2004, 30% in fiscal 2003, and 26% in fiscal 2002. In addition, new bundles, consisting of a number of new and/or existing products sold in the same package, introduced within the fiscal year accounted for approximately 10% of sales in fiscal 2004, 6% in 2003 and 9% in 2002. There are numerous steps required to develop a product from conception to commercial introduction and to ensure timely shipment to retail customers, including designing, sourcing and testing the electronic components, receiving approval of hardware and other third party licensors, factory availability and manufacturing and designing the graphics and packaging. Any difficulties or delays in the product development process will likely result in delays in the contemplated product introduction schedule. It is common in new product introductions or product updates to encounter technical and other difficulties affecting manufacturing efficiency and, at times, the ability to manufacture the product at all. Although these difficulties can be corrected or improved over time with continued manufacturing experience and engineering efforts, if one or more aspects necessary for the introduction of products are not completed as scheduled, or if technical difficulties take longer than anticipated to overcome, the product introductions will be delayed, or in some cases may be terminated. No assurances can be given that products will be introduced in a timely fashion, and if new products are delayed, our sales and revenue growth may be limited or impaired.

The typical life cycle of successful video game accessories is similar to the life of video game consoles, which historically has ranged from two to ten years. The extended life cycle is due to the continuing sales of the PlayStation platform since its introduction in 1995, and Sony's contention that PlayStation 2 will have strong sales for ten years. Factors such as competition for access to retail shelf space, consumer preferences and seasonality could result in the shortening of the life cycle for older products and increase the importance of our ability to release new products on a timely basis. We must introduce new products in order to generate new revenues and/or to replace declining revenues from older products. The complexity of new video game systems has resulted in higher development expenses, longer development cycles, and the need to carefully monitor and plan the product development process.

Some of our products have been only recently introduced and although they may experience strong initial market acceptance, no assurance can be given that any initial acceptance will result in future sales. As a general matter, we expect that sales of these products will decline over the product's life cycle. We cannot predict the length of the life cycle for any particular product. In order to control costs, and take advantage of the limited shelf space provided to us, we must periodically discontinue some of our product offerings. Our long-term operating results will therefore depend largely upon our continued ability to conceive, develop and introduce new appealing products at competitive prices.

Our product mix constantly changes. At the end of fiscal 2004, we had approximately 112 active products. We define "active products" as products that have maintained gross sales in excess of $5,000 per quarter. Each product may be configured and sold in a number of different stock keeping units. In fiscal 2004 we introduced approximately 63 new products and discontinued approximately 67 products for a net decrease of approximately 4 active products. At the end of fiscal 2003, we had approximately 116 active products. In fiscal 2003, we introduced approximately 71 new products and discontinued approximately 38 products for a net increase of approximately 33 active products. At the end of fiscal 2002, we had approximately 83 active products. In fiscal 2002, we introduced approximately 71 new products and discontinued approximately 48 products for a net increase of approximately 23 active products.

If we do not introduce new products in a timely and efficient manner and in accordance with our operating plans, our results of operations, financial condition and liquidity could be negatively and materially affected.

We depend upon the availability of capital under our credit facility to finance our operations. Any additional financing that we may need may not be available on favorable terms, or at all.

In addition to revenue generated from sales of our products, we finance our operations with a $35.0 million Credit Facility (the "Credit Facility") provided by Congress Financial Corporation and affiliates ("Congress"), an unrelated party. The Credit Facility is scheduled to expire on September 25, 2004. The Credit Facility will automatically renew for an additional one-year period unless either party gives written notice to the other party seeking to terminate the Credit Facility at least 60 days prior to the expiration date. If we violate any of the financial or other covenants contained in the Credit Facility, we will be in default under the Credit Facility. If a default occurs and is not timely cured or waived by Congress, Congress could seek remedies against us, including: (1) penalty rates of interest, (2) immediate repayment of the debt or (3) foreclosure on assets securing the Credit Facility. No assurance can be given that we will maintain compliance with these covenants in the future. The Credit Facility is asset based and can only be drawn down in an amount to which eligible collateral exists and can be negatively impacted by extended collection of accounts receivable, unexpectedly high returns and slow moving inventory, among other factors.

If we need to obtain additional funds for any reason, including the termination of the Credit Facility, increased working capital requirements, possible acquisitions or otherwise, there can be no assurance that alternative financing can be obtained on substantially similar or acceptable terms, or at all. The failure of our Company to promptly obtain alternate financing could limit our ability to implement our business plan and have an immediate, severe and adverse impact on our business, results of operations, financial condition and liquidity. In the event that no alternative financing is available, we would be forced to drastically curtail operations, or dispose of assets, or cease operations altogether.

Increases in interest rates may increase our interest expense and adversely affect our profitability and cash flow and our ability to service indebtedness.

We depend, in a significant part, on borrowings under the Credit Facility to finance our operations. At June 30, 2004, the outstanding balance under the Credit Facility was $13.4 million. The interest rate applicable to the Credit Facility varies based on the U.S. prime rate plus 0.75%. The variable rate debt outstanding under the Credit Facility had a weighted average interest rate of approximately 4.96% per annum as of June 30, 2004. Increases in the interest rate under the Credit Facility will increase our interest expense, which could harm our profitability and cash flow. For example, if the interest rate under the Credit Facility increases by 100 basis points, the increase in interest expense would decrease our future earnings and cash flows by approximately $150,000 annually.

Our operating results are exposed to changes in exchange rates.

We have net monetary asset and liability balances in foreign currencies other than the U.S. dollar, including the Pound Sterling, the Canadian dollar, the Hong Kong dollar and the Yuan Renminbi ("RMB"). International distribution and sales revenues usually are made by our subsidiaries in the United States, United Kingdom and Canada, and are denominated typically in their local currency. However, the expenses incurred by these subsidiaries are also denominated in the local currency. As a result, our operating results are exposed to change in exchange rates between the U.S. dollar and the Pound Sterling or the Canadian dollar. We do not currently hedge our foreign exchange risk, which is not significant at this time. We will continue to monitor our exposure to currency fluctuations, and, where appropriate, may use financial hedging techniques in the future to minimize the effect of these fluctuations.

Possible increase in value to Chinese currency vis-à-vis U.S. currency would have a material impact on the cost of our products.

Currently China's currency, the RMB, is pegged to the U.S. dollar. The Chinese government is receiving pressure from other governments to trade its currency on the open market. If the Chinese government was to trade its currency on the open market and the RMB were to increase in value relative to the U.S. dollar, we would experience increased factory and production costs, including labor and certain raw materials that could have a material impact on the cost of our products.

General Risk Factors

We must stay at the forefront of technology and any inability to do so would have a material adverse effect on our results of operations, financial condition and liquidity.

The video game accessories industry is characterized by rapid technological advances, evolving industry standards, frequent new product introductions and enhancements and changing customer requirements. Much of the development of our new product offerings is dependent upon our ability to reverse engineer first party products as they are introduced by the manufacturers, and the introduction of products that prevent or delay our ability to effectively develop products through reverse engineering could prevent us from developing new products, which would harm our business operations, financial condition, results of operations and liquidity. The introduction of products embodying or based upon new technologies and the emergence of new industry standards could render our existing inventory of products obsolete, incompatible with new consoles and unmarketable. We believe that any future success will depend upon our ability to reverse engineer new video game systems, introduce new products that keep pace with technological developments, respond to evolving end-user requirements and achieve market acceptance. If we cannot reverse engineer the next generation video game platforms or fail to develop and introduce new enhancements or new products for existing platforms, or if changes to existing video game platforms render our products out of date or obsolete, or if our intended customers do not accept these products, our business would be materially harmed.

Natural disasters or other events outside of our control may damage our facilities or the facilities of third parties on which we depend for the manufacture and distribution of our products.

Our North American distribution center and operational headquarters are located in California near major earthquake faults that have experienced earthquakes in the past. An earthquake or other natural disaster could disrupt our operations at these facilities. Any of these disruptions or other events outside of our control could impair the manufacture or distribution of products, damage inventory, interrupt critical functions or otherwise affect our business negatively, harming our business operations and future financial condition, results of operations or liquidity. In addition, if the facilities of our third party product manufacturers are affected by earthquakes, power shortages, floods, monsoons, terrorism or other events outside of our control, our ability to obtain sufficient manufactured products could suffer or be impaired.

Our business is seasonal and our financial results vary from period to period.

The video game and video game accessory industry is highly seasonal and our operating results vary substantially from period to period. We generate a substantial portion of our sales during the holiday season. The high level of seasonality causes us to take significant risks in the purchase of inventory for the holiday season. There can be no guarantee that our customers or we will sell all their inventories. Excess inventory at year-end may result in financial losses from obsolescence, reserves, returns and markdowns.

Moreover, if expenses remain relatively fixed, but our revenues are less than anticipated in any quarter, our operating results would be adversely affected for that quarter. In addition, incurring unexpected expenses could adversely affect operating results for the period in which such expenses are incurred. Failure to achieve periodic revenue, earnings and other operating and financial results as anticipated by brokerage firms or industry analysts could result in an immediate and adverse effect on the market price of our common shares ("Shares"). We may not discover, or be able to confirm, revenue or earnings shortfalls until the end of a quarter, which could result in a greater immediate and adverse effect on the Share price.

Continued poor economic conditions could harm our business, results of operations, financial condition and liquidity.

Continued weak economic conditions in the United States and elsewhere have adversely affected consumer confidence and consumer sales generally. Further weakening of the economies of North America, Europe, Asia or other areas where our products are sold could damage our sales in these regions. Other changes in general economic conditions, such as greater demand or higher prices for plastic, electronic components, liquid crystal displays and fuel, may delay manufacture of our products, increase our costs or otherwise harm our margins and operating results.

No assurance of growth.

Our current business strategy emphasizes the continued addition of new retail accounts, increasing product penetration within existing accounts, introduction of new products and entry into new product categories while focusing on maximizing the profitability of each sale. Sales to customers that did not have recorded sales in the prior 12 months accounted for approximately 3% in fiscal 2004, 21% in fiscal 2003, and 15% in fiscal 2002. North American sales represented approximately 87% of our total gross sales in fiscal 2004, 79% in fiscal 2003, and 88% in fiscal 2002. The increase in North American sales in fiscal 2004 over fiscal 2003 is due to increased sales to large retail customers in the United Sates and Canada, the introduction of the GameShark line of products in North America and the loss of sales of international sales of the PlayStation 2 Memory Card during fiscal 2004. The decline in North American sales from fiscal 2002 to fiscal 2003 was largely due to the increase in sales from new customers and new products being more than offset by the loss of the North American PlayStation 2 Memory Card license. In fiscal 2002 the North American PlayStation 2 Memory Card license accounted for approximately 22% of gross sales. In fiscal 2002, our growth strategy expanded to include direct sales to retail accounts in certain International territories. International sales accounted for approximately 13% of gross sales in fiscal 2004, 21% in fiscal 2003, and 11% in fiscal 2002. There can be no assurance that we will achieve future growth in net sales or that we will be able to maintain our present levels of net sales or profitability.

Historically, the video game industry has been cyclical with many consumers delaying the purchase of new video game systems for one to two years following the launch of a new system. Sony's continued support of older systems and reverse compatibility has reduced the cyclical impact. However, approaching the launch of new systems with Xbox2 expected in 2005, PlayStation 3 and Nintendo's new video game system, Revolution, expected in 2006, the industry may enter a period of decline until the new systems are introduced. Any general decline in the video game industry may also adversely impact our business, results of operations, financial condition and liquidity.

Changes in environmental rules and regulations could increase our costs and impact our future operating results.

Some of our products are subject to international laws restricting the presence of certain substances in electronic products. Legislation enacted by the European Union ("EU") mandates certain electronic products manufactured or supplied into the EU to be lead-free by July 2006. Further, production of products in certain countries requires us to provide consumers with the ability to return product for ultimate disposal at the end of its useful life, and places responsibility for environmentally safe disposal or recycling with the producer. The EU has finalized the Waste Electrical and Electronic Equipment Directive ("WEEE"), which makes producers of electronic goods financially responsible for specified collection, recycling, treatment and disposal of covered products. Producers are required to be financially responsible under the WEEE Legislation beginning in August 2005. Similar legislation may be enacted in other jurisdictions, including federal and state legislation in the United States, the cumulative impact of which could be significant. We apply strict standards for environmental protection to sites inside and outside the United States, even if not subject to regulations imposed by local governments. Although we do not anticipate any material adverse effects in the future based on the nature of our operations and the thrust of such laws, there is no assurance that such existing laws or future laws will not have a material adverse affect on our business, results of operations, financial condition and liquidity. Compliance with these and other environmental laws and regulations may be costly, thereby increasing the cost of manufacturing and significantly reducing our margins and profitability. To the extent that our competitors choose not to abide by these environmental laws and regulations, we will be at a cost disadvantage, thereby hindering our ability to effectively compete in the market place.

We may pursue acquisitions, which would subject our business to additional risks.

We may expand our operations or product offerings through the acquisition of additional businesses, products or technologies. A recent example is the acquisition of GameShark intellectual property. There can be no assurance that we will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses, products or technologies into our Company without substantial expenses, delays or other operational or financial problems. Acquisitions involve a number of risks, including:

- diversion of management's attention;
- failure to retain key acquired personnel;
- difficulty in integrating and absorbing the acquired business, its employees, corporate culture, managerial systems and services;
- customer dissatisfaction or performance problems with an acquired business;
- lawsuits and legal liabilities; and
- other unanticipated events or circumstances.

Some or all of these risks could have a material adverse effect on our acquired businesses, products or technologies. Furthermore, there can be no assurance that any acquired business, product, or technology will be profitable or achieve anticipated revenues and income. The failure by our Company to manage our acquisition strategy successfully could have a material adverse effect on our business, results of operations and financial condition.

Fluctuations in currency values could have a material adverse effect on our results of operations, financial condition and liquidity.

Because our financial results are reported in United States dollars, fluctuations in the value of the United States dollar relative to the Canadian dollar, British pound, Euro and other currencies could materially affect our results. Historically, we have not engaged in hedging transactions to reduce the risk of currency fluctuation. However, upon opening a sales office in the United Kingdom in early 2002, we now denominate some sales invoices in British pounds and Euros. Accordingly, we occasionally engage in hedging transactions in an attempt to partially mitigate the effect of foreign currency variations on the financial results, but there is no guarantee that such attempts will be successful.

Fluctuations in currency exchange rates impact our revenues and profitability because we report our financial statements in U.S. dollars whereas a significant portion of our sales to customers is transacted in other currencies, particularly the Euro. Furthermore, fluctuations in foreign currencies impact our global pricing strategy resulting in our lowering or raising selling prices in a currency in order to avoid disparity with U.S. dollar prices and to respond to currency-driven competitive pricing actions.

Failure to attract, retain and motivate skilled personnel would have a material adverse effect on our results of operations, financial condition or liquidity.

Our ability to achieve our revenue and operating performance objectives will depend in large part on our ability to attract and retain qualified and highly skilled sales, marketing, operations, logistics, management, engineering and finance personnel. We compete for our personnel with other companies, and competition for such personnel is intense and is expected to remain so for the foreseeable future, particularly for those with relevant technical expertise. Failure to retain and expand our key employee population could adversely affect our business and operating results.

We are heavily dependent upon our senior management team. The continued availability of this team will be a major contributing factor to our future growth. In the event that any member of senior management becomes unavailable for any reason, we could be materially and adversely affected. We do not maintain key-man life insurance on any of our senior management.

Competition for market acceptance and retail shelf space and pricing competition affects our revenue and profitability.

The video game accessory market is highly competitive and the barriers to entry are low. Only a small percentage of products introduced in the market achieve any degree of sustained market acceptance. If our products are not successful, our operations and profitability will be negatively impacted. Competition in the video game accessory industry is based primarily upon:

- the availability of significant financial resources;
- the quality of products;
- reviews received for products from independent reviewers;
- access to retail shelf space;
- the success of the game console for which the products were developed;
- the price at which the products are sold; and
- the number of other competing products for the system for which the products were developed.

Some of our competitors, particularly the first party manufacturers, enjoy competitive advantages over us, such as longer operating histories, larger technical staffs, more established and larger sales and marketing organizations, significantly greater financial and other resources, ability to respond more quickly to new or emerging technologies and changes in customer requirements or ability to establish or strengthen cooperative relationships with retailers, distributors and other marketers.

Increased competition from these and other sources could require us to respond to competitive pressures by establishing pricing, marketing and other programs or seeking out additional acquisitions that may be less favorable than what we could otherwise establish or obtain, and thus could have a material adverse effect on our business, financial condition and results of operations. No assurance can be given that we will be able to compete effectively in our markets.

Any future terrorist attacks and other acts of violence or war may affect the demand for video game accessories, which may negatively affect our operations and financial results.

There can be no assurance that there will not be further action by the United States military or additional terrorist attacks against the United States or United States businesses. These attacks or armed conflicts may directly impact our physical facilities, those of our customers or potential customers or those of our manufacturers or suppliers. Also, these attacks may cause a reduction in the demand for video game accessories. Any additional actions by the United States against the people and organizations the United States believes to coordinate and facilitate terrorist activities could have a further impact on demand for consumer products in general and video game accessories in particular. Political and economic instability in some regions of the world may also result and could negatively impact our international operations. The consequences of any of these armed conflicts are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business. The continued threat of terrorism within the United States, Europe and the Middle East and the military action and heightened security measures in response to such threat may cause significant disruption to commerce throughout the world. To the extent that such disruptions result in delays or cancellations of customer orders, a general decrease in the demand for video game accessories, or our inability to effectively market our products, our business and results of operations could be materially and adversely affected. We are unable to predict whether the threat of terrorism or the responses thereto will result in any long-term commercial disruptions or if such activities or responses will have a long-term material adverse effect on our business, results of operations, financial condition and liquidity.

Our taxes are subject to audit, and as such, additional taxes may be payable by our Company.

We cannot predict whether our tax rates will remain as low as they have been in the past as tax regulations and the application or interpretation in the various jurisdictions in which we operate are always subject to change. Our taxes are subject to audit. We cannot guarantee that additional taxes will not be due as a result of audits or other factors.

Volatility in the mass market retail sector could have a material adverse effect on our sales.

Most of our sales are made to mass-market retailers. The mass-market retail channel in the U.S. has experienced significant shifts in the market share among competitors in recent years, causing several of our customers to experience liquidity problems. Additionally, this has caused several customers file for bankruptcy during the past two years. While we attempt to minimize our credit exposure, there is always a risk that our customers will not pay or that they will delay payment, subjecting us to exposure to bad debt losses. In addition, if these customers were to cease doing business as a result of bankruptcy, it could have a material adverse effect on our sales.

Risk Factors Related to Our Shares

We have implemented a rights plan that could prevent or delay an acquisition of our Company that may be beneficial to our shareholders and could result in additional dilution to our shareholders.

We have adopted a shareholder rights plan in an attempt to ensure that shareholders receive a fair price in the event that a person seeks to acquire our Company. Under the rights plan, shareholders hold certain rights, which entitle them to purchase additional Shares in response to a take-over bid or tender offer, at a substantial discount from the prevailing market price of the Shares, and to vote the additional Shares. The existence of the rights plan could result in a decrease in investor interest, and an accompanying downward pressure on the market price of the Shares, or could discourage, delay or prevent an acquisition of our Company under certain circumstances because of the increased difficulty faced by persons making a take-over bid for our Company. In addition, there could be substantial dilution of the Shares in the event that the permitted shareholders purchase additional Shares pursuant to the rights plan.

__Control by existing shareholders; anti-takeover effects.__

Our officers and directors, in the aggregate, beneficially own approximately 17.4% of our outstanding Shares as of June 30, 2004. As a result, if these shareholders acted together, they could exert substantial influence over our Company and many matters requiring shareholder approval, including, without limitation, the election of directors, modification of our capital structure, adoption of stock option plans and award of grants there under, terms and conditions of an amalgamation, arrangement, merger or consolidation of our Company with another company, and negotiation of the terms and conditions of a tender offer or take-over bid for the Shares made by another company. These shareholders could exercise this ability in a manner that advances their best interests and not necessarily those of our other shareholders. This ownership concentration could also have the effect of delaying or preventing any acquisition of our Company, which could adversely affect the market price of the Shares and, in certain circumstances, prevent shareholders from receiving a premium over the then current market value for their Shares.

__Penny stock rules may negatively impact the liquidity of the Shares.__

The Shares are subject to rules promulgated by the United States Securities and Exchange Commission (the "SEC") relating to "penny stocks," which apply to certain companies whose shares trade at less than $5.00 per share and which do not meet certain other financial requirements specified by the SEC. These rules require brokers who sell "penny stocks" to persons other than established customers and "accredited investors" to complete certain documentation, make suitability inquiries of investors, and provide investors with certain information concerning the risks of trading in such penny stocks. These rules may discourage or restrict the ability of brokers to sell the Shares and may affect the secondary market for the Shares. These rules could also have a detrimental effect upon our ability to raise funds in the primary market for Shares.

__Volatility of Share price and absence of dividends.__

The market price of the Shares has been and is likely to be highly volatile. Many factors could have a significant adverse impact on the market price of the Shares, including:

- our or our competitors' announcements of technological innovations or new products by us or our competitors;
- governmental regulatory actions;
- developments with our strategic alliances and collaborators;
- developments concerning our proprietary rights or the proprietary rights of our competitors (including litigation);
- period-to-period fluctuations in our operating results;
- changes in estimates of our performance by securities analysts;
- market conditions for consumer technology stocks in general; and
- other factors not within our control.

We have never paid cash dividends on our Shares and do not anticipate paying any cash dividends in the foreseeable future.

__There can be no assurance that the holders or purchasers of our Shares will be able to resell their Shares at prices equal to our greater than their cost.__

The market price of our Shares could be subject to significant fluctuations in response to quarterly variations in our operating results, announcements of technological innovations through new products by us or our competitors, changes in financial estimates by securities analysts or other events or factors, many of which are beyond our control. In addition, the stock markets have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many companies whose businesses are dependent on technology and that often have been unrelated to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of our Shares. There can be no assurance that the holders or purchasers of our Shares will be able to resell their Shares at prices equal to or greater than their cost.

Investors may not be able to secure foreign enforcement of civil liabilities against management.

The enforcement by investors of civil liabilities under the federal securities laws of the United States may be adversely affected by the fact that we are organized under the laws of Canada, that some of our officers and directors are residents of a foreign country and that all, or a substantial portion, of our assets and such persons' assets are located outside of the United States. As a result, it may be difficult for holders of our Shares to affect service of process on such persons within the United States or to realize in the United States upon judgments rendered against them.

Item 4. Information on our Company

A. History and Development of Our Company

Our name is Mad Catz Interactive, Inc. Our Shares trade on the Toronto Stock Exchange ("TSX") and the American Stock Exchange ("AMEX") under the symbol "MCZ." Our registered office is located at 181 Bay Street, Suite 2500, Toronto, Ontario, M5J 2T7, Telephone (416) 360-8600. Our primary subsidiary—Mad Catz, Inc. ("MCI")—and operational headquarters are located at 7480 Mission Valley Road, Suite 101, San Diego, California, 92108. Our registered agent is Lang Michener LLP, located at 181 Bay Street, Suite 2500, Toronto, Ontario M5J 2T7 (416) 360-8600. We are in the business of designing, manufacturing, marketing and distributing video game accessories, which are compatible with Sony, Nintendo, Microsoft and other video game platforms. Our video game accessories are marketed under the Mad Catz and GameShark brands.

We were incorporated under the Canada Business Corporations Act on August 25, 1993 under the name Patch Ventures Inc. ("Patch"). In 1994, Patch acquired all of the issued and outstanding shares of Legacy Manufacturing Corporation and changed its name to Legacy Storage Systems International Inc. In 1996, our Company changed its name to Tecmar Technologies International Inc. At that time, our principal business consisted of designing and developing data storage systems for networks and workstations and marketing such systems to computer original equipment manufacturers and distributors through several operating subsidiaries.

In 1998, we completed the sale of our operating businesses, Tecmar Technologies, Inc., and changed our name to Xencet Investments Inc. ("Xencet"). To meet the listing requirements of the TSX, we acquired all of the outstanding securities of Games Trader Inc., a corporation incorporated pursuant to the laws of the Province of Ontario ("Games Trader"). Games Trader sold previously played video games, and, in connection with the acquisition, we changed our name to Games Trader Inc. We later changed our name to GTR Group Inc. in 1999.

Effective August 31, 1999, we completed the acquisition of MCI, a corporation incorporated under the laws of Delaware that designs, manufactures and distributes video game accessories. MCI and its predecessor company have been involved in the video game business since approximately 1991. In September 2001, we changed our name to Mad Catz Interactive, Inc. In January 2003, we acquired the intellectual property associated with the GameShark brand of products.

General Organization of Our Company

We are a corporation incorporated under the Canada Business Corporations Act. We have several operating subsidiaries: (i) MCI, (ii) 1328158 Ontario Inc., which distributes our Mad Catz and GameShark lines of video game accessories in Canada under the name Mad Catz Canada ("MCC"), and (iii) Mad Catz Europe, Limited, a corporation incorporated under the laws of England and Wales ("MCE") that sells our Mad Catz and GameShark lines of video game accessories in Europe. We also beneficially own all the issued and outstanding shares of Mad Catz Interactive Asia, Limited, a corporation incorporated under the laws of Hong Kong ("MCIA") that provides procurement services related to the manufacture of Mad Catz products. MCI owns all of the issued and outstanding shares of FX Unlimited, Inc., a corporation incorporated under the laws of Delaware ("FX"), which is currently inactive, but holds certain intangible assets related to the MCI business. MCI and FX each own 50% of the issued and outstanding shares of Mad Catz (Asia) Limited, a corporation incorporated under the laws Hong Kong ("MCA"), which is currently inactive.

B. Business Overview

Video Game Controllers and Accessories

Our products include video game controllers and accessories of all types, such as control pads, game enhancement software, steering wheels, joysticks, memory cards, video cables, light guns, dance pads and microphones. The sale of control pads accounted for approximately 40% of our gross sales in fiscal 2004, 43% in fiscal 2003 and 29% in fiscal 2002. With the expiration in late 2001 in the United States and in late 2002 in Europe of the license from Sony for the sale of memory cards, memory card sales have declined and accounted for approximately 7% of gross sales in fiscal 2004 as compared to 22% in fiscal 2003 and 37% in fiscal 2002. Steering wheel sales accounted for approximately 10% of gross sales in fiscal 2004, 8% in fiscal 2003 and 7% in fiscal 2002. Software sales, including the sale of GameShark products, which had its first full fiscal year of sales in fiscal 2004, accounted for approximately 11% of gross sales in fiscal 2004 and 0% of gross sales in each of fiscal 2003 and 2002.

A majority of our products are manufactured through third parties in Asia. Our products are designed, developed, manufactured (through third parties) and marketed for all major console based video game platforms (such as the Microsoft Xbox, Nintendo GameCube, Game Boy Advance, Game Boy Advance SP, Game Boy Advance DS, N64, Sony PlayStation and PlayStation 2, and Nokia N-Gage QD). The sale of products designed for Sony's PlayStation 2 platform accounted for approximately 34% of gross sales in fiscal 2004, 40% in fiscal 2003 and 45% in fiscal 2002. Products for Microsoft's Xbox platform accounted for approximately 23% of gross sales in fiscal 2004, 23% in fiscal 2003 and 11% in fiscal 2002. Products for Nintendo's Game Boy, Game Boy Color, Game Boy Advance and Game Boy Advance SP accounted for approximately 9% of gross sales in fiscal 2004, 10% in fiscal 2003 and 15% in fiscal 2002. Products for Nintendo's GameCube platform accounted for approximately 12% of gross sales in fiscal 2004, 9% in fiscal 2003 and 4% in fiscal 2002. Products for Sony's PlayStation platform accounted for approximately 8% of gross sales in fiscal 2004, 7% in fiscal 2003 and 12% in fiscal 2002.

Product Lifecycle

The typical life cycle of successful video game accessories is similar to the life of video game consoles, which generally ranges from two to ten years. Factors such as competition for access to retail shelf space, consumer preferences and seasonality could result in the shortening of the life cycle for older products and increase the importance of our ability to release new products on a timely basis. We must introduce new products in order to generate new revenues and/or to replace declining revenues from older products. The complexity of new video game systems has resulted in higher development expenses and longer development cycles than previously, and the need to carefully monitor and plan the product development process.

In fiscal 2004, approximately 34% of our gross sales were derived from products designed for use with Sony's PlayStation 2 video game console. Sony launched the PlayStation 2 in the United States in late 2000, and is expected to launch its successor, the PlayStation 3, in 2006. Sony has made public statements that it will continue to manufacture and market the PlayStation 2 after the PlayStation 3 is launched, and expects the PlayStation 2 to have a life cycle of 10 years in line with the original PlayStation video game console. Sony launched the PlayStation in the United States in 1995 and continues to market it today. In fiscal 2004, products designed for use with the PlayStation accounted for approximately 8% of our Company's gross sales. Analysts have attributed the longevity of the PlayStation video game console in part to the reverse compatibility of the PlayStation 2 console. Reverse compatibility means that PlayStation games and accessories can be used on the PlayStation 2 console.

Microsoft's Xbox console was launched in the United States in late 2001. The Xbox was Microsoft's first video game console, and sales of Xbox compatible products accounted for approximately 23% of our gross sales in fiscal 2004. Launch of the successor system to the Xbox is anticipated in the late 2005, early 2006 time frame. No announcement has been made as to whether Microsoft will continue to market the Xbox after the launch of the new system or whether the new system will be reverse compatible.

Nintendo's GameCube console was also launched in the United States in late 2001. The GameCube console was the successor to Nintendo's N64 console, launched in the United States in 1996. In fiscal 2004, approximately 12% of our gross sales were derived from the sale of products designed for use with the GameCube console. We continued to sell products for the N64 console in fiscal 2004. A successor to the GameCube console is expected to be launched in the United States in 2006 or 2007. No announcement has been made as to whether Nintendo will continue to market the GameCube system after the launch of the new system or whether the new system will be reverse compatible.

Nintendo's latest version of its Game Boy handheld product, the Game Boy Advance, was launched in 2001. Nintendo launched an improved version, the Game Boy Advance SP, in 2003. Both systems continue to be available in the market and gross sales of our products designed for these systems accounted for approximately 9% of our gross sales in fiscal 2004. Nintendo has announced plans to launch a new system, the Game Boy Advance DS, in the United States in November 2004, at which time it is anticipated that Nintendo will discontinue the original Game Boy Advance system. It is expected that Nintendo will continue to market the Nintendo Game Boy Advance SP.

In 2003, Nokia launched its N-Gage handheld gaming system. In 2004, it was replaced with an updated N-Gage QD. Sony has also announced plans to enter the handheld market in early 2005 with the United States launch of the Sony PSP, a handheld video game systems and movie player.

The United States market is now in the back half of the current console lifecycle and approaching the transition to the next generation of consoles in 2005/2006. Based on experience from prior transitions, it is expected that the industry's growth trend over the last 3 years will be difficult to sustain.

Video game console prices typically reduce as the products mature in the market place. In September 2003, Nintendo reduced the price of its GameCube console in the US from $149 to $99. In March 2004, Microsoft reduced the price of its Xbox system from $179 to $149. In May 2004, Sony reduced the price of its PlayStation 2 console from $179 to $149. Lower console prices usually result in higher unit sales of console systems. Management believes that the more price sensitive "late adopter" that waits for these price reductions before purchasing a system is also more likely to purchase value-priced accessories.

The European launches of the video game console systems have historically lagged one year behind launches in the United States, which means that the European market is at an earlier stage in the products' lifecycles. This one-year lag is expected to continue with the launch of future console systems.

Sales Analysis

Our products are sold by many of the largest video game retailers in the world including Army-Air Force Exchange Service (AAFES), Best Buy, Blockbuster Video, Circuit City, EB Games, GameStop, Hollywood Video, Kmart, Meijer, Sam Goody's, Sam's Club, Target and Wal-Mart in the United States; Best Buy,

Blockbuster Video, EB Games, Future Shop, Multimicro, Rogers Video, and Wal-Mart in Canada; and ASDA, Auchan, Blockbuster Video, Carrefour, Comet, Curry's, Dixons, FNAC, GameStation, Karstadt, Media Markt, PC World, ProMarkt, Saturn, and Toys R Us in Europe.

In fiscal 2004, approximately 80% of our gross sales were generated in the United States, 7% in Canada, 9% in Europe, and 4% in other international locations, including Australia, Japan, Korea, New Zealand, and Singapore. In fiscal 2003, approximately 74% of our gross sales were generated in the United States, 5% in Canada, 18% in Europe, and 4% in other international locations. In fiscal 2002, approximately 86% of our gross sales were generated in the United States, 2% in Canada, 9% in Europe, and 2% in other international locations.

Sales by Customer

Our top two customers accounted for approximately 39% of our gross sales in fiscal 2004, 34% in fiscal 2003 and 48% in fiscal 2002. In fiscal 2004, our two largest customers were Wal-Mart and EB Games. No other customer represented more than 10% of our gross sales in 2004. Our top 10 customers accounted for 79% of gross sales in fiscal 2004, 76% in fiscal 2003 and 81% in fiscal 2002.

Seasonality and the Volatility of Quarterly Results

We generate a substantial percentage of our net sales in the last three months of every calendar year, our fiscal third quarter. During fiscal year 2004, approximately 17% of our net sales were generated in the fiscal first quarter, 21% in the fiscal second quarter, 41% in the fiscal third quarter and 21% in the fiscal fourth quarter. In fiscal 2003, approximately 14% of our net sales were generated in the fiscal first quarter, 19% in the fiscal second quarter, 44% in the fiscal third quarter and 23% in the fiscal fourth quarter. In fiscal 2002, approximately 17% of our net sales were generated in the fiscal first quarter, 19% in the fiscal second quarter, 45% in the fiscal third quarter, and 19% in the fiscal fourth quarter. In fiscal 2004, first quarter sales included the launch of the GameShark line of products, followed in the second quarter by new product sales to Microsoft of the music mixer microphone and slower sales in the third and fourth quarters, consistent with slower industry results. In fiscal 2003, fourth quarter share of sales was higher than fiscal 2002 because the slow consumer spending on video game accessories in the first nine to ten weeks of the quarter resulted in sales peaking more acutely in the last two to three weeks of the third quarter and replenishment occurring in the fourth quarter. In addition, we added product listings in the fourth quarter. In fiscal 2002, third quarter sales were boosted by the launch of Microsoft's Xbox platform and Nintendo's GameCube platform and fourth quarter sales were favorably impacted by the launch of Nintendo's Game Boy Advance platform and negatively impacted by the loss of the North American Sony PlayStation 2 Memory Card license. Our quarterly results of operations can be expected to fluctuate significantly in the future, as a result of many factors, including: seasonal influences on its sales; unpredictable consumer preferences and spending trends; the introduction of new video game platforms; the need to increase inventories in advance of our primary selling season; and timing of introductions of new products. For a discussion of these and other factors affecting seasonality, see "Risk Factors—Our business is seasonal and our financial results vary from period to period" elsewhere in this Form 20-F.

Strategy

In fiscal year 2001, management determined to sell or discontinue our Company's entire non-video game accessory operations, which was completed by October 1, 2001. We also developed and launched a complete line of accessories for the Sony PlayStation 2 console. During fiscal 2002, we developed and launched a complete line of accessories for the Nintendo GameCube and Microsoft Xbox video game platforms and Nintendo's Game Boy Advance hand held platform and introduced approximately 71 new products. We also increased our control pad placements from four to eight of the top ten North American retailers and established an office in the United Kingdom to begin direct sales to key European customers.

In fiscal 2003, we focused our efforts on developing and launching new products, further expanding our North American customer base and growing our European business in support of the European launch of

Microsoft's Xbox and Nintendo's GameCube video game platforms. During fiscal 2003, we launched 71 new products, including the first product marketed under our newly acquired GameShark brand. During fiscal 2003, we became the leading third party video game accessory company in terms of market share in the North American and also the United Kingdom market, which is the largest video game accessory market in Europe.

In fiscal 2004, we focused our efforts on increasing our overall market share in the video game accessories industry by expanding our worldwide customer base and increasing our product penetration within our retail customers, extending our product line by introducing innovative peripherals and expanding the game enhancement product offerings through our GameShark line of products, and improving our profitability by reducing manufacturing costs and leveraging our existing cost structures. During fiscal 2004, we launched an additional 12 new products under the GameShark brand, which included GameShark product offerings for all the major video game platforms.

Overall, the key initiatives in fiscal 2005 include:

- leveraging our product design leadership, strong brands, and low cost manufacturing to add new revenue streams to our existing distribution network;
- developing new products in the video game accessory space and adjacent categories, as well as developing additional software products;
- licensing specific intellectual property with a view to transforming GameShark.com from a cost center to a profit center;
- reducing selling, general and administrative expenses; and
- improving our profitability by adding new revenue streams and leveraging our lower operating cost structure. Sales of new products introduced within the fiscal year accounted for approximately 13% of gross sales in fiscal 2004, 30% in fiscal 2003.

Intellectual Property Needed to Produce our Products

Historically, a majority of our revenue has come from video game accessories that are reverse engineered to work with video game platforms sold by Sony, Nintendo, Sega and Microsoft. Some, but not all, of our products compatible with these video game consoles have been produced under license agreements pursuant to which we received proprietary and other useful information, including use of the first party logos. Some of these license agreements have expired and others are about to expire. See "Risk Factors—Some of our license agreements with video game console developers have expired or may expire within the next fiscal year, which could limit the Company's product offerings and significantly reduce our revenues" elsewhere in this Form 20-F.

In particular, our North American license for the Sony PlayStation 2 Memory Card expired on December 31, 2001, and our international license for the Sony PlayStation 2 Memory Card expired on November 27, 2002. As a result, we no longer sell the Sony PlayStation 2 Memory Card. Approximately 16% and 30% of our gross sales in fiscal years 2003 and 2002, respectively, were attributable to sales of the Sony PlayStation 2 Memory Card under these licenses.

We have a peripheral and compatibility license from Microsoft covering products relating to Microsoft's Xbox video game console. This license will expire on February 28, 2005. Unless either Microsoft or we provide notice of a desire to terminate the license at least 90 days prior to that date, the agreement will automatically renew for an additional one-year period. While we have no intention to terminate the agreement and have not received any indication from Microsoft that it desires to terminate the agreement, no assurance can be given that the agreement will not expire in accordance with its terms. We are uncertain whether we will be able to renew or replace the Microsoft license. Nonetheless, this license only relates to the use of Microsoft's logo on our products, so even without the license, we would be able to continue producing and selling similar products, which do not contain the logo.

We do not have any license agreements with, and do not pay royalties to, Sony or Nintendo. The absence of license agreements with Nintendo, Sony or Microsoft could result in our Company being unable to efficiently and cost effectively design future generations of compatible accessories. In the event that future video game platforms are so called "closed systems" (e.g., systems that cannot be reversed engineered), we would not be able to produce, manufacture and market accessories for those platforms. Moreover, in the event Nintendo, Sony or Microsoft enters into license agreements with companies other than us for these new "closed platforms", we would be placed at a substantial competitive disadvantage.

If we are able to reverse engineer future video game platforms, we expect to introduce new products to replace revenue lost by discontinued products or products for which licenses have expired. In this manner, we believe that we can replace revenues lost by discontinued products. See "Item 4. Information on our Company—B. Business Overview—Strategy" for more information on our Company's strategy.

Competitive Environment

The primary markets in which we operate are the United States, Canada and Europe. These markets are highly competitive, and we expect that we may face increased competition if additional companies enter these markets. Historically, price has been a significant competitive factor for interactive video game accessories. We believe that the other principal competitive factors that historically have affected retailer and consumer choice include value, product features, ease of use and installation, realism in simulation, name brand recognition, product styling and whether the product is licensed. Additional competitive factors from the perspective of the major retailers include margins, service, support, merchandising and promotional support, reliable and timely delivery, track record and electronic data interchange capability. We seek to differentiate our products through superior product design, packaging, product innovation and branding. In addition, we aim to provide a higher level of sales service to retailers through our category management capability.

Our principal competitors include Sony, Nintendo, Microsoft, Big Ben InterActive UK Ltd., Datel Design & Development Limited, Gemini Industries, Inc., Hip Interactive Corp., Intec, Inc., Joytech Europe Ltd., Logitech International S.A., Naki International, Inc., Nuby Interactive LLC, Nyko Technologies Inc., Pelican Accessories, Radica Games Ltd., and Thrustmaster, Inc.

We believe that our products are targeted to a broad demographic group, and are complementary with consumers of Sony and Microsoft video game consoles (somewhat older consumers) and consumers of Nintendo video game consoles (younger consumers). We believe that the major factors that will provide for the continued viability and competitive edge are quality, service, brands and retail relationships.

C. Organizational Structure

We are incorporated under the Canada Business Corporations Act. In fiscal year 2004, we had several operating subsidiaries: MCI, MCC, MCIA and MCE. We own 100% of the ownership interests in each of MCI, MCC, MCIA and MCE. MCI owns all of the issued and outstanding shares of FX, and MCI and FX each own 50% of the issued and outstanding shares of MCA. See "Item 4. Information on our Company—A. History and Development of the Company—General Organization of the Company" for more information on our Company and our subsidiaries.

D. Property, Plant and Equipment

MCI leases office space for its headquarters at 7480 Mission Valley Road, Ste. 101, San Diego, California, USA 92108. The lease covers approximately 14,000 square feet. The lease commenced on August 1, 2001 and expires on August 31, 2006.

MCI also leases a 95,000 square foot warehouse located at 12160 Philadelphia Street, Mira Loma, California, USA 91752-1188. The lease commenced on May 1, 2000 and expires on April 30, 2006.

On March 30, 2004, MCI entered into a lease providing business premises for MCC located at 2425 Matheson Blvd. E., 8th Floor, Mississauga, Ontario L4W 5K4. The lease commenced on June 1, 2004 and expires on May 31, 2005; however, if neither party gives notice of the intent to terminate, the agreement will renew automatically for an additional year.

On February 3, 2003, MCI entered into a lease providing business premises for MCE in the United Kingdom. The office is located at Exchange House, 494 Midsummer Boulevard, Central Milton Keynes MK9 2EA. The initial term of the lease was for one (1) year and continues thereafter requiring ninety (90) days notice by either party to terminate the lease. To date, neither party has provided notice terminating the lease.

On September 15, 2001, we entered into a lease providing business premises for our corporate headquarters, located at 141 Adelaide Street West, Toronto, Ontario M5H 3L5. The lease expires on September 15, 2004. The lease will not be renewed following expiration.

MCIA's business premises are located at 138 Shatin Rural Committee Road, Unit 1717-19 and 1720-1721, 17th Floor, Grand Central Plaza, Tower 2, Shatin, New Territories, Hong Kong. The lease expires September 30, 2004. Prior to the expiration of the lease, MCIA plans to renew the lease on favorable terms, if available, or lease office premises elsewhere.

We also lease 23,000 square feet at 8 Kenview Blvd., Brampton, Ontario L6T 5E4 Canada. This space was previously used by our Games Trader business. The lease relating to this office space expires on March 30, 2006. Since March 2002, the facility has been sub-leased to an independent third party at approximately the same lease rate; however, there is no guarantee that we will be able to continue to sublease the premises in the future.

Management believes that our leased facilities are adequate for the foreseeable future. At present management is unaware of any environmental issues affecting any of our premises.

Item 5. Operating and Financial Review and Prospects

A. *Overview*

This section contains forward looking statements involving risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors including those set out under "Risk Factors" herein. The following discussion of our financial condition, changes in financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this Form 20-F. See "Item 17. Financial Statements". The consolidated financial statements are expressed in US dollars and have been prepared in accordance with GAAP in Canada. Reference is made to Note 14 of the consolidated financial statements for a discussion of the material measurement differences between GAAP in Canada and the United States, and their effect on our consolidated financial statements.

B. *Critical Accounting Policies*

Our consolidated financial statements have been prepared in accordance with GAAP in Canada, which generally conforms to GAAP in the United States, except as discussed in Note 14 to the consolidated financial statements. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to the allowance for doubtful accounts, the valuation of inventory, and allowances for sales returns and price protection. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and such differences may be material.

Management believes that there are several accounting policies that are critical to understanding our historical and future performance, as these policies affect the reported amounts of revenue and other significant areas that involve contractual relationships, management judgments and estimates. These significant accounting policies include:

- Allowances for sales returns;
- Allowances for price protection;
- Allowance for doubtful accounts;
- Allowances for volume rebates;
- Allowances for co-operative advertising; and
- Valuation of inventory.

These policies, and our procedures related to these policies, are described in detail below and under specific areas within the discussion and analysis of our financial condition and results of operations.

Allowance for Sales Returns

We maintain an allowance for the return of defective products based on historical trends and management's assessment of the rate by which customers and end consumers will return defective products. If the actual rate at which defective products are returned exceeds our allowance, additional write-downs may be required.

Allowance for Price Protection

We do business in a highly competitive industry. Pricing strategies by competitors, including first party video game console manufacturers, could require us to reduce prices and issue credits to our customers to cover price protection on existing customer inventories to protect the customers from lower profit margins on their inventory of our products as a result of reduction in competitive prices. We do not maintain estimated allowances to take into account the pricing strategies of competitors. Should market conditions exist that would require us to provide for price protection of customers' inventories, additional allowances would be required thereby reducing net sales.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We determine the amount of the allowance by analyzing known uncollectible accounts, aged receivables, economic conditions, historical trends and customer creditworthiness. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Allowance for Volume Rebates

We maintain allowances for volume-based incentive programs as negotiated with individual customers.

Allowance for Cooperative Advertising

We maintain allowances for contractual marketing cooperative advertising costs as negotiated with specific customers. These allowances are based on specific dollar-value programs or percentages of sales, depending on the terms of the program negotiated with the individual customer.

Inventory Reserve

We assess our inventory for estimated obsolescence or unmarketable inventory and write down the difference between the cost of inventory and the estimated market value based upon assumptions about future sales and supply on-hand. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

New Accounting Standards, the Impact of Recent Canadian Accounting Pronouncements

Stock-Based Compensation

We adopted CICA Handbook Section 3870 ("Section 3870"), "Stock-Based Compensation and Other Stock-Based Payments," on April 1, 2002. Section 3870 is applied prospectively to all stock-based payments granted in the fiscal year beginning on or after January 1, 2002 and sets out a fair value based method of accounting that is required for certain, but not all, stock-based transactions. Section 3870 permits us to continue our existing policy through March 31, 2004, whereby no compensation cost is recorded for stock option grants to employees. Effective April 1, 2004, we will adopt, on a retroactive basis, certain transitional provisions of Section 3870. The impact on the financial statements will be a reduction in net income.

Foreign Currency and Hedging

In November 2001, the CICA issued Accounting Guideline 13, "Hedging Relationships" ("AcG 13"). AcG 13 establishes new criteria for hedge accounting and will apply to all hedging relationships in effect on or after July 1, 2003. As of January 1, 2004, we reassessed all hedging relationships to determine whether the criteria are met or not. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. We occasionally execute forward contracts, which generally settle in 30 days, and do not meet the requirements of this pronouncement.

Impairment of Long-Lived Assets

In December 2002, the CICA issued Handbook Section 3063, "Impairment of Long-Lived Assets" ("Section 3063") and revised Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations" ("Section 3475"). These sections supersede the write-down and disposal provisions of Section 3061, "Property, Plant and Equipment" and Section 3475, "Discontinued Operations." The new standards are consistent with United States GAAP. Section 3063 establishes standards for recognizing, measuring and disclosing impairment of long-lived assets held for use. An impairment is recognized when the carrying amount of an asset to be held and used exceeds the projected future net cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value. Section 3475 provides specific criteria for and requires separate classification for assets held for sale and for these assets to be measured at the lower of their carrying amounts and fair value, less costs to sell. Section 3475 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from operations. Our adoption of these standards in the current fiscal year had no impact on our financial position, results of operations or cash flow.

Disclosure of Guarantees

In February 2003, the CICA issued Accounting Guideline 14, "Disclosure of Guarantees" ("AcG 14"). AcG 14 requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods beginning after January 1, 2003. The adoption of this standard had no impact on our results of operations or disclosures in our consolidated financial statements.

Impact of Recent United States Accounting Pronouncements

In January 2003 the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46 ("FIN 46"), *Consolidation of Variable Interest Entities*, and a revised interpretation, FIN 46R, was issued in December 2003. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of FIN 46 were effective immediately for all arrangements entered into after January 31, 2003. We are also required to apply either FIN 46 or FIN 46R to all special-purpose entities no later than January 1, 2004. We have no involvement in special-purpose entities. Further, for all other entities, we are required to apply FIN 46R no later than December 31, 2004. We have no interest in any entities it believes are variable interest entities for which we are the primary beneficiary and do not believe that the adoption of FIN 46R will have a material impact on our consolidated financial position or results of operations.

In April 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities ("SFAS 149")*, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133, *Accounting for Derivative Instruments and Hedging Activities*. SFAS 149 is generally effective for derivative instruments, including derivative instruments embedded in certain contracts, entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Our adoption of SFAS 149 had no impact on our consolidated financial position and results of operations.

In May 2003, the FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity ("SFAS 150")*. SFAS 150 establishes standards for how to classify and measure certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 had no impact on our financial position and results of operations.

Significant Developments During Fiscal Year 2004 and Subsequent Events

In the fourth quarter of fiscal 2003, we acquired the intellectual property associated with the GameShark brand name, one of the most widely recognized brands in the video game industry, for approximately $5.1 million. The acquisition included the GameShark brand, GameShark.com website and related intellectual property. Through its software product and its website, GameShark provides regularly updated game content. The GameShark product enhances the video game experience for gamers by enabling them to access secret codes, short cuts, hints and cheats in thousands of video games on numerous platforms. With millions of active users, GameShark is the leading enhancement code product in North America.

In May 2003, we announced a multi-year publishing partnership agreement with Brady Games. Under the agreement, our Company and Brady Games will produce pocket strategy guidebooks containing the secret codes, short cuts, hints and cheats in video games for sale in the GameShark product line.

In September 2003, we announced an exclusive international distribution agreement with Fire, a leading developer of game enhancement software and video game accessories in the United Kingdom. Fire develops the game enhancement software for our GameShark game enhancement products in North America. Under the terms of the agreement, we have been granted rights to market Fire's Xploder brand game enhancer software and Blaze brand video game accessories to retailers in the United Kingdom, France, Scandinavia and Australia.

In October 2003 we announced an agreement with Nokia whereby we will develop and distribute licensed accessories for the Nokia N-Gage game deck.

As of April 1, 2004, we completed the previously announced senior management transition, whereby Darren Richardson, previously our Executive Vice President, who also serves as the President and Chief Operating Officer of Mad Catz, Inc., assumed the additional roles of President and Chief Executive Officer of Mad Catz Interactive, Inc. from Morris Perlis, who continues to serve as a member of the Board.

On July 27, 2004 Congress agreed to extend the renewal date of our $35.0 million asset-based Credit Facility for an additional year to September 25, 2005. At June 30, 2004, we had approximately $13.4 million outstanding under the facility, which was primarily deployed to fund working capital.

C. *Operating Results*

The following table sets forth items from our Consolidated Statements of Operations as a percentage of revenues:

	Year ended March 31,		
	2004	**2003**	**2002**
Net sales	100.0%	100.0%	100.0%
Cost of sales	77.4%	77.1%	77.9%
Gross margin	22.6%	22.9%	22.1%
Selling and administrative expenses	18.0%	17.5%	14.6%
Interest	1.3%	1.9%	1.4%
Depreciation and amortization	1.8%	1.3%	1.2%
Other income	0.1%	0.1%	0.0%
Foreign exchange gain (loss)	0.1%	(0.1)%	0.1%
Income before income taxes and goodwill charges	1.6%	2.2%	4.8%
Provision for income taxes	0.6%	0.9%	2.2%
Goodwill charges	0.0%	0.0%	1.2%
Income from continuing operations	1.0%	1.3%	1.4%
Gain from discontinued operations	0.0%	0.0%	0.4%
Net income	1.0%	1.3%	1.8%

Fiscal Year Ended March 31, 2004 Compared to March 31, 2003

Sales

Net sales from continuing operations in fiscal 2004 increased to $102.1 million as compared with $91.7 million in the prior year, an increase of $10.5 million or 11.4%. This increase was primarily due to increases in our United States net sales, which were $81.4 million for fiscal 2004 as compared to $66.4 million in fiscal 2003. In addition, our Canadian net sales increased $2.1 million over the prior year. The increase in North American sales is due to additional products, including products offered under the GameShark brand, resulting in increased sales to existing customers. The increase in North American sales was offset by a decrease in international net sales, which were $14.1 million for fiscal 2004 as compared to $20.8 million in fiscal 2003. International sales decreased due to the expiration of our international license for the Sony PlayStation 2 Memory Card in November 2002, which generated sales through April 2003.

In fiscal 2004, the seasonality of the sales cycle was as expected with 41% of net sales occurring in the fiscal third quarter as compared to 44% in the fiscal third quarter of 2003 and 45% in the fiscal third quarter of 2002. The top selling product group for fiscal 2004 was products for PlayStation 2, representing approximately 34% of gross sales as compared to 40% in fiscal 2003.

Gross Profit

Gross profit is defined as net sales less factory product costs, cost of royalties, cost of freight-in and freight-out and distribution center costs.

Gross profit in fiscal 2004 was $23.1 million as compared to $21.0 million in fiscal 2003, an increase of $2.1 million or 10.1% due to the overall increase in sales for the fiscal year. Gross profit as a percentage of net sales, or gross profit margin, remained consistent from the prior year at 22.6% for fiscal 2004 as compared to 22.9% in fiscal 2003. Although, factory product costs and royalties were reduced during fiscal 2004, they were offset by increased freight and distribution center costs resulting from increased unit volumes and larger cube size products shipped during fiscal 2004 over fiscal 2003.

Operating Expenses

Operating expenses include selling, marketing, engineering and administrative expenses of the MCI, MCC and MCE businesses, as well as our corporate operating expenses.

Total operating expenses were $18.4 million in fiscal 2004 as compared to $16.0 million in fiscal 2003. Selling expenses increased to $11.0 million in fiscal 2004 as compared to $8.8 million in fiscal 2003, an increase of $2.2 million or 25.2%. In fiscal 2004, we continued to incur higher selling expenses related to cooperative (co-op) advertising in some of our retail customers, particularly in Europe. These expenses were intended to establish the Mad Catz brand at the retail outlets and in the markets they serve. The increase in selling expense also reflects additional cost related to sales growth and expenses associated with the launch of the GameShark line of products. Total administrative expenses increased to $7.4 million in fiscal 2004 from $7.2 million in fiscal 2003, an increase of $0.2 million or 3.1%. Included in administrative expenses are corporate operating expenses, which were $ 1.3 million in fiscal 2004, compared with $1.6 million in fiscal 2003. The decrease in corporate operating expenses is due to reduced costs related to legal and tax consultant fees.

Interest Expense

Interest expense was $1.3 million in fiscal 2004 as compared to $1.8 million in fiscal 2003. The decrease in interest expense is attributed to lower bank loan balances and the elimination of deferred financing fees, which were fully amortized as of the end of the first quarter of fiscal 2004.

Depreciation and Amortization

Depreciation and amortization of capital assets and intangible assets with defined useful lives acquired for GameShark was $1.8 million in fiscal 2004 as compared to $1.2 million in fiscal 2003. Goodwill is no longer amortized in accordance with Canadian or United States GAAP and accordingly no goodwill charges were incurred in fiscal 2004 and 2003. Molds used in production of accessories are our primary depreciable asset.

Income Tax Expense

Income tax expense was $0.6 million for the year as compared to $0.8 million for fiscal 2003. Changes in income tax expense from one period to the next reflects changes in the jurisdiction of taxable income and the related tax rates for each foreign jurisdiction in which we do business.

Net Income and Net Income Per Share

Income from continuing operations was $1.0 million in fiscal 2004 as compared to $1.2 million in fiscal 2003. Basic and diluted net income per share was $0.02 in both fiscal 2004 and fiscal 2003. Net income per share is calculated on the basis of the weighted average number of basic common shares outstanding during the year of 53,286,248 (53,983,127 diluted) compared to 53,070,890 (53,689,972 diluted) in the previous year.

Earnings Before Interest, Taxes, Depreciation and Amortization

Earnings before interest, taxes, depreciation and amortization ("EBITDA") for our operations was $4.8 million in fiscal 2004 compared to $4.9 million in fiscal 2003. We believe that EBITDA is a useful supplement to net income as an indication of operating performance. EBITDA is a key financial measure but is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating or net income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in Canada. As defined, EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. For a reconciliation of EBITDA to net income, see "Part I, Item 3.—Selected Financial Data".

Fiscal Year Ended March 31, 2003 Compared to March 31, 2002

Sales

Net sales from continuing operations in fiscal 2003 increased to $91.7 million as compared with $83.3 million in fiscal 2002, an increase of $8.3 million or 10.0%. This increase was primarily due to our international sales, which were $20.8 million for fiscal 2003 as compared to $10.1 million in fiscal 2002. The increase in international sales is due to new direct sales accounts in the United Kingdom sold through MCE. The increase in international sales was offset by a decrease in North American sales related to the Sony PlayStation 2 Memory Cards. The North American license for the Sony PlayStation 2 Memory Card expired on December 21, 2001. The international license for the Sony PlayStation 2 Memory Card expired in November 2002, however, pursuant to the license agreement, sales continued through the fourth quarter of fiscal 2003, with the final sales of this product occurring in April 2003. During fiscal 2003, 16% of total gross sales were derived from Sony Play Station 2 Memory Card sales worldwide, compared to 30% in fiscal 2002. The seasonality of the sales cycle was as expected with 44% of net sales occurring in the fiscal third quarter. The top selling product group for fiscal 2003 was products for PlayStation 2, representing approximately 40% of gross sales as compared to 45% in fiscal 2002.

Gross Profit

Gross profit from continuing operations in fiscal 2003 was $21.0 million as compared to $18.4 million in fiscal 2002, an increase of $2.6 million or 13.8%. Gross profit as a percentage of net sales, or gross profit margin, was 22.9% for fiscal 2003 as compared to 22.1% in fiscal 2002. Gross profit has improved due to manufacturing efficiencies and supply chain management initiatives.

Operating Expenses

Total operating expenses were $16.0 million in fiscal 2003 as compared to $12.2 million in fiscal 2002. Selling expenses increased to $8.8 million as compared to $7.3 million in fiscal 2002, an increase of $1.5 million or 21.0%. In fiscal 2003, we incurred higher selling expenses related to cooperative (co-op) advertising in some of our new retailers, particularly Europe, to establish the Mad Catz brand at the retail outlets and in the markets they serve. The increase in selling expenses also reflects additional costs related to sales growth and expenses associated with the launch of GameShark. Total administrative expenses increased to $7.2 million in fiscal 2003 from $4.9 million in fiscal 2002, an increase of $2.3 million or 45.5%. Our corporate operating expense was $1.6 million in fiscal 2003 compared with $0.8 million in fiscal 2002. The increase in corporate operating expenses was due to increased costs related to legal and tax consultant fees, international business initiatives, and increased infrastructure expenses.

Interest Expense

Interest expense from continuing operations was $1.8 million in fiscal 2003 as compared to $1.2 million for fiscal 2002. In fiscal 2002, $0.2 million of interest was applicable to subordinated debt, which was converted to equity in July of fiscal 2002. The increase in interest expense is attributed to higher bank loan balances used to finance our working capital needs and the purchase of the GameShark brand.

Depreciation and Amortization

Depreciation and amortization of capital assets and goodwill charges associated with the purchase of MCI was $1.2 million in fiscal 2003 as compared to $2.0 million in fiscal 2002. Goodwill is no longer amortized in accordance with Canadian or U.S. GAAP and accordingly no goodwill charges were incurred in fiscal 2003. Goodwill amortization for fiscal 2002 was $1.0 million. Molds used in production of accessories are our primary depreciable assets. Intangible assets with defined useful lives acquired for GameShark will be amortized over the estimated useful life of the assets.

Income Tax Expense

Income tax expense was $0.8 million for the year as compared to $1.9 million for fiscal 2002. Changes in income tax expense from one period to the next reflects changes in jurisdiction of taxable income and the related tax rates for each foreign jurisdiction in which we do business.

Net Income and Net Income Per Share

Income from continuing operations was $1.2 million in both fiscal 2003 and fiscal 2002. Basic and diluted net income per share in fiscal 2003 was $0.02 as compared to a net income per Share of $0.03 in fiscal 2002. Net income per share is calculated on the basis of the weighted average number of basic common shares outstanding during the year of 53,070,890 (53,689,972 diluted) compared to 51,188,889 (51,956,695 diluted) in the previous year.

Earnings Before Interest, Taxes, Depreciation and Amortization

EBITDA for our Company's operations was $4.9 million in fiscal 2003 compared to $6.6 million for the previous year.

D. Liquidity and Capital Resources

Congress Credit Facility

On September 25, 2000, we entered into the Credit Facility with Congress, pursuant to which Congress agreed to provide us with lines of credit totaling approximately $35.0 million for MCI. The Credit Facility was amended in September 2001 to remove references and obligations of the Games Trader business, and on June 18, 2002 and August 1, 2002 to allow MCE and MCIA to borrow under the facility. The Credit Facility replaced lines of credit from other lenders that were established prior to our acquisition of MCI. On January 22, 2003, the Credit Facility was amended to allow for a temporary increase to accommodate the acquisition of the GameShark intellectual property and to clarify the adjusted net worth covenant in the facility to reflect the acquisition of the GameShark brand. On September 23, 2003, the Credit Facility was renewed through September 25, 2004. On July 27, 2004, Congress agreed to extend the renewal date of the Credit Facility to September 25, 2005.

The Credit Facility requires us to adhere to specified financial operating guidelines. See Note 7 to the consolidated financial statements included in "Item 17. Financial Statements and Exhibits" elsewhere in this Form 20-F.

The Credit Facility is utilized to finance ongoing operations. We also established a separate credit line under the Credit Facility of $10.0 million, which may be utilized, at Congress' discretion, for acquisitions. Our assets, including a pledge in favor of Congress of all of the Shares of our subsidiaries, act as security for our obligations under the Credit Facility. The interest rate payable on outstanding balances is the U.S. prime rate plus 0.75%. In addition, we are obligated to pay Congress a monthly service fee of $2,000 and an unused line fee equal to 0.25%.

At June 30, 2004, the outstanding balance of the Credit Facility was $13,370,868.

At March 31, 2004 available cash was approximately $1.7 million compared to cash of approximately $1.2 million at March 31, 2003. As set forth in the Summary Consolidated Statements of Cash Flow below, this cash total reflects an increase of approximately $0.5 million from March 31, 2003, as a result of net cash provided by continuing operations of approximately $3.5 million, cash used in investing activities of approximately $0.9 million and cash used in financing activities of approximately $1.7 million to pay down the Credit Facility.

Summary Consolidated Statements of Cash Flow In Millions of US Dollars

	2004	2003	2002
Cash provided by (used in) continuing operating activities	$ 3.5	$ (7.4)	$ 5.3
Cash provided by discontinued operations	—	—	0.3
Cash used in investing activities	(0.9)	(6.0)	(1.1)
Cash provided by (used in) financing activities	(1.7)	13.0	(4.0)
Net increase (decrease) in cash	$ 0.5	$ (0.7)	$ 0.4

Our continuing operations generated $3.5 million in cash in fiscal 2004 as compared to using $7.4 million in fiscal 2003 and generating $5.3 million in fiscal 2002. During fiscal 2004, inventories decreased $1.9 million, accounts payable and accrued liabilities decreased $2.5 million and income taxes receivable/payable increased $1.5 million.

Cash used in investing activities in fiscal 2004 was $0.9 million, for purchases of capital assets to support our operations. Total cash used in fiscal 2003 investing activities of $6.0 million was primarily for the purchase of GameShark intellectual property.

Cash used in financing activities was $1.7 million in fiscal 2004, compared to $13.0 million of cash provided by financing activities in fiscal 2003. The decrease in cash was a result of repayments of credit facilities.

The net cash generated during fiscal 2004 was $0.5 million as compared to net cash used during fiscal 2003 of $0.7 million and net cash generated of $0.4 million in fiscal 2002.

Our working capital needs are provided by internally generated cash flow and an operating credit facility with an asset-based lender. The current operating credit facility has a maximum availability of $35.0 million, however access this line of credit is based on eligible collateral (accounts receivable and inventory), which changes throughout the year. At March 31, 2004 the outstanding balance was $15.2 million with additional maximum excess loan availability of $19.8 million, subject to Credit Facility collateral requirements. At March 31, 2004, our excess loan availability was approximately $2.4 million. In addition, we must meet an adjusted tangible net worth covenant to access the line of credit. At March 31, 2004, the Company was in compliance with this loan covenant.

We believe that our available cash balances, anticipated cash flows from operations and available line of credit will be sufficient to satisfy our operating needs for at least the next twelve months. However, we operate in a rapidly evolving and often unpredictable business environment that may change the timing or amount of expected future cash receipts and expenditures. Accordingly, there can be no assurance that we may not be required to raise additional funds through the sale of equity or debt securities or from additional credit facilities. Additional capital, if needed, may not be available on satisfactory terms, if at all. Furthermore, additional debt financing may contain more restrictive covenants than our existing debt.

Balance Sheet

As of March 31, 2004, our consolidated balance sheet had assets of $65.9 million as compared with $65.6 million the previous year. Shareholders' equity was $36.1 million in fiscal 2004 as compared with

$32.4 million the previous year. The increase in shareholders' equity is primarily due to the foreign currency exchange rate fluctuations.

E. Research and Development, Patents and Licenses, etc.

We are party to various license agreements, including one with Microsoft relating to its Xbox video game console. See "Item 4. Information on the Company—B. Business Overview—Intellectual Property Needed to Produce our Products".

F. Trend Information

Trends in our financial performance are discussed above in Section A, "Operating Results."

G. Off Balance Sheet Arrangements

None.

H. Tabular Disclosure of Contractual Obligations

The following summarizes our contractual payment obligations at March 31, 2004:

	Payments Due ($000's)			
	Total	Less Than 1 Year	1-3 Years	3-5 Years
Bank loan	$15,182	$15,182	$ —	$ —
Operating Leases	2,042	1,000	1,042	—
Payment Obligations(a)	8,000	2,000	4,000	2,000
Total	$25,224	$18,182	$5,042	$2,000

(a) Payment obligations represent our maximum liability under our agreement with Fire.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Directors

Our directors are: *

NAME AND MUNICIPALITY OF RESIDENCE	POSITION	DIRECTOR SINCE
Patrick S. Brigham Toronto, Ontario	Chairman and Director	October 1998
Donald Lenz Toronto, Ontario	Director	January 2000
Cary L. McWhinnie Ottawa, Ontario	Director	October 1998
Morris Perlis Toronto, Ontario	Director	April 2000

* Brendan Ryan resigned as a director of our Company effective March 23, 2004. Directors are elected annually at each annual meeting of shareholders to hold office until the next annual meeting of shareholders or until their successors have been duly elected.

Patrick S. Brigham, Chairman and Director

Mr. Brigham has been our Chairman since September 30, 1998. He is the Chairman of Hartay Enterprises Inc., a private investment company. He was the founder and past Chairman and Chief Executive Officer of

Sunquest Vacations Limited until its sale in 1995. Mr. Brigham is also a director of Energenius Inc., Greater Toronto Airport Authority and ClubLink Corporation.

Donald Lenz, Director

Mr. Lenz is the Managing Director of Newport Partners Inc., formerly Brompton Securities Ltd., (Investment banking-Toronto, Ontario). Mr. Lenz was previously the President of SELDM Limited, a private investment company based in Toronto, Canada. Prior to starting Seldm Limited in 1999, Mr. Lenz spent over 30 years in the investment banking industry. Joining Dominion Securities Inc. in 1986, Mr. Lenz most recently served as a senior partner with its Investment Banking Division, and prior to this fulfilled the role of Vice-President of Corporate Finance for Goldman Sachs & Co. in New York. Mr. Lenz began his investment banking career with A.E. Ames & Co. Incorporated where he served as Vice-President before leaving in 1976. Mr. Lenz has experience in all facets of investment, restructuring and general advisory services. He led the first initial public offering for a technology based company at RBC Dominion Securities Inc. Mr. Lenz serves on the Board of Directors of DataMirror Corporation, a public company, Trizec Canada Inc., a public company and SELDM Limited, Newport Partners, Newport Securities Inc. and Newport Investment Counsel Inc., all private.

Cary L. McWhinnie, Director

Mr. McWhinnie has been a director of Auto Skill International Ltd., a private company that develops software to help children read, since October 1997, and is currently the Chairman. Mr. McWhinnie has been a director of Energenius Inc., a research and nanotechnology company, since September 1999. Previously, Mr. McWhinnie was a director of iTravel 2000.com and a director and officer of Sunquest Vacations Limited.

Morris A. Perlis, Director

Prior to March 31, 2004, Mr. Perlis was the President and Chief Executive Officer of our Company. Between 1994 and 2000, Mr. Perlis was President of Counsel Corporation, a public investment company. Between 1979 and 1992, Mr. Perlis served American Express in Canada and at its U.S. headquarters in New York in a variety of capacities, including as President and Chief Executive Officer of Amex Bank of Canada, President and General Manager of American Express Canada and Executive Vice President and General Manager of American Express' Personal Card Division. Mr. Perlis also serves as a director of Sears Canada Bank and Loring Ward International, Ltd., both public companies and several not-for-profit organizations.

Committees of the Board

The Board the Board of Directors currently has two committees: the Audit Committee, comprised of Donald Lenz, Chairman; Cary McWhinnie; and Patrick Brigham, and the Compensation Committee, comprised of Cary McWhinnie, Chairman; Patrick Brigham; and Donald Lenz.

Senior Management

Our executive officers are:

NAME	POSITION	EXECUTIVE OFFICER SINCE
Darren Richardson	President and Chief Executive Officer of Mad Catz Interactive, Inc. and MCI	October 1, 1997
Cyril Talbot III	Chief Financial Officer of Mad Catz Interactive, Inc. and MCI	March 17, 2003
Warren Cook	Senior Vice President Sales of MCI	February 1, 1997
Whitney Peterson	Vice President Corporate Development and Corporate Counsel of MCI	July 1, 1998

Darren Richardson

Mr. Richardson was appointed our President and Chief Executive Officer effective April 1, 2004. Prior to that time, Mr. Richardson served as our Executive Vice President since October 1997 and President and Chief Operating Officer of MCI since August 1999. Prior to joining MCI, Mr. Richardson served in several senior management capacities with Games Trader, including Chief Operating Officer, and Vice President of Business Development, responsible for sales and marketing with a focus on new account development. He has a Master of Business Administration degree from Trinity College, Dublin (1993) and a Bachelor of Commerce degree from the University of Wollongong, Australia (1984).

Cyril Talbot III

Mr. Talbot was appointed our Chief Financial Officer and the Chief Financial Officer of MCI on March 17, 2003. Prior to joining us, Mr. Talbot served as Senior Vice President-Finance, Chief Financial Officer and Secretary at DJ Orthopedics, Inc., a publicly traded orthopedic sports medicine company. During his 11 years as DJ Orthopedics' principal financial officer, he oversaw the company's initial public offering and listing on the New York Stock Exchange and was responsible for merger and acquisition analysis and strategic planning. From 1981 to 1991, he held several management positions at American Hospital Supply Corporation and McGaw, Inc. Prior to that time, he was an Audit Manager and a Certified Public Accountant at Miller, Cooper & Co. Ltd. Mr. Talbot earned his Bachelor of Science degree in Accounting/Finance at Miami University in Oxford, Ohio.

Warren Cook

Mr. Cook has been Senior Vice President Sales for MCI since February 1997. His emphasis is on servicing and developing MCI's existing customers as well as the development of new accounts. With the acquisition of MCI, Mr. Cook was charged with the integration of both sales organizations and the execution of a customer focused strategy that will leverage the strengths of both product lines. Previously, during the period between August 1991 and February 1997, Mr. Cook fulfilled the role of Manager, Accounts Sales at Mark's Work Warehouse, with a focus on the development of corporate business. Prior to this, Mr. Cook worked from 1988 to 1991 for Grants, a small privately held textile company as National Sales Manager. Mr. Cook graduated from Ryerson Polytechnic University with a Bachelor of Business Administration in 1986.

Whitney Peterson

Mr. Peterson has been Vice President Corporate Development and General Counsel for MCI since July 1998. Prior to joining MCI, Mr. Peterson spent seven years working at the international law firm of Latham & Watkins, where he represented and consulted with numerous Fortune 500 companies. Mr. Peterson received his law degree from the J. Rueben Clark School of Law at Brigham Young University, where he graduated Magna Cum Laude. Mr. Peterson also served as an Articles Editor on the BYU Law Review in which he was published. Following law school, Mr. Peterson clerked for the Honorable Bruce S. Jenkins, Chief Judge of the Federal District Court in Utah.

Family Relationships

There are no family relationships between any director or executive officer of our Company and any other director or executive officer of our Company.

B. Compensation

The following table provides a summary of all compensation earned for the three most recently completed financial years by those persons who served as our Chief Executive Officer and Chief Financial Officer at any time during the most recently completed fiscal year and the other three most highly compensated executive officers of our Company (whose total salary and bonus exceeds Cdn.$150,000), for the fiscal year ended March 31, 2004 (collectively, the "Named Executive Officers"). Unless otherwise stated, all amounts are in U.S. dollars.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	**Year**	**Salary**	**Bonus**	**Other Annual Compensation(4)**	**Securities Under Options Granted(5)**
Darren Richardson(1)(2)					
President and Chief Executive	2004	$ 234,000	$45,000	$ 3,612	75,000
Officer; President and Chief	2003	$ 194,192	—	$ 3,153	100,000
Operating Officer, MCI(3)	2002	$ 181,500	—	$ 3,221	150,000
Morris Perlis	2004	Cdn.$617,592(9)	—	—	—
President and Chief Executive	2003	Cdn.$614,388(9)	—	—	10,000
Officer	2002	Cdn.$621,267(9)	—	Cdn.$13,300(6)	710,000
Cyril Talbot III	2004	$ 200,000	—	$ 6,154	100,000
Chief Financial Officer(7)	2003	$ 7,692	—	—	—
Warren Cook	2004	$ 210,800	$40,000	$ 2,900	66,667
Senior Vice President, MCI	2003	$ 180,108	—	$ 5,249	75,000
	2002	$ 161,550	—	$ 1,116	100,000
Thomas Roberts	2004	$ 224,021	—	$ 3,846	—
Senior Vice President, MCI(8)	2003	$ 181,538	—	$ 5,823	75,000
	2002	$ 170,000	—	$ 5,250	100,000

Notes:

(1) Morris Perlis became President and Chief Executive Officer of our Company on May 1, 2001. Mr. Perlis resigned as President and Chief Executive Officer of our Company on March 31, 2004. Darren Richardson became President and Chief Executive Officer effective April 1, 2004.

(2) Effective April 1, 2004, Mr. Richardson's salary was increased to $300,000 and he was granted options to acquire 500,000 common shares in the capital of our Company at an exercise price of Cdn.$0.92 per share.

(3) MCI is a wholly-owned subsidiary of our Company.

(4) For each of the Named Executive Officers, personal benefits were not greater than the lesser of Cdn.$50,000 and 10% of the total annual salary and bonus of such named Executive Officers for fiscal year 2004. Amounts listed represent Company matching funds in our 401(k) plan provided to the Named Executive Officers.

(5) Options granted have a 5-year term.

(6) Represents payments of Directors' fees.

(7) Cyril Talbot III became Chief Financial Officer effective March 17, 2003. Mr. Talbot's salary, on an annual basis for 2003, would have been $200,000.

(8) Mr. Roberts' employment with MCI terminated effective December 31, 2003.

(9) Excludes Goods and Services Tax ("GST").

Stock Options

We have an incentive stock option plan (the "Option Plan") the terms of which, together with particulars of options granted to and exercised by Named Executive Officers during fiscal year 2004, are described below.

Options to purchase common shares may be granted under the Option Plan to directors, officers, employees or other personnel of our Company or any of our subsidiaries, as determined by the Board of Directors, at a price to be fixed by the Board of Directors, subject to limitations imposed by any stock exchange on which the common shares are listed for trading and any other regulatory authority having jurisdiction in such matters. The common shares subject to each option shall become purchasable at such time or times as may be determined by the Board of Directors. An option not exercised prior to the date that is five years from the date of grant of such option shall automatically expire and may expire on such earlier date or dates as may be determined by the Board of Directors (the "Option Expiry Date"). Any common shares not purchased by the Option Expiry Date may thereafter be reallocated in accordance with the provisions of the Option Plan. Options are non-assignable and non-transferable by the option holder and are exercisable during the option holder's lifetime only by the option holder. The Board of Directors may make such arrangements as it deems advisable for the exercise of an option by an option holder who has ceased to be a director, officer or employee of our Company or any of our subsidiaries, or by the estate or heirs of the option holder, subject to any limitations imposed by any stock exchange on which our common shares are listed for trading or any regulatory authority having jurisdiction in such matters. The aggregate number of our common shares reserved for issuance to any one individual under the Option Plan and under any other share compensation arrangement of our Company may not exceed 5% of the number of common shares issued and outstanding. We do not provide any financial assistance with respect to purchases of shares under the Option Plan. The number of common shares subject to options granted to Insiders (as defined in the Securities Act (Ontario)) is restricted in accordance with the requirements of the Toronto Stock Exchange.

Options and SARS

During fiscal year 2004, no stock appreciation rights (SARS) were granted by our Company. Details of options granted to and exercised by Named Executive Officers during fiscal year 2004 are shown in the two tables set out below.

Options Grants During the Most Recently Completed Financial Year

Name of Executive Officer	Number of Securities Under Options Granted (1)	Percentage of Total Options Granted to Employees in Financial Year	Exercise or Base Price (Cdn$/Share)	Expiration Date
Darren Richardson . . .	75,000	24.79%	1.60	10/28/2008
Cyril Talbot III	100,000	33.06%	0.88	07/07/2008
Warren Cook	66,667	22.04%	1.60	10/28/2008

Notes:

(1) These options were granted at the fair market value of the stock on the date of grant and become exercisable over 2 years.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values (in Canadian dollars)

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized	Unexercised Options at Financial Year-End (#) Exercisable / Unexercisable		Value of Unexercised in-the-Money Options at Financial Year-End(1) (Cdn$) Exercisable / Unexercisable	
Darren Richardson	—	—	321,667	83,333	2,300	—
Morris Perlis	—	—	748,200	—	44,000	—
Cyril Talbot III	—	—	33,333	66,667	1,333	2,667
Warren Cook	—	—	242,222	69,445	13,600	—

Notes:

(1) Value of unexercised options is calculated as the difference between the market price of the Company's common shares on March 31, 2004 (Cdn.$0.92) and the option exercise price, multiplied by the number of common shares under option. The options have not been and may never be exercised and actual gains, if any, upon exercise, will depend upon the value of the common shares on the date of exercise. There can be no assurance that these values will be realized.

Employment Contracts with Named Executive Officers

Effective March 31, 2004, Morris Perlis resigned as our President and Chief Executive Officer. The services of Mr. Perlis were provided to us pursuant to the terms of a consulting agreement dated February 26, 2001 between our Company and Morris Perlis & Associates Inc. Under the terms of this agreement, we paid a monthly consulting fee of Cdn.$50,000 (plus GST). As of March 31, 2004, the consulting agreement terminated.

MCI and Darren Richardson entered into an employment agreement dated May 18, 2000, pursuant to which Mr. Richardson agreed to serve as MCI's President and Chief Operating Officer. The agreement provided for a three-year term and thereafter automatically renewed for successive one-year periods unless either party gives prior notice of termination. On May 4, 2003 the agreement was renewed for a one-year period. If, during the term of the agreement, there is a termination of employment without cause or in certain other specified circumstances, Mr. Richardson will be entitled to receive one year's salary. These specified circumstances include where there has occurred a change of control in MCI or Mad Catz Interactive, Inc. Effective April 1, 2004, Mr. Richardson's employment agreement was amended to reflect his appointment as our President and Chief Executive Officer, with an annual salary of US$300,000, and with the right to earn a bonus based on the financial performance of the Company for the fiscal year ending March 31, 2005.

Mad Catz Interactive, Inc., MCI and Cyril Talbot III entered into an employment agreement dated July 23, 2003, pursuant to which Mr. Talbot agreed to serve as MCI's and our Chief Financial Officer. The agreement provides for a three-year term and thereafter automatically renews for successive one-year periods unless either party gives prior notice of termination. If, during the term of the agreement, there is a termination of employment either without cause or in certain other specified circumstances, Mr. Talbot will be entitled to receive one year's salary. These specified circumstances include where there has occurred a change of control in MCI or Mad Catz Interactive, Inc.

Mad Catz Interactive, Inc., MCI and Warren Cook entered into an employment agreement in May 2000, pursuant to which Mr. Cook agreed to serve as MCI's Vice President of Sales. The agreement provides for a three-year term and thereafter automatically renews for successive one-year periods unless either party gives prior notice of termination. If, during the term of the agreement, there is a termination of employment either without cause or in certain other specified circumstances, Mr. Cook will be entitled to receive one year's salary. These specified circumstances include where there has occurred a change of control in MCI or Mad Catz Interactive, Inc.

Report of the Compensation Committee

The Compensation Committee is responsible for determining the total compensation paid to the President and Chief Executive Officer of our Company and to the other executive officers of the Company. In making such determinations, the Compensation Committee is mindful of the need to attract, motivate and retain qualified personnel. In establishing and implementing policies covering base salaries, cash bonuses and stock options, the Compensation Committee considers the recommendations of the Chief Executive Officer (as such relate to those executive officers other than the Chief Executive Officer) and also makes reference from time to time to other comparable corporate situations, primarily within but also outside of our industry and to the advice of independent consultants.

Our compensation program has two primary components, being base salary and long-term incentives in the form of grants of stock options. In addition, executive officers may be awarded a cash bonus at the discretion of the Board.

Base Salary

In determining base salary for each executive officer, the Committee considers the executive's experience and position within our Company. The Committee also uses industry compensation surveys provided by independent organizations and data from the comparative group described above. Salaries for executive officers also take into account the recommendations of the Chief Executive Officer or, in the case of the Chief Executive Officer, the recommendation of the Chairman of the Committee.

Bonuses

Our Company does not have a formal bonus plan for executive officers. However, the Board has the discretion to award cash bonuses to executive officers based on significant contributions to our Company. In the fiscal year ended March 31, 2004, Darren Richardson received a bonus of $45,000 and Warren Cook received a bonus of $40,000 based on the Board's assessment of their contribution to our Company.

Stock Options

In determining the number of options granted under the stock option plan, the number and terms of outstanding options are taken into account in determining whether and how many new option grants will be made, as well as the proposed optionee's level within the Company and the optionee's level of contribution to the Company. Stock options granted are exercisable at a price at or above the market price of the Company's common shares at the time of grant.

Submitted by the Committee
Cary L. McWhinnie, Chairman
Patrick S. Brigham
Donald Lenz

C. Board Practices

Each of the Directors was elected at the Annual Meeting of Shareholders held on August 20, 2003, and each will serve until the next Annual Meeting of Shareholders which is scheduled to occur on September 20, 2004, or until his or her successor is duly elected unless prior thereto he resigns or his office becomes vacant by reason of death or other cause. Mr. J. Brendan Ryan resigned as a Director effective March 23, 2004.

Audit Committee

Charter of the Audit Committee of the Board of Directors

1. Purpose

The Audit Committee (the "Committee") is appointed by our Board for the purpose of assisting the Board in fulfilling its oversight responsibilities and, to this end, with review of:

- the financial statements and related reports provided by our Company to our shareholders, securities regulators, other government or regulatory bodies, or the public;
- the Company's system of internal controls regarding finance, accounting, legal compliance, and ethics that Management and the Board have established from time to time; and
- the Company's auditing, accounting, and financial reporting processes.

The Committee has the authority granted by the shareholders to set the compensation of the external auditor and is responsible for overseeing the external auditor's independence and performance. The Committee also has the authority to fill a vacancy in the office of the external auditor by recommending a new auditor for approval by the Board and the shareholders. The external auditor reports directly to the Committee, which is also responsible for resolving any disagreements between Management and the external auditor regarding financial reporting.

The Committee must approve all non-audit services to be provided by the external auditor and consider whether these services are compatible with the auditor's independence.

The Committee encourages continuous improvement of, and fosters adherence to, our Company's policies, procedures, and practices at all levels.

2. Composition

The Committee will consist of three or more directors as determined by the Board, each of whom shall be independent and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee. In evaluating a member's independence, applicable laws and regulations shall be followed. The Chair shall be appointed by the full Board.

All members of the Committee will be financially literate, as defined under applicable Canadian securities legislation, and at least one member of the Committee will be a financial expert, as such term is defined under applicable U.S. securities legislation.

Each Committee member serves until the earlier of the date on which he or she is replaced by the Board, resigns from the Committee, or resigns from the Board.

Except as the Committee may otherwise direct, the Chair of the Committee may represent the entire Committee for any purpose. Any decisions made by the Chair of the Committee that require communication with the other members will be communicated at the next scheduled meeting.

3. Responsibilities

The Committee's specific responsibilities in carrying out its oversight role will be as set out in a charter of the Committee as from time to time developed by the Committee and updated periodically (at least annually) to reflect changes in regulatory requirements, authoritative guidance, and evolving oversight practices. The Charter of the Committee checklist covers the Committee's review and monitoring procedures pertaining to:

- our public filing documents and related disclosures;
- the integrity of our processes and systems of controls for financial reporting;

- the establishment of procedures for the receipt, retention and treatment of complaints; regarding accounting, internal accounting controls, or auditing matters and confidential anonymous submission by Company employees regarding same;
- the oversight of the external auditor's independence and performance; and
- the Committee's self-assessment.

Although the Committee has the powers and responsibilities set forth in this charter, it is not the Committee's responsibility to determine whether our financial statements present fairly our financial position, results of operations, and cash flows, in accordance with generally accepted accounting principles, or to plan or conduct financial statement audits. These are the responsibilities of Management and the external auditor, respectively. In carrying out their oversight responsibilities, the Committee is not providing any expert or special assurance as to our financial statements or any professional certification as to the external auditor's work.

4. Meetings

The Committee will meet at least quarterly or more frequently if circumstances dictate. The Committee Chair shall prepare and/or approve an agenda in advance of each meeting. A quorum shall consist of a majority of the members of the Committee. The Committee will keep minutes or other records of its meetings and activities. In addition, the Committee or its Chair shall communicate with Management and the external auditor quarterly to review the Company's interim financial statements and any significant findings based upon the auditor's interim review.

5. Communications/Reporting

The external auditor is accountable to the Board and to the Committee as representatives of the shareholders and shall report directly to the Committee, which is expected to maintain free and open communication with the external auditor and our Management. The Committee should meet privately in executive session at least quarterly with each of Management and the external auditor, and as a committee to discuss any matters that the Committee or each of these groups believe should be discussed. The Committee Chair shall report on Audit Committee activities to the full Board at each Board meeting. Employees may submit anonymous complaints or concerns respecting accounting or audit matters.

6. Education

Our Company is responsible for providing the Committee with educational resources related to accounting principles and procedures, current accounting topics pertinent to our Company, and other material as requested by the Committee. Committee members are encouraged to enhance their familiarity with finance and accounting by participating, at our expense, in seminars, conferences, roundtables, and other educational programs conducted by our Company or outside organizations. We will assist the Committee in maintaining appropriate financial literacy.

7. Authority

The Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and therefore has direct access to the external auditor, as well as Company personnel. The Committee has the ability to retain, at our Company's expense, independent legal, accounting, or other advisors it deems necessary to carry out its duties. Our Company does not have an internal audit department nor do we believe that one is currently required. The Audit Committee consists of Donald Lenz (Chairman), Cary McWhinnie and Patrick Brigham.

8. Relevant Education and Experience

By virtue of their prior history and business experience, each of Messrs. Lenz, McWhinnie and Brigham have the relevant experience to meaningfully contribute to the Committee.

Mr. Lenz is an investment broker, and Mr. Brigham was the Chief Executive Officer of Sunquest Vacations Limited, a major corporation. Mr. McWhinnie has the relevant experience by virtue of his role at Sunquest Vacations Limited and his service on the boards of directors of other public companies.

D. *Employees*

At June 30, 2004, we had 137 full-time employees. Our employees are not unionized. We believe that relations with our employees are good.

Location	2004	2003	2002
San Diego, CA-USA	55	57	51
Mira Loma, CA-USA	29	19	16
United Kingdom	5	5	0
Toronto, Canada	2	4	3
Hong Kong, PRC	25	27	19
Shenzhen, PRC	21	20	14
Total	137	132	103

Temporary employees are used in the Mira Loma, CA-USA distribution center during the peak shipping months of October through December. Temporary employees during this period averaged 15 hourly employees.

E. *Share Ownership*

The following table shows the number of our Shares beneficially owned by each director and the named executive officer in subsection 6.B. as of June 30, 2004. Amounts shown are in Canadian dollars.

Name and Principal Position	Shares held directly and beneficially	Value of outstanding shares as of June 30, 2004(1)	Options Outstanding	Exercise Price	Expiration Date
Patrick S. Brigham, Chairman and Director	8,567,605	$6,854,084	27,600	$1.80	6/30/05
			10,000	$1.45	8/30/07
Donald Lenz, Director	*		25,000	$3.30	1/18/05
			17,700	$1.80	6/30/05
			10,000	$1.45	8/30/07
Cary L. McWhinnie, Director	*		42,150	$1.80	6/30/05
			10,000	$1.45	8/30/07
Morris Perlis, Director	*		13,200	$1.80	6/30/05
			200,000	$0.70	4/30/06
			500,000	$1.37	1/24/07
			10,000	$1.45	8/30/07
Darren Richardson, President and CEO	*		20,000	$0.91	5/27/04
			10,000	$0.91	6/30/04
			50,000	$0.91	6/20/05
			150,000	$0.91	6/30/06
			100,000	$1.30	8/7/07
			75,000	$1.60	10/28/08
			500,000	$0.92	3/31/09
Cyril Talbot III, Chief Financial Officer	*		100,000	$0.88	7/7/08
Warren Cook, Senior Vice President	*		20,000	$0.84	5/27/04
			10,000	$0.84	6/30/04
			40,000	$0.84	6/20/05
			100,000	$0.84	7/15/06
			75,000	$1.30	8/7/07
			66,667	$1.60	10/28/08

* Indicates beneficial ownership of less than 1% of the Shares.

(1) Value as based on the closing price of the Shares on the TSX on June 30, 2004, which was Cdn$0.80.

Item 7. Major Shareholders and Related Party Transactions

A. *Major Shareholders*

To our knowledge, no person beneficially owns 5% or more of our Shares except as hereafter set out:

Shareholder	Year	Shares owned	Percent of outstanding shares
Patrick Brigham	June 30, 2004	8,567,605	16%
	June 30, 2003	8,567,605	16%
	August 31, 2002	8,567,605	16%
	Sept. 21, 2001	8,267,475	16%

Patrick Brigham does not have any special voting rights that would differentiate his shares from other shareholders.

As of June 30, 2004, there were no arrangements that could result in a change of control at a subsequent date.

B. *Related Party Transactions*

We are not aware of any transactions or loans occurring since the beginning of our most recent fiscal year between our Company and any director, executive officer, holder of ten percent of our outstanding Shares, or any associate or affiliate of such person, or any transaction in which such person or persons has or had a material interest, direct or indirect.

Item 8. Financial Information

A. *Consolidated Statements and Other Financial Information*

See Item 17.

B. *Significant Changes*

There were no significant changes since the issuance of the March 31, 2004 financial statements.

Item 9. The Offer and Listing

A. *Offer and Listing Details*

See Item 9.C.

B. *Plan of Distribution*

Not applicable.

C. *Markets*

The Shares commenced trading on the TSX in December 1995 under the symbol "GTR". The TSX is the primary trading market for the Shares. The Shares began trading on AMEX in the United States on September 14, 1999 under the symbol "GIG." On September 11, 2001, the Shares began trading on both the AMEX and the

TSX under the symbol MCZ to reflect our name change to Mad Catz Interactive, Inc. The following is a summary of trading, in the Shares on the TSX and AMEX for (a) each of the five most recent fiscal years, (b) each of the eight quarterly periods within the previous two fiscal years and (c) each month of the most recent fiscal year plus each month of the first quarter of fiscal 2005:

Quarterly prices from 1 April 2003 to 31 March 2004

Currency: Canadian Dollar **Exchange: The Toronto Stock Exchange**

Date	Close	High	Low	Volume
30 June 2003	**0.88**	1.31	0.80	2,883,130
30 September 2003	**1.05**	1.26	0.77	5,050,180
31 December 2003	**1.27**	1.80	1.01	6,420,780
31 March 2004	**0.92**	1.72	0.87	6,000,490

Quarterly prices from 1 April 2003 to 31 March 2004

Currency: U.S. Dollar **Exchange: American Stock Exchange**

Date	Close	High	Low	Volume
30 June 2003	**0.66**	0.95	0.58	4,018,000
30 September 2003	**0.77**	0.95	0.59	6,025,200
31 December 2003	**1.03**	1.36	0.75	23,935,700
31 March 2004	**0.72**	1.29	0.66	30,001,000

Quarterly prices from 1 April 2002 to 31 March 2003

Currency: Canadian Dollar **Exchange: The Toronto Stock Exchange**

Date	Close	High	Low	Volume
28 June 2002	**1.50**	1.80	1.40	1,851,600
30 September 2002	**1.44**	1.60	1.05	3,043,170
31 December 2002	**0.70**	1.55	0.65	2,388,490
31 March 2003	**0.86**	1.08	0.67	2,653,700

Quarterly prices from 1 April 2002 to 31 March 2003

Currency: U.S. Dollar **Exchange: American Stock Exchange**

Date	Close	High	Low	Volume
28 June 2002	**1.02**	1.15	0.88	4,465,800
30 September 2002	**0.90**	1.07	0.66	2,123,200
31 December 2002	**0.44**	1.00	0.43	4,674,400
31 March 2003	**0.63**	0.79	0.43	2,997,100

Quarterly prices from 1 April 1999 to 31 March 2002

Currency: Canadian Dollar | **Exchange: The Toronto Stock Exchange**

Date	Close	High	Low	Volume
30 June 1999	**3.85**	6.15	2.40	12,418,300
30 September 1999	**4.00**	5.20	3.35	7,142,570
31 December 1999	**3.90**	5.20	3.27	9,910,920
31 March 2000	**2.90**	5.15	2.75	16,206,700
30 June 2000	**1.69**	3.15	1.40	9,303,300
29 September 2000	**1.56**	1.90	0.94	6,027,300
29 December 2000	**0.95**	1.68	0.90	4,507,700
30 March 2001	**0.74**	1.55	0.63	2,942,980
29 June 2001	**1.24**	1.29	0.50	4,004,970
28 September 2001	**1.93**	3.04	1.00	14,623,700
31 December 2001	**2.10**	2.85	1.58	6,103,370
29 March 2002	**1.68**	2.00	1.22	5,769,230

Quarterly prices from 1 April 1999 to 31 March 2002

Currency: U.S. Dollar | **Exchange: American Stock Exchange**

Date	Close	High	Low	Volume
30 September 1999	**2.75**	3.31	2.68	46,600
31 December 1999	**2.87**	3.56	2.25	1,193,300
31 March 2000	**2.06**	3.75	1.93	6,248,900
30 June 2000	**1.12**	2.18	0.93	3,017,100
29 September 2000	**1.06**	1.25	0.62	2,572,500
29 December 2000	**0.68**	1.12	0.56	1,885,800
30 March 2001	**0.50**	1.06	0.40	1,315,400
29 June 2001	**0.80**	0.88	0.30	2,832,100
28 September 2001	**1.28**	1.98	0.71	10,197,700
31 December 2001	**1.35**	1.78	1.00	7,296,900
29 March 2002	**1.07**	1.21	0.75	8,571,200

Monthly prices from 1 April 2003 to 30 June 2004

Currency: Canadian Dollar | **Exchange: The Toronto Stock Exchange**

Date	Close	High	Low	Volume
30 January 2004	**1.45**	1.69	1.21	1,136,920
27 February 2004	**1.05**	1.72	1.01	3,425,150
31 March 2004	**0.92**	1.10	0.87	1,438,420
30 April 2004	**0.87**	1.04	0.87	864,050
31 May 2004	**0.95**	0.95	0.76	234,530
30 June 2004	**0.80**	0.92	0.75	275,610
30 April 2003	**0.94**	1.00	0.80	430,470
31 May 2003	**1.06**	1.31	0.95	1,087,090

Date	Close	High	Low	Volume
30 June 2003	**0.88**	1.24	0.83	1,365,570
31 July 2003	**0.85**	0.94	0.77	747,750
31 August 2003	**0.92**	0.99	0.82	2,694,650
30 September 2003	**1.05**	1.26	0.90	1,607,780
31 October 2003	**1.60**	1.80	1.01	4,447,640
30 November 2003	**1.33**	1.79	1.17	1,439,150
31 December 2003	**1.27**	1.48	1.09	533,990

Mad Catz Common Stock

Monthly prices from 1 April 2003 to 30 June 2004

Currency: U.S. Dollar **Exchange: American Stock Exchange**

Date	Close	High	Low	Volume
30 January 2004	1.10	1.27	0.96	6,085,000
27 February 2004	0.77	1.29	0.76	18,255,100
31 March 2004	0.72	0.84	0.66	5,660,900
30 April 2004	0.66	0.79	0.63	3,536,300
31 May 2004	0.62	0.70	0.55	2,532,800
30 June 2004	0.59	0.68	0.54	2,483,400
30 April 2003	0.69	0.70	0.58	568,100
31 May 2003	0.78	0.95	0.67	1,444,500
30 June 2003	0.66	0.94	0.60	2,005,400
31 July 2003	0.61	0.71	0.61	570,400
31 August 2003	0.69	0.72	0.59	2,154,900
30 September 2003	0.77	0.95	0.67	3,299,900
31 October 2003	1.25	1.36	0.75	13,728,500
30 November 2003	1.04	1.35	0.91	6,549,000
31 December 2003	1.03	1.11	0.81	3,658,200

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Articles of Incorporation

We are incorporated pursuant to the Canada Business Corporations Act (the "Act") under Corporation Number 294869-9. Our articles of incorporation do not contain any limitations on our objects.

The following is a summary of certain provisions of our by-laws and articles of incorporation:

Directors' Responsibilities in Matters in Which the Director is Materially Interested

Our by-laws require any of our directors or officers who is party to or who has a material interest in any person who is a party to a material contract, a proposed material contract, a material transaction or a proposed material transaction with our Company to disclose the nature and extent of the individual's interest in accordance with the Act. Pursuant to the Act, in the case of a proposed contract or transaction, the declaration must be made at the meeting of the Board at which the question of entering into the contract or transaction is first taken into consideration, or if the interested director is not present at that meeting, at the next meeting. In the case where any of our directors becomes interested in a contract after it is made, the declaration must be made at the first meeting of directors held after the applicable director has become interested. In the case where a proposed contract is dealt with by resolution instead of at a meeting, the disclosure that would otherwise be required to be made at a meeting must be made forthwith on receipt of the resolution, or if the director was not interested in the proposed contract at the time of receipt of the resolution, at the first meeting after he becomes so interested. Our by-laws require that approval of the Board be obtained, with the interested director refraining from voting (except as provided by the Act), for any contract or transaction in which a director is interested.

Directors' Power to Vote on Compensation to Themselves

Subject to the Act, our by-laws provide that the directors shall be paid such remuneration for their services as the Board of Directors may determine.

Directors' Borrowing Powers

Under our articles of incorporation, the Act, and our by-laws our directors may, without authorization of the shareholders, take various actions, including, but not limited to the following: (i) borrow money upon the credit of our Company; (ii) issue, reissue, sell, pledge or hypothecate debt obligations of our Company, whether secured or unsecured; (iii) give a guarantee on behalf of our Company to secure performance of an obligation of any person, and (iv) mortgage, hypothecate, pledge or otherwise create a security interest in all or any of our property, owned or subsequently acquired, to secure any obligation of our Company.

Retirement of Directors Under an Age Limit Requirement

Our articles of incorporation and by-laws do not require directors to retire pursuant to an age limit.

Number of Shares Required for a Director's Qualification

Our articles of incorporation and by-laws do not require a director to hold Shares.

Rights and Preferences of Shares

Our authorized share capital consists of an unlimited number of common shares ("Shares"), an unlimited number of Class A Preferred shares issuable in series and an unlimited number of Class B Preferred shares issuable in series. As of June 30, 2004, we had 53,462,716 common shares, no Class A Preferred shares and no Class B Preferred shares issued and outstanding.

Common Shares

Each common share entitles the holder to one vote at meetings of our shareholders and, subject to the prior rights of holders of Class A Preferred shares and Class B Preferred shares, to receive any dividends declared by the Board and the remaining property of our Company upon liquidation, dissolution or winding up.

Class A Preferred Shares

Except as required by the Act, the Class A Preferred shares do not entitle the holder thereof to vote at meetings of our shareholders except when dividends are in arrears with respect to such shares. However, holders of Class A Preferred shares have a priority over the Class B Preferred shares and common shares with respect to the right to receive the remaining property of our Company upon the liquidation, dissolution or winding-up of our Company and the right to receive dividends. The Class A Preferred shares are issuable in series in such number and having such designation, rights, privileges, conditions and restrictions as fixed by our Board from time to time.

Class B Preferred Shares

The Class B Preferred shares entitle the holder thereof to vote at meetings of our shareholders as well as to receive dividends. In the event of the liquidation, dissolution or winding up of our Company or other distribution of assets among our shareholders for the purpose of winding up of our affairs, holders are entitled to receive $0.01 per Class B Preferred shares before any distribution to the holders of common shares and thereafter, the holders of Class B Preferred shares and common shares are entitled to share *pro rata* and *pari passu*. The Class B Preferred shares are convertible into our common shares, on a share for share basis, and redeemable in accordance with the formula provided in our articles of incorporation.

Our articles of incorporation permit but do not require the Board to declare and pay dividends with respect to the Shares. There is no cumulative voting. Directors stand for one-year terms and are elected at each annual meeting of shareholders. All holders of Shares are entitled to share equally in any surplus in the event of a liquidation of the Company after our obligations are repaid. There are no provisions calling for redemption of securities, establishing any sinking fund, or establishing any obligation to participate in further capital calls by our Company. Except for the shareholder rights plan described under "Change in Control Provisions", there is no provision discriminating against existing or prospective holders of Shares as a result of such shareholder owning a substantial number of Shares.

Creation of New Securities

The Act provides that the creation of a new class of shares, the addition, change or removal of any rights, privileges, restrictions in respect of all or any of its shares or the change of shares into a different number of shares, among other things, requires the approval of a majority of not less than two-thirds of the votes cast by shareholders who voted in respect of that resolution, and in certain circumstances, with each class or series of shares entitled to vote separately.

Shareholder Meetings

The Act and our by-laws require that an annual meeting of our shareholders be held not later than 15 months after the preceding annual meeting at a time and place determined by the Board. The Company's Board of Directors may at any time call a special meeting of the shareholders.

At least 21 days' notice and not more than 60 days' notice of every shareholders' meeting, specifying the place, day and hour of the meeting and, when special business is to be considered, the general nature of such business, must be given to the Company's shareholders entitled to vote at the meeting, to each director and to the Company's auditor by notice given as permitted by the Company's by-laws. Except as otherwise required by the Act, any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

No business will be transacted at any shareholder meeting unless the requisite quorum is present at the commencement of the business. The quorum for the transaction of business at a shareholder meeting is two persons present in person with each being a shareholder entitled to vote thereat or a duly appointed proxyholder for a shareholder so entitled.

Limitations on the Rights to Own Securities

Except as provided in the Investment Canada Act (the "Investment Act") and under our shareholder rights plan described under "Change in Control Provisions", there are no limitations under the laws of Canada, the Province of Ontario or in the articles of incorporation or by-laws of the Company, on the right of foreigners to hold or vote our Shares.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government (or agency thereof), corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in our Shares by a non-Canadian (other than a "WTO Investor" or a "NAFTA Investor" as defined in the Investment Act) would be reviewable under the Investment Act if it was an investment to acquire control of our Company and the value of our assets was $5 million or more. A non-Canadian (other than a WTO Investor or NAFTA Investor) would be deemed to acquire control of our Company for the purposes of the Investment Act if he acquired a majority of the Shares outstanding (or less than a majority but controlled the Company in fact through the ownership of one-third or more of the Shares outstanding) unless it could be established that, on the acquisition, we were not controlled in fact by the acquisition through the ownership of our Shares. Certain transactions in relation to our Shares would be exempt from review under the Investment Act, including, among others, the following:

- acquisition of shares by a person in the ordinary course of that person's business as a trader or dealer in securities;
- acquisition of control of our Company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provision of the Investment Act; and
- acquisition of control of our Company by reason of any amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control of our Company, through the ownership of voting interests, remains unchanged.

The Investment Act provides for special review thresholds for WTO Investors and NAFTA Investors, who are essentially a natural or permanent resident of a World Trade Organization ("WTO") or North American Free Trade Agreement ("NAFTA") member, or an entity controlled by such persons. The United States is a member of the WTO and NAFTA. Under the Investment Act, as amended, an investment in our Shares by a WTO Investor or a NAFTA Investor would be reviewable only if it was an investment to acquire control of our Company and the value of our assets was equal to or greater than a specified amount (the "Review Threshold"), which increases in stages. The Review Threshold is currently Cdn.$223 million, and is adjusted annually (calculated as prescribed in the Investment Act).

The provisions of the Investment Act may have an anti-takeover effect as they may operate to prevent non-Canadian persons from directly or indirectly acquiring control of our Company.

Change in Control Provisions

We adopted a shareholder rights plan (the "Rights Plan") as of May 26, 2000 and our shareholders confirmed the Rights Plan on June 20, 2000. An amendment to extend the term of the Rights Plan until the close of the Company's annual meeting of shareholders to be held in 2005 was approved by our shareholders at the annual and special meeting of our shareholders held on August 7, 2002.

Under the Rights Plan, a right to purchase one Share (a "Right") was issued for each outstanding Share as at May 26, 2000. In addition, a Right will be issued for each Share issued subsequent to May 26, 2000 and prior to the time of separation (the "Separation Time") of the Rights. Prior to the Separation Time, Rights will be evidenced by the corresponding Share certificate and will trade only with the corresponding Shares. The Rights will separate from the Shares and become exercisable eight trading days following an announcement that a person has acquired ownership of 20% or more of our Shares (and thereby become an "Acquiring Person") or has commenced a take-over bid for our Shares, other than, in each case, pursuant to a "Permitted Bid", a "Competing Permitted Bid" or other transaction approved by the Board. Upon a person becoming an Acquiring Person (other than by means of a "Permitted Bid", a "Competing Permitted Bid" or other approved transaction), then holders of Rights, other than the Acquiring Person and certain persons connected to the Acquiring Person, may exercise the Right to purchase our Shares at a 50% discount to the then prevailing market price for the Shares, with the number of Shares purchasable per Right being equal to the number obtained by multiplying the exercise price of the Rights ($50) by 2 and dividing the product so obtained by the then prevailing market price.

Under the Rights Plan, a "Permitted Bid" is a take-over bid made by means of a take-over bid circular to all shareholders, which bid must be open for acceptance for a minimum of 60 days, be accepted by holders of not less than 50% of the outstanding Shares, excluding Shares owned by the offeror and certain related parties and which if so accepted, must be extended for a further 10 business days to allow other shareholders to tender to the bid. A "Competing Permitted Bid" is a take-over bid made while a Permitted Bid is ongoing and which satisfies all of the Rights Plan's criteria for a Permitted Bid, except that a Competing Permitted Bid need only be open for acceptance until the later of the 60th day after the earliest Permitted Bid then in existence was commenced and 21 days after the Competing Permitted Bid was made. The foregoing is a summary of the Rights Plan and is qualified in its entirety by the Rights Plan set forth in the Shareholder Rights Plan Agreement made as of May 26, 2000 between the Company and Montreal Trust Company of Canada, as amended by an agreement made as of August 7, 2002 between the Company and Computershare Trust Company of Canada (as successor to Montreal Trust), copies of which are available from us upon request.

The Rights Plan is designed to give our shareholders sufficient time to properly assess a takeover bid without undue pressure and to give the Board time to consider alternatives designed to allow our shareholders to receive full and fair value for their Shares. Additionally, the Rights Plan is designed to provide our shareholders with equal treatment in a take-over bid. The desire to ensure that we are able to address unsolicited take-over bids for our Shares stems from a concern that Canadian take-over bid rules provide too short a response time to companies that are subject to unsolicited take-over bids to ensure that shareholders are offered full and fair value for their shares.

Competition Act Review

Investments giving rise to the acquisition or establishment, directly or indirectly, by one of more persons of control over, or a significant interest in the whole or part of a business of a competitor, supplier, customer or other person are subject to substantive review by Canada's competition law authority, the Commissioner of Competition (the "Commissioner"). If or when the Commissioner concludes that a merger ("Merger"), whether by purchase or lease of shares or assets, by amalgamation or by combination, or otherwise, prevents or lessens, or is likely to prevent or lessen competition substantially, she may apply to the Competition Tribunal for an order that the merger not proceed or, in the case of a completed merger, for an order that the merger be dissolved or that the acquirer dispose of shares or assets, as may be necessary to eliminate the substantial lessening or prevention of competition. Such substantive Merger review power applies to all Mergers, whether or not they meet limits for pre-notification under the Competition Act.

In addition to substantive Merger review, the Competition Act provides for a notification regime respecting Mergers of certain size. The regime applies in respect of share acquisitions, asset acquisitions, acquisition of interests in a combination, amalgamations and the creation of certain combinations. For ease of reference, this filing refers specifically to share acquisition, although the pre-notification regime applies, with the appropriate modification, to other types of acquisition of control as well.

In order for a share acquisition transaction to be pre-notifiable, the parties to the transaction (being the person or persons who propose to acquire shares, and the corporation the shares of which are to be acquired), together with their affiliates (being all firms with a 50% or more voting shares linkage up and down the chain) must have:

(i) aggregate gross assets in Canada that exceed Cdn. $400.0 million in value, as shown on their audited financial statements for the most recently completed fiscal year (which must be within the last fifteen (15) months); or

(ii) aggregate gross revenue from sales in, from or into Canada that exceed Cdn. $400.0 million for the most recently completed fiscal year shown on the said financial statements; and

(iii) the party being acquired must have gross assets in Canada, or gross revenues from sales in or from Canada, exceeding Cdn. $50.0 million as shown on the said financial statements. Acquisition of shares carrying up to but not exceeding 20% of the votes of a publicly traded corporation, or 35% of the votes in a private corporation will not be subject to pre-notification, regardless of the above thresholds. However, exceeding the 20% or the 35% threshold, and again exceeding the 50% threshold, gives rise to an obligation of notification if the size threshold is net.

If a transaction is pre-notifiable, a filing must be made with the Commissioner containing the prescribed information with respect to the parties, and a waiting period, (either fourteen or forty-two days, depending on whether a short or long form filing is chosen) must expire prior to closing.

As an alternative to pre-notification, the Commissioner may grant an Advance Ruling Certificate, which exempts the transaction from pre-notification. Advance Ruling Certificates are granted where the Commissioner concludes, based on the information provided to him, that he would not have sufficient grounds on which to apply to the Competition Tribunal to challenge the Merger.

Shareholder Ownership Disclosure

Our articles of incorporation and by-laws do not contain any provision governing the ownership threshold above which shareholder ownership must be disclosed.

Changes in Capital

Subject to the Act, we may, by special resolution of our shareholders, change our share capital, in accordance with the terms of such special resolution. A special resolution requires the approval of a majority of not less than two-thirds of the votes cast by shareholders in respect thereof.

Our Board is authorized to designate one or more series of Class A Preferred Shares and Class B Preferred Shares of the Company and to fix the rights, privileges, conditions and restrictions attaching thereto.

C. *Material Contracts*

We entered into the following material contracts during the previous two years, other than contracts entered into in the ordinary course of business.

On January 21, 2003, MCI entered into an agreement with InterAct Accessories, Inc. and Recoton Corporation whereby MCI purchased all rights to the GameShark brand, including all associated intellectual property rights for $5.1 million U.S. dollars. The purchase was funded through the Company's asset based Credit Facility.

On January 22, 2003, our Company and Fire International, Ltd. and its related companies ("Fire") entered into an exclusive distribution agreement, whereby Fire International would supply MCI with game enhancement products that are sold by the Company under the GameShark brand. Unless terminated earlier, the agreement will extend for a minimum of 5 years from April 1, 2003. The agreement provides for minimum purchase requirements of $5 million per year during its term. If the minimum purchase requirements are not met, Fire may demand payment of 40% of the shortfall. Although we met the minimum purchase requirement during the first year of the agreement, no assurance can be made that we will make these minimum purchase requirements in the future.

On September 25, 2000, we entered into the Credit Facility with Congress, pursuant to which Congress agreed to provide us with lines of credit totaling approximately $35.0 million for MCI. The Credit Facility was amended in September 2001 to remove references and obligations of the Games Trader business, and on June 18,

2002 and August 1, 2002 to allow MCE and MCIA to borrow under the facility. The Credit Facility replaced lines of credit from other lenders that were established prior to our acquisition of MCI. On January 22, 2003, the Credit Facility was amended to allow for a temporary increase to accommodate the acquisition of the GameShark intellectual property and to clarify the adjusted net worth covenant in the facility to reflect the acquisition of the GameShark brand. On September 23, 2003, the Credit Facility was renewed through September 25, 2004. On July 27, 2004, Congress agreed to extend the renewal date of the Credit Facility to September 25, 2005.

The Credit Facility requires us to adhere to specified financial operating guidelines. See Note 7 to the consolidated financial statements included in "Item 17. Financial Statements and Exhibits" elsewhere in this Form 20-F.

The Credit Facility is utilized to finance ongoing operations. We also established a separate credit line under the Credit Facility of $10.0 million, which may be utilized, at Congress' discretion, for acquisitions. Our assets, including a pledge in favor of Congress of all of the Shares of our subsidiaries, act as security for our obligations under the Credit Facility. The interest rate payable on outstanding balances is the U.S. prime rate plus 0.75%. In addition, we are obligated to pay Congress a monthly service fee of $2,000 and an unused line fee equal to 0.25%.

At June 30, 2004, the outstanding balance of the Credit Facility was $13,370,868.

D. Exchange Controls

There are currently no laws or governmental decrees or regulations in Canada that restrict the export or import of capital, or affect the remittance of dividends, interest or other payments to holders of our securities who are not residents of Canada, other than withholding tax requirements.

E. Taxation

The following summary describes the principal Canadian federal income tax considerations generally applicable to a holder of our Shares who, for purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital (the "Convention") and at all relevant times, is resident in the United States and not resident in Canada, deals at arm's length and is not affiliated with our Company, holds our Shares as capital property and does not use or hold and is not deemed to use or hold our Shares in or in the course of carrying on business in Canada and is not a non-resident insurer for the purposes of the Canadian Tax Act (a "United States Holder").

This following summary is based upon the current provisions of the Canadian Tax Act, the regulations thereunder, all specific proposals to amend the Canadian Tax Act and the regulations announced by the Minister of Finance (Canada) prior to the date hereof and our understanding of the published administrative practices of the Canada Revenue Agency. This summary does not take into account or anticipate any other changes in the governing law, whether by judicial, governmental or legislative decision or action, nor does it take into account the tax legislation or considerations of any province, territory or non-Canadian (including U.S.) jurisdiction, which legislation or considerations may differ significantly from those described herein.

Dividends on Our Shares

Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25% of the gross amount of such dividends. However, pursuant to the Convention, the withholding tax rate on the gross amount of dividends paid to a resident of the United States is reduced to 15% or, in the case of a U.S. corporation that beneficially owns at least 10% of the voting stock of the Canadian corporation paying the dividends, to 5% of the gross amount of such dividends. We will be required to withhold the applicable amount from each dividend and remit the withheld amount to the Canada Revenue Agency.

Pursuant to the Convention, certain tax-exempt entities resident in the United States may be exempt from Canadian withholding taxes, including any withholding tax levied in respect of dividends received on our Shares.

Disposition of Our Shares

In general, a United States Holder will not be subject to Canadian income tax on capital gains arising on the disposition of our Shares, unless such shares are "taxable Canadian property" within the meaning of the Canadian Tax Act and no relief is afforded under the Convention. Our Shares will be taxable Canadian property if at any time during the sixty (60) month period immediately preceding a disposition by the non-resident of such shares, not less than 25% of the issued shares of any class or series of a class of shares of our Company belonged to the non-resident, to persons with whom the non-resident did not deal at arm's length for purposes of the Canadian Act, or to the non-resident together with such persons. For this purpose, issued shares include options to acquire such shares (including conversion rights) held by such persons. Under the Convention, a capital gain realized by a resident of the United States who has never been a resident of Canada, will not be subject to Canadian tax unless the value of our Shares is derived principally from real property (as defined in the Convention) situated in Canada. United States holders who have previously been residents of Canada should consult their own tax advisors.

WHILE INTENDED TO ADDRESS ALL MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS, THIS SUMMARY IS FOR GENERAL INFORMATION PURPOSES ONLY, AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY HOLDER OR PROSPECTIVE HOLDER OF OUR COMMON SHARES. NO OPINION WAS REQUESTED BY OUR COMPANY, OR IS PROVIDED BY OUR LEGAL COUNSEL AND/OR AUDITORS. ADDITIONALLY, THIS SUMMARY DOES NOT CONSIDER THE EFFECTS OF UNITED STATES FEDERAL, STATE, LOCAL OR FOREIGN INCOME TAX CONSEQUENCES.

F. Dividends and Paying Agents

Not applicable.

G. Statements of Experts

Our consolidated financial statements for the year ended March 31, 2004 have been included in this Form 20-F in reliance upon the report of KPMG LLP, Chartered Accountants ("KPMG"), appearing elsewhere herein, and upon the authority of KPMG as experts in accounting and auditing. Our consolidated financial statements for the fiscal year ended March 31, 2003 have been included in this Form 20-F in reliance upon the report of KPMG, appearing elsewhere herein, and upon the authority of KPMG as experts in accounting and auditing.

H. Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and files annual reports on Form 20-F, reports on Form 6-K and other information with the Securities and Exchange Commission (the "SEC").

You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the SEC maintains a Web site that contains reports and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We are required to file reports and other information with the securities commission in all provinces of Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the SEC's electronic document gathering and retrieval system.

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements to shareholders. The Company has included in this report certain information disclosed in the Company's Proxy Circular prepared under Canadian securities rules.

We will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: Mad Catz Interactive, Inc., 7480 Mission Valley Road, Ste. 101, San Diego, California 92108, Attention: Investor Relations, telephone number: 619-683-9830.

I. Legal Proceedings

On February 10, 2003, Electro Source filed a complaint against MCI, and Fire, as well as other defendants, in the Superior Court in Los Angeles County, California entitled, *Electro Source, LLC v. Fire International, Ltd., et al.*, Case No. BC 290076. On or about November 18, 2003, Electro Source amended its complaint to add us as a defendant. In its amended complaint, Electro Source asserted claims against us and MCI alleging misappropriation of trade secrets, conspiracy to defraud, interference with contractual relationship and interference with prospective economic advantage in connection with Fire's agreement to supply MCI with product to be marketed under our GameShark brand and for the termination of Fire's alleged prior business relationship with Electro Source.

Electro Source moved for a temporary restraining order to prevent MCI from marketing or otherwise distributing the GameShark products. After a hearing on the matter, the Court denied Electro Source's motion and refused to enter the temporary restraining order. The parties have engaged in written and oral discovery, including depositions. Trial has been set for June 15, 2005. While we intend to vigorously defend this matter, there can be no guarantee that we will ultimately prevail or that damages will not be assessed against us. An adverse determination by the Court or jury could seriously impact our revenues and our ability to continue to distribute the GameShark products.

On or about February 25, 2004, Intec served a lawsuit on MCI filed in the United States District Court for the District of Southern Florida entitled, *Intec, Inc. v. Mad Catz, Inc.* Case No. 03-21794- CIV – Gold/Simonton, alleging that certain MCI products infringed patent number D475,697. MCI answered, denying all the allegations in the complaint. The case is still in its early stages and no discovery has been propounded by either party. The parties have requested a trial date of October 2005. We intend to vigorously defend the allegations of the complaint, however there can be no guarantee that we will ultimately prevail or that damages will not be assessed against MCI.

J. Transfer Agent

Our transfer agent is Computershare Trust Company of Canada. The register of transfers of the shares is located in Toronto.

K. Auditors

KPMG, located at 199 Bay Street, Commerce Court West, Suite 3300, Toronto, Ontario, M5L 1B2 Canada, was our auditor for the most recently completed fiscal year, and remains our auditor. KPMG is a member in good standing of the Canadian Institute of Charter Accountants.

L. Additional Information

Additional information relating to our Company may be found on SEDAR at www.sedar.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under our stock option plan, is contained in our 2003 and 2004 management proxy circulars.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Quantitative Information About Market Risk

Congress Credit Facility

On September 25, 2000, we entered into the Credit Facility with Congress, pursuant to which Congress agreed to provide us with lines of credit totaling approximately $35.0 million for MCI. The Credit Facility was amended in September 2001 to remove references and obligations of the Games Trader business, and on June 18, 2002 and August 1, 2002 to allow MCE and MCIA to borrow under the facility. The Credit Facility replaced lines of credit from other lenders that were established prior to our acquisition of MCI. On January 22, 2003, the Credit Facility was amended to allow for a temporary increase to accommodate the acquisition of the GameShark intellectual property and to clarify the adjusted net worth covenant in the facility to reflect the acquisition of the GameShark brand. On September 23, 2003, the Credit Facility was renewed through September 25, 2004. On July 27, 2004, Congress agreed to extend the renewal date of the Credit Facility to September 25, 2005.

The Credit Facility requires us to adhere to specified financial operating guidelines. See Note 7 to the consolidated financial statements included in "Item 17. Financial Statements and Exhibits" elsewhere in this Form 20-F.

The Credit Facility is utilized to finance ongoing operations. We also established a separate credit line under the Credit Facility of $10.0 million, which may be utilized, at Congress' discretion, for acquisitions. Our assets, including a pledge in favor of Congress of all of the Shares of our subsidiaries, act as security for our obligations under the Credit Facility. The interest rate payable on outstanding balances is the U.S. prime rate plus 0.75%. In addition, we are obligated to pay Congress a monthly service fee of $2,000 and an unused line fee equal to 0.25%.

At June 30, 2004, the outstanding balance of the Credit Facility was $13,370,868.

Our primary market risk exposures are foreign exchange risk and interest rate risk.

Foreign Exchange Risk

Our reporting currency is the US dollar. We are exposed to foreign exchange risk associated with our sales to our Canadian customers and to United Kingdom customers. Any increase in the value of the US dollar compared with the Canadian dollar, British pound, or Euro, will reduce our sales revenue expressed in US dollars. We sometimes hedge our exposure to foreign exchange risk. We hedged our sales to the United Kingdom subsidiary, MCE, Ltd. in fiscal year 2003. Gains and losses resulting from the effects of changes in the US dollar to Canadian dollar or British pound exchange rate are recorded in income.

Interest Rate Risk

We are exposed to interest rate risk on borrowings under the Credit Facility. Funds advanced to our Company pursuant to the Credit Facility bear interest at the prime rate in Canada and the U.S. (depending on the country from which funds are advanced) plus 0.75%. We do not hedge our exposures to interest rate risk.

The following table provides the weighted average interest rates and maturities of our long-term debt at June 30, 2004.

	Expected to Maturity Date Fiscal Year Ended March 31,		
	2005	2006	2007
	(in millions, except percentages)		
Credit facility			
Canadian Dollars	$ 0.0	n/a	n/a
US Dollars	$15.2	n/a	n/a
Effective interest rate at March 31, 2004	4.75%		

Limitations

The discussion above includes only those exposures that existed at July 27, 2004. As a result, the discussion above does not consider exposures or positions that could arise after July 27, 2004. Our ultimate realized gain or loss with respect to foreign exchange and interest rate fluctuations will depend on the exposures that arise during the period, our hedging strategies, if any, at the time, and the foreign exchange and interest rates.

Qualitative Information About Market Risk

See "Quantitative Information About Market Risk" elsewhere in this Form 20-F.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

As of June 30, 2004, we did not have any defaults, dividend arrearages or delinquencies, which have not been waived.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

As of June 30, 2004, there have been no material modifications to the rights of security holders and use of proceeds.

Item 15. Control Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in the Company's reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost benefit relationship of possible controls and procedures.

As required by Securities and Exchange Commission Rules 13a-15(a) and 13a-15(e), we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the quarter covered by this report. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

There has been no change in our internal controls over financial reporting during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect our internal controls over financial reporting.

Item 16A. Audit Committee Financial Expert

Although members of our Audit Committee have experience with respect to financial statements, the Board has determined, based on a review of all relevant factors, that no member of the Audit Committee is an audit committee financial expert within the meaning of applicable United States securities laws. It is our intention to add a director who is an audit committee financial expert within the meaning of applicable United States securities laws and appoint him to our Audit Committee in due course.

Item 16B. Code of Ethics

The Company has adopted a Code of Conduct that applies to the directors of the Company, and a Code of Conduct that applies to the employees of the Company.

Item 16C. Principal Accountants and Fees

The aggregate fees billed to us by KPMG LLP, our principal accountants, for the fiscal years ended March 31, 2003 and 2004, are as follows:

	2004	2003
Audit Fees (1)	$226,000	$237,972
Audit-Related Fees (2)	—	—
Tax Fees (3)	$113,320	$ 89,548
All Other Fees (4)	—	—

(1) Audit Fees consist of the audit of our annual financial statements included in our Annual Report on Form 20-F and Annual Report to Stockholders, review of interim financial statements and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years.

(2) Audit-Related Fees consist of fees for assurance and related services performed by our independent accountants that are reasonably related to the performance of the audit or review of our financial statements, including employee benefit plan audits; due diligence related to mergers and acquisitions; and consulting on financial accounting/reporting standards.

(3) Tax Fees consist of fees for tax consultation and tax compliance services.

(4) All Other Fees consist of other permissible work performed by our independent accountant that does not meet with the above category descriptions.

The Audit Committee has considered whether the provision of non-audit services is compatible with maintaining the independence of KPMG LLP, and has concluded that the provision of such services is compatible with maintaining the independence of our auditors.

Audit Committee Policy Regarding Pre-Approval of Audit and Permissible Non-Audit Services of our Company's Independent Auditors

The Audit Committee has established a policy that all audit and permissible non-audit services provided by the independent auditors will be pre-approved by the Audit Committee. These services may include audit services, audit-related services, tax services and other services. The Audit Committee considers whether the provision of each non-audit service is compatible with maintaining the independence of the Company's auditors. Pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent auditors and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent auditors in accordance with this pre-approval, and the fees for the services performed to date.

Item 16D. Exemptions from Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither our Company nor any affiliated purchaser repurchased any of our equity securities during the period covered by this Form 20-F.

PART III

Item 17. Financial Statements

Report and Consolidated Balance Sheets as of March 31, 2004 and 2003 and Statement of Operations and Deficit and Cash flows for the years ended March 31, 2004, 2003 and 2002 reported on by KPMG LLP, Chartered Accountants. These statements are expressed in US dollars and were prepared in accordance with GAAP in Canada, which vary in certain significant respects from GAAP in the United States. See Note 14 to the financial statements.

Item 18. Financial Statements

Not applicable.

Item 19. Exhibits

Number	Description
1.1	Articles of Incorporation and Amendments thereto(1)
1.2	By-Laws(2)
4.1	Non-Competition Agreement dated August 31, 1999, among and between Thomas Roberts, GTR Group Inc., Mad Catz, Inc., FX Unlimited, Inc., and Mad Catz (Asia) Limited(3)
4.2	Loan Agreement between Congress Financial Corporation (Canada) and 1328158 Ontario Inc., dated September 25, 2000.(3)
4.3	Loan Agreement between Congress Corporation (Central) and Mad Catz, Inc., dated September 252000.(3),
4.4	Guarantee from 1328158 Ontario Inc, to Congress Financial Corporation (Canada), dated September 25, 2000.(3)
4.5	General Security Agreement among and between Mad Catz, Inc., FX Unlimited, Inc., and Congress Financial Corporation (Central), dated September 25, 2000.(3)
4.6	Guarantee from Mad Catz, Inc. to Congress Financial Corporation (Central), dated September 25, 2000.(3)
4.7	First Amended and Restated Loan Agreement between Congress Financial Corporation (Central) and Mad Catz, Inc., dated as of September 5, 2001.(4)
4.8	Amended and Restated General Security Agreement by and among Mad Catz Inc., FX Unlimited, Inc. and Congress Financial Corporation (Central), dated as of November 30, 2001.(4)
4.9	Amending Agreement between Mad Catz, Inc. and Congress Financial Corporation (Central), dated as of June 18, 2002.(4)
4.10	Standard Industrial Lease between H. G. Fenton Company and Mad Catz Inc., dated July 9, 2001.(4)
4.11	Amended and Restated Incentive Stock Option Plan of Mad Catz Interactive, Inc.(4)
4.12	Form of Incentive Stock Option Plan(4)
4.13	Agreement, dated January 17, 2003, as amended by First Amending Agreement dated as of the 14th day of February, 2003, between Fire International Ltd. and its related companies and Mad Catz Interactive, Inc. Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.(5)
4.14	Letter Agreement, dated January 21, 2003, between and Mad Catz Interactive, Inc., Mad Catz, Inc. and InterAct Accessories, Inc.(5)
4.15	Second Amending Agreement made as of the 22nd day of January 2003 between Mad Catz, Inc. and Congress Financial Corporation (Central). (5)

Number	Description
4.16	Web Services Agreement made and entered into as of February 11, 2003, by and between IGN Entertainment, Inc. and Mad Catz, Inc. Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934. (5)
4.17	First Amending Agreement dated as of the 14th day of February 2003 between Mad Catz Interactive, Inc. and Fire International Ltd. and its related companies. Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.(5)
4.18	Marketing Agreement made and entered into as of April 7, 2003 between IGN Entertainment, Inc. and Mad Catz, Inc. Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934. (5)
4.19	First Amendment to Web Services Agreement dated as of May 5, 2003 between IGN Entertainment, Inc. and Mad Catz, Inc. Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934. Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934. (5)
4.20	Employment Agreement between Mad Catz, Inc. and Darren Richardson, dated May 18, 2000. (5)
4.21	Amendment to Employment Agreement between Mad Catz Interactive, Inc. and Darren Richardson, dated April 1, 2004. Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.
4.22	Employment Agreement between Mad Catz Interactive, Inc., Mad Catz, Inc. and Cyril Talbot III, dated July 23, 2003
12.1	Certification of Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a)
12.2	Certification of Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a)
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002. This certification is being furnished solely to accompany this Annual Report on Form 20-F and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of Mad Catz Interactive, Inc.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002. This certification is being furnished solely to accompany this Annual Report on Form 20-F and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of Mad Catz Interactive, Inc.

(1) Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on October 15, 2001 and incorporated herein by reference.

(2) Previously filed as an exhibit to the Registration Statement on Form 20-F, dated June 1, 1999, filed with the SEC on June 3, 1999 and incorporated herein by reference.

(3) Previously filed as an exhibit to the Annual Report on Form 20-F of Games Trader Inc. for the fiscal year ended March 31, 2000 and incorporated herein by reference.

(4) Previously filed as an exhibit to the Annual Report on Form 20-F of Mad Catz Interactive, Inc. for the fiscal year ended March 31, 2002 and incorporated herein by reference.

(5) Previously filed as an exhibit to the Annual Report on Form 20-F of Mad Catz Interactive, Inc. for the fiscal year ended March 31, 2003 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MAD CATZ INTERACTIVE, INC.

/s/ DARREN RICHARDSON

Darren Richardson
President and Chief Executive Officer

/s/ CYRIL TALBOT III

Cyril Talbot III
Chief Financial Officer

[THIS PAGE INTENTIONALLY LEFT BLANK]

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Shareholders
Mad Catz Interactive, Inc.:

We have audited the accompanying consolidated balance sheets of Mad Catz Interactive, Inc. and subsidiaries as of March 31, 2004 and 2003 and the related consolidated statements of operations and deficit and cash flows for each of the years in the three- year period ended March 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mad Catz Interactive, Inc. and subsidiaries as of March 31, 2004 and 2003 and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2004 in accordance with accounting principles generally accepted in Canada.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 14 to the consolidated financial statements.

/s/ KPMG LLP
Chartered Accountants

Toronto, Canada
May 28, 2004, except
as to Note 7, which is
as of July 27, 2004

Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements or when there is a retroactive adjustment, such as those described in Note 2 to the consolidated financial statements as at March 31, 2004 and 2003 and for each of the years in the three-year period ended March 31, 2004. Our report to the shareholders dated May 28, 2004 is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ KPMG LLP
Chartered Accountants

Toronto, Canada
May 28, 2004

MAD CATZ INTERACTIVE, INC.

Consolidated Balance Sheets
March 31, 2004 and 2003
(Expressed in U.S. dollars)

	2004	2003
Assets		
Current assets:		
Cash	$ 1,728,233	$ 1,234,104
Accounts receivable	17,039,082	16,530,226
Inventories	16,848,237	18,413,299
Prepaid expenses and deposits	1,489,261	1,032,830
Future tax assets	2,764,722	3,030,550
Income tax receivable	—	598,137
Total current assets	39,869,535	40,839,146
Deferred financing fees	—	238,649
Future tax assets	281,504	—
Capital assets	1,565,834	1,729,310
Intangible assets	4,242,196	5,046,634
Goodwill	19,963,731	17,737,549
Total assets	$ 65,922,800	$ 65,591,288
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank loan	$ 15,181,863	$ 17,076,993
Accounts payable and accrued liabilities	13,713,250	16,004,283
Accrued taxes payable	971,136	—
Total current liabilities	29,866,249	33,081,276
Future tax liabilities	—	85,829
Shareholders' equity:		
Capital stock	45,956,790	45,793,085
Cumulative translation adjustment	4,957,036	2,534,677
Accumulated deficit	(14,857,275)	(15,903,579)
Total shareholders' equity	36,056,551	32,424,183
Total liabilities and shareholders' equity	$ 65,922,800	$ 65,591,288

Commitments and contingencies

See accompanying notes to consolidated financial statements.

MAD CATZ INTERACTIVE, INC.

Consolidated Statements of Operations and Deficit
Years ended March 31, 2004, 2003 and 2002
(Expressed in U.S. dollars)

	2004	2003	2002
Net sales	$102,143,198	$ 91,657,866	$ 83,337,134
Cost of sales	79,077,529	70,699,800	64,927,895
Gross profit	23,065,669	20,958,066	18,409,239
Expenses (income):			
Selling	11,017,684	8,800,655	7,276,113
Administrative	7,399,553	7,180,479	4,934,693
Interest	1,330,276	1,757,860	985,342
Interest on subordinated debt	—	—	246,781
Depreciation and amortization	1,831,659	1,172,784	1,009,936
Other income	(97,951)	(46,936)	—
Foreign exchange (gain) loss	(90,887)	94,220	(60,511)
	21,390,334	18,959,062	14,392,354
Income before income taxes and goodwill charges	1,675,335	1,999,004	4,016,885
Provision for income taxes	629,031	788,312	1,855,544
Income before goodwill charges	1,046,304	1,210,692	2,161,341
Goodwill charges	—	—	976,665
Income from continuing operations	1,046,304	1,210,692	1,184,676
Gain from discontinued operations	—	—	302,095
Net income	1,046,304	1,210,692	1,486,771
Accumulated deficit, beginning of year	(15,903,579)	(17,114,271)	(18,601,042)
Accumulated deficit, end of year	$(14,857,275)	$(15,903,579)	$(17,114,271)
Basic and diluted income per share before goodwill charges and discontinued operations	$ 0.02	$ 0.02	$ 0.04
Basic and diluted income per share on discontinued operations	—	—	0.01
Basic and diluted loss per share on goodwill charges	—	—	(0.02)
Basic and diluted net income per share	$ 0.02	$ 0.02	$ 0.03
Number of shares used in per share computations:			
Basic	53,286,248	53,070,890	51,188,889
Diluted	53,983,127	53,689,972	51,956,695

See accompanying notes to consolidated financial statements.

MAD CATZ INTERACTIVE, INC.

Consolidated Statements of Cash Flows
Years ended March 31, 2004, 2003 and 2002
(Expressed in U.S. dollars)

	2004	2003	2002
Cash flows from operating activities:			
Net income	$ 1,046,304	$ 1,210,692	$ 1,486,771
Adjusted for gain from discontinued operations	—	—	(302,095)
Items not involving cash:			
Amortization of deferred financing fees	238,649	483,793	603,465
Foreign exchange losses (gains)	(90,887)	94,220	(60,511)
Depreciation and amortization	1,831,659	1,172,784	1,986,601
Future tax assets and liabilities	(101,505)	(1,010,772)	143,267
Changes in noncash operating working capital:			
Accounts receivable	29,476	(6,122,433)	(3,462,953)
Inventories	1,901,012	(2,393,654)	(2,411,279)
Prepaid expenses and deposits	(442,075)	(271,969)	(96,663)
Accounts payable and accrued liabilities	(2,460,177)	(228,863)	7,377,328
Income taxes receivable/payable	1,547,148	(326,483)	12,027
Net cash provided by (used in) continuing operations	3,499,604	(7,392,685)	5,275,958
Cash provided by discontinued operations	—	—	302,095
Cash flows from investing activities:			
Purchases of capital assets	(868,424)	(939,490)	(1,103,614)
Purchase of intangible assets	—	(5,082,803)	—
Net cash used in investing activities	(868,424)	(6,022,293)	(1,103,614)
Cash flows from financing activities:			
Bank loans	(1,895,130)	12,741,909	(4,349,018)
Proceeds from issue of share capital, net	157,842	239,666	367,100
Net cash provided by (used in) financing activities	(1,737,288)	12,981,575	(3,981,918)
Effects of exchange rate changes on cash	(399,763)	(235,459)	(45,035)
Net increase (decrease) in cash	494,129	(668,862)	447,486
Cash, beginning of year	1,234,104	1,902,966	1,455,480
Cash, end of year	$ 1,728,233	$ 1,234,104	$ 1,902,966
Supplemental cash flow information:			
Income taxes paid	$ 244,283	$ 1,840,000	$ 1,800,000
Interest paid	$ 989,252	$ 1,271,967	$ 665,862

See accompanying notes to consolidated financial statements.

(Expressed in U.S. dollars)

(1) Organization and Description of Business

The Company is a corporation incorporated under the Canada Business Corporations Act. The Company has several operating subsidiaries: (i) Mad Catz, Inc. ("MCI"), the Company's primary subsidiary, (ii) 1328158 Ontario Inc., which distributes the Company's Mad Catz and GameShark lines of video game accessories in Canada under the name Mad Catz Canada ("MCC"), (iii) Mad Catz Europe, Limited, a corporation incorporated under the laws of England and Wales ("MCE") that sells the Company's Mad Catz and GameShark lines of video game accessories in Europe. The Company also beneficially owns all the issued and outstanding shares of Mad Catz Interactive Asia, Limited, a corporation incorporated under the laws of Hong Kong ("MCIA") that provides procurement services related to the manufacture of Mad Catz products. MCI owns all of the issued and outstanding shares of FX Unlimited, Inc., a corporation incorporated under the laws of Delaware ("FX"), which is currently inactive, but holds certain intangible assets related to the MCI business. MCI and FX each own 50% of the issued and outstanding shares of Mad Catz (Asia) Limited, a corporation incorporated under the laws Hong Kong ("MCA"), which is currently inactive.

A majority of the Company's products are manufactured through third parties in Asia. The Company's products are designed, developed, manufactured (through third parties) and marketed for all major console based video game systems. The Company's products include video game controllers and accessories of all types, such as control pads, game enhancement software, steering wheels, joysticks, memory cards, video cables, light guns, dance pads and microphones.

(2) Summary of Significant Accounting Policies

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and, except as described in Note 14, conform in all material respects with accounting principles generally accepted in the United States. The principal accounting policies followed by the Company, which have been consistently applied, are summarized as follows:

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, MCC, Xencet U.S. Inc., Singapore Holdings Inc., MCI, MCIA, MCA, MCE, FX, and Mad Catz Ltd. All significant intercompany transactions and balances have been eliminated in consolidation.

Revenue Recognition

Revenues from product sales are recognized upon shipment and when title passes to the customer. Revenues from sales to authorized resellers are subject to terms allowing price protection and certain rights of return. Accordingly, allowances for estimated future returns and price protection are provided for upon shipment. Such amounts are estimated and periodically adjusted based on historical and anticipated rates of returns, inventory levels and other factors and are recorded as a reduction of revenue.

Advertising

Advertising costs are expensed as incurred and were $5,045,699, $4,876,379 and $2,913,642 in 2004, 2003 and 2002, respectively. Effective April 1, 2002, the Company adopted EITF Issue No. 01-09 ("EITF No. 01-09"), *Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products),* which addresses the recognition, measurement and income statement classification of consideration given by a vendor to a customer. EITF No. 01-09, among other things, requires that certain consideration given by a vendor to a customer be characterized as a reduction of revenue when recognized in the vendor's income statement, unless certain criteria are met.

The Company previously recorded cooperative advertising costs as selling expenses in the accompanying statements of operations. The adoption of EITF No. 01-09 did not have any effect on the Company's consolidated financial statements as the Company's cooperative advertising arrangements have an identifiable benefit and an estimable fair value, which results in classifying the amounts as a cost incurred. Pursuant to EITF No. 01-09, cooperative advertising arrangements not meeting these criteria are recognized as a reduction of revenue.

Accounts Receivable

Accounts receivable are recorded net of an allowance for doubtful accounts and other allowances. Other allowances include those for sales returns, price protection, volume rebates and cooperative advertising. When evaluating the adequacy of the allowance for doubtful accounts, the Company analyzes known uncollectible accounts, the aging of accounts receivable, historical bad debts, customer credit-worthiness and current economic trends. When estimating future product returns, the Company considers historical trends and makes an assessment of the rate by which customers and end consumers will return the Company's products. Allowances for price protection, volume rebates and cooperative advertising are based upon programs negotiated with specific customers. Total allowances against accounts receivable were $5,978,000 at March 31, 2004 and $5,711,000 at March 31, 2003.

Inventories

Raw materials, packaging materials and accessories are valued at the lower of cost, determined by the first-in, first-out method, or market. Finished goods are valued at the lower of cost or market, with cost being determined on an average cost basis using the first-in first-out method.

Capital Assets

Capital assets are stated at cost less accumulated depreciation. Depreciation is recorded over the estimated useful lives of the assets on a straight-line basis at the following annual rates:

Manufacturing and office equipment	20%-33%
Computer hardware	33%
Computer software	33%
Computer system development	33%
Furniture and fixtures	20%
Leasehold improvements	20%
Molds	33%

Intangible Assets

Intangible assets are stated at cost less accumulated amortization. Amortization is recorded over the estimated useful lives of the assets on a straight-line basis.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired.

The Company adopted Section 3062 of the Canadian Institute of Chartered Accountants' (the "CICA") Handbook ("Section 3062"), "Goodwill and Other Intangible Assets," on April 1, 2002. Section 3062 discontinues the amortization of goodwill and intangible assets with indefinite useful lives. In accordance with Section 3062, beginning April 1, 2002, the Company no longer amortizes goodwill. Instead, the Company reviews these assets periodically for impairment in accordance with the provisions of Section 3062. As of September 30, 2002, the Company completed its implementation of Section 3062 and conducted the required transitional impairment tests. The Company determined that it has one reporting unit and that this single reporting unit is the entire company, or Mad Catz Interactive, Inc. This conclusion was reached due to the integrated nature of the operations of Mad Catz Interactive, Inc. and its subsidiaries and the lack of differing economic characteristics between them. On implementation of Section 3062, the Company reviewed the previous acquisitions and did not identify any intangible assets that should be reported separately from goodwill. The Company conducted the first step of the transitional impairment test using this one reporting unit and concluded that no impairment of goodwill existed as of April 1, 2002. Prior to the adoption of Section 3062, goodwill was amortized on a straight-line basis over the expected periods to be benefited, or 20 years, and assessed for recoverability by determining whether the goodwill balance could be recovered through undiscounted future operating cash flows of the acquired operation.

The following table reconciles previously reported net income as if the provisions of Section 3062 were in effect for the year ended March 31, 2002:

Reported net income	$1,486,771
Add back goodwill amortization	976,665
Adjusted net income	$2,463,436
Reported basic and diluted net income per share	$ 0.03
Add back goodwill amortization	0.02
Adjusted basic and diluted net income per share	$ 0.05

Impairment of Long-Lived Assets

Long-lived assets, such as capital assets and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Goodwill and intangible assets not subject to amortization and are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

Deferred Financing Fees

Deferred financing fees include costs related to obtaining debt financing and are amortized on a straight-line basis over the term of the debt. Amortization of deferred financing fees is included as a component of interest expense.

Income Taxes

Income taxes are accounted for using the asset and liability method. Under the asset and liability method of accounting for income taxes, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities and for tax loss carryforwards.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment or substantive enactment date. To the extent that it is not "more likely than not" that a future tax asset will be realized, a valuation allowance is provided.

Foreign Currency Translation

The United States dollar is the functional currency of the Company's United States operations. The Canadian dollar is the functional currency of the Company's Canadian operations, which is translated to United States dollars using the current rate method. The British pound is the functional currency of the Company's United Kingdom operations, which is translated to United States dollars using the current rate method. The Hong Kong dollar is the functional currency of the Company's Hong Kong operations, which is translated to United States dollars using the current rate method.

Foreign currency transactions and account balances have been translated where applicable into United States dollars as follows: monetary assets and monetary liabilities are translated into United States dollars at the rate of exchange in effect at the balance sheet date; revenue and expenses are translated into United States dollars at the average rates of exchange prevailing during the year. Exchange gains and losses resulting from the translation of these amounts are included in the consolidated statements of operations and deficit.

The assets and liabilities of the Company and of MCC, which have the Canadian dollar as the functional currency, and of MCE, which has the British pound as its functional currency, and of MCIA, which has the Hong Kong dollar as its functional currency, are considered financially and operationally independent, and are translated into United States dollars at the rate of exchange in effect at year-end. The revenue and expenses of these self-sustaining operations are translated at the average rate of exchange in effect during the year. The foreign currency translation adjustment is included as a separate component of shareholders' equity.

The Company occasionally enters into short-term foreign exchange contracts with its bank to hedge against the impact of currency fluctuations. Realized gains and losses on these contracts are recognized in the same period as the hedged transactions. These contracts are normally settled on a monthly basis. The Company will continue to assess the benefits and risks of strategies to manage the risks presented by currency exchange rate fluctuations. There is no assurance that any strategy will be successful in avoiding losses due to exchange rate fluctuations, or that the failure to manage currency risks effectively would not have a material adverse effect on the Company's results of operations. As of March 31, 2004, the Company had no outstanding foreign currency forward exchange contracts.

Effective January 1, 2002, the Company adopted the new CICA standards for the translation of foreign currencies, which discontinues the use of the convenience method of translation when a change in reporting currency is made. These standards bring Canadian practice into alignment with most other industrialized nations. In 2002, the Company changed its reporting currency from the Canadian dollar to the United States dollar and accounted for its change in reporting currency in 2001 using the convenience translation method. Upon the adoption, the Company discontinued the use of the convenience method and restated the consolidated financial statements as if the new reporting currency had always been used. The change has been applied retroactively, resulting in a $785,577 cumulative increase to cumulative translation adjustment and accumulated deficit on the accompanying consolidated balance sheet as of March 31, 2002.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying values of the Company's financial instruments, including cash, accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short maturity of these instruments. The carrying value of the bank loan approximates its fair value as the interest rate and other terms are that which is currently available to the Company.

Concentration of Credit Risk

Credit risk is primarily concentrated in trade accounts receivable. The Company generally does not require collateral on accounts receivable because a majority of its customers are large, established retail entities with operations throughout the United States, Canada and Europe. The Company maintains an allowance for doubtful accounts. For the year ended March 31, 2004, sales to the two largest customers constituted 39% of gross sales and represented 49% of accounts receivable at March 31, 2004. Accounts receivable balances generally are in proportion to the net sales percentages for the Company's largest customers.

Net Income per Share

The Company calculates net income per share in accordance with CICA Handbook Section 3500, under which the treasury stock method is used to calculate diluted net income per share, consistent with United States accounting principles. The treasury stock method assumes any option proceeds would be used to purchase common shares at the average market price during the period.

Basic net income per share is calculated using the weighted-average number of common shares outstanding during the periods presented. Diluted income per share is calculated using the weighted-average number of common and dilutive potentially issuable common stock outstanding during the periods presented. The Company has granted certain stock options, which have been treated as potentially issuable common stock.

The following table sets forth the computation of basic and diluted income per share:

	Years Ended March 31,		
	2004	2003	2002
Net income	$ 1,046,304	$ 1,210,692	$ 1,486,771
Shares:			
Weighted average common shares outstanding—basic	53,286,248	53,070,890	51,188,889
Effect of dilutive shares:			
Employee stock options	696,879	619,082	716,348
Warrants	—	—	51,458
Weighted average common shares outstanding—diluted	53,983,127	53,689,972	51,956,695

Options to purchase 850,651, 2,076,318 and 1,222,100 shares of common stock were outstanding as of March 31, 2004, 2003 and 2002, respectively, but were not included in the computation of diluted net income per share, as the effect would be antidilutive.

Stock-Based Compensation

The Company adopted CICA Handbook Section 3870 ("Section 3870"), "Stock-Based Compensation and Other Stock-Based Payments," on April 1, 2002. Section 3870 is applied prospectively to all stock-based payments granted in the fiscal year beginning on or after January 1, 2002 and sets out a fair value based method of accounting that is required for certain, but not all, stock-based transactions. Section 3870 permits the Company to continue its existing policy through March 31, 2004, whereby no compensation cost is recorded for stock option grants to employees. Effective April 1, 2004, the Company will adopt, on a retroactive basis, certain transitional provisions of Section 3870. The impact on the financial statements will be a reduction in net income.

Pro forma information regarding net income and net income per share is required by Section 3870, and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value of the options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions for the years ended March 31, 2004 and 2003: no dividend yield, volatility of 73% and 76% in fiscal 2004 and 76% in fiscal 2003, risk-free interest rates ranging from 2.6% to 3.2% for fiscal 2004 and 5% for fiscal 2003, and an expected life of 3 years. The weighted average estimated fair value of employee stock options granted during fiscal 2004 ranged from $0.42 to $0.78. The weighted average estimated fair value of employee stock options granted during fiscal 2003 was $0.55. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. Had the fair value based method been used to account for employee stock options, the Company would have recorded net income and basic and diluted net income per share for the years ended March 31, 2004 and 2003 as follows:

	Years Ended March 31,	
	2004	2003
Net income as reported	$1,046,304	$1,210,692
Stock based compensation using the fair value method	(194,891)	(261,841)
Pro forma net income	$ 851,413	$ 948,851
Basic and diluted net income per share as reported	$ 0.02	$ 0.02
Pro forma basic and diluted net income per share	$ 0.02	$ 0.02

Reclassifications

Certain prior period amounts have been reclassified to conform to the current year presentation.

(3) Discontinued Operations

In March 2001, the Company's Board of Directors adopted a formal plan to dispose of the assets and business operations of its GTI (previously played video game business) and ZapYou.com (internet distribution) business units. These units are accounted for as discontinued operations and, accordingly, amounts in the financial statements and related notes for all periods shown have been restated to reflect discontinued operations accounting.

During 2002, the Company recorded a net gain of $302,095 in respect to the GTI and ZapYou.com business units. No revenue was recognized related to the GTI and ZapYou.com businesses during 2004, 2003 and 2002.

The 2002 gain from discontinued operations is a result of revaluing the fiscal 2001 provisions to provide for the expected future liabilities associated with the GTI and ZapYou.com businesses. The remaining assets and liabilities of these businesses are not material to the consolidated financial statements.

(4) Inventories

Inventories consist of the following at March 31, 2004 and 2003:

	2004	2003
Raw materials	$ 2,557,860	$ 1,198,640
Finished goods	14,287,985	17,151,875
Packaging materials and accessories	2,392	62,784
	$16,848,237	$18,413,299

(5) Capital Assets

Capital assets consist of the following at March 31, 2004 and 2003:

	Cost	Accumulated depreciation	2004 net book value	2003 net book value
Molds	$2,973,056	$2,339,119	$ 633,937	$ 891,242
Computer hardware and software	1,371,492	894,256	477,236	465,451
Manufacturing and office equipment	296,518	122,361	174,157	59,386
Furniture and fixtures	219,888	98,125	121,763	76,561
Leasehold improvements	397,202	238,461	158,741	236,670
	$5,258,156	$3,692,322	$1,565,834	$1,729,310

Depreciation expense totaled $1,027,221, $1,136,615 and $1,009,936 for the years ended March 31, 2004, 2003 and 2002, respectively.

(6) Intangible Assets

In January 2003, the Company acquired the rights to the GameShark brand, intellectual property, and the www.gameshark.com web site from InterAct, a subsidiary of Recoton Corporation, for total cash consideration of $5,082,083. GameShark is the industry leader in video game enhancement software, which enables players to take full advantage of the secret codes, short cuts, hints and cheats incorporated by video game publishers into their game offerings. In connection with the GameShark acquisition, the Company entered into a five-year technology agreement with Fire International, Ltd. ("Fire") to implement Fire's technology in the GameShark brand of video game enhancements. For the years ended March 31, 2004 and 2003, amortization of $804,438 and $36,169, respectively, was recorded with respect to these assets. The acquired intangible assets are summarized as follows:

	Cost	Accumulated Amortization	Net Book Value	Useful life (years)
Trademarks	$4,111,932	$587,419	$3,524,513	7
Copyrights	513,990	119,932	394,058	5
Website	456,881	133,256	323,625	4
	$5,082,803	$840,607	$4,242,196	

(7) Bank Loans

On September 25, 2000, MCI signed a loan agreement with Congress Financial Corporation (Central) (Congress) to borrow up to $35 million under a revolving line of credit. The Credit Facility was amended on June 18, 2002 and August 1, 2002 to allow MCE and MCIA to borrow under the facility. The Credit Facility replaced lines of credit from other lenders that were established prior to the Company's acquisition of MCI. On January 22, 2003, the Credit Facility was further amended to allow for a temporary increase to accommodate the acquisition of the GameShark intellectual property and to clarify the adjusted net worth covenant in the facility to reflect the acquisition of the GameShark brand. On September 23, 2003, the Credit Facility was renewed through September 25, 2004. On July 27, 2004, Congress agreed to extend the renewal date of the Credit Facility to September 25, 2005.

The line of credit accrues interest on the daily outstanding balance at the U.S. prime rate plus 0.75% per annum, and must be repaid in United States dollars. In addition, the Company is required to pay a monthly service fee of $2,000 and an unused line fee equal to 0.25%. The line of credit is secured by a first priority interest in MCI's inventories, equipment, accounts receivable and investment properties. The line of credit is guaranteed by the Company.

The Company has also been granted an additional $10 million line of credit from Congress to be used for acquisition purposes under the same conditions and terms as the lines of credit described above.

The Congress loan agreements also require the borrowers to meet a monthly consolidated tangible net worth covenant.

(8) Subordinated Debt

On September 18, 2000, the Company signed a loan agreement with a shareholder and director to borrow $5,000,000. The loan accrued interest on the daily outstanding balance at 14% per annum. In July 2001, an agreement was reached to convert the outstanding loan to equity. The balance of the loan at that date was $3,361,770, which included $23,051 of unpaid interest due. The loan was converted into 4,247,478 shares the Company's common stock at a per share price of Cdn. $1.218, which was the five day average share price for the period from June 12 to June 18, 2001.

In connection with this loan agreement, the Company issued 200,000 warrants to purchase the Company's common stock. Each warrant entitled the holder to acquire one common share of the Company at a price of $0.91. The warrants were exercised in September 2002.

(9) Capital Stock

Authorized

Unlimited Class A preferred shares, no par value
Unlimited Class B preferred shares, no par value
Unlimited common shares, no par value

Issued and Outstanding

Common shares	Number of shares	Amount
Balance, March 31, 2001	48,203,035	$41,823,042
Exercise of options under stock option plan	459,035	370,098
Shares issued on conversion of subordinated debt (note 8)	4,247,478	3,361,770
Balance, March 31, 2002	52,909,548	45,554,910
Exercise of options under stock option plan	97,171	53,470
Exercise of share purchase warrants	200,000	184,705
Balance, March 31, 2003	53,206,719	45,793,085
Exercise of options under stock option plan	255,997	163,705
Balance, March 31, 2004	53,462,716	$45,956,790

Shareholder Rights Plan

In May 2000, the Company adopted a shareholder rights plan in an attempt to ensure that shareholders receive a fair price in the event that a person seeks to acquire the Company. Under the rights plan, shareholders hold certain rights, which entitle them to purchase additional shares of the Company's common stock in response to a take-over bid or tender offer, at a substantial discount from the prevailing market price of the common stock, and to vote the additional shares.

Stock Option Plan

Under the Company's stock option plan (the "Plan"), options are granted to purchase shares of common stock and are exercisable over a period of up to five years. Director's options vest immediately and other options generally vest over a period of two years with one-third vesting immediately. The Company has authorized 6,000,000 shares of common stock to be purchased pursuant to options granted under the Plan. The following director, officer, and employee stock options have been granted and are outstanding under the Plan:

	2004		2003		2002	
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding, beginning of year	3,817,147	$0.99	3,501,467	$1.16	2,443,410	$1.51
Granted	302,501	0.98	900,000	0.89	1,928,833	0.68
Exercised	(255,997)	0.64	(97,171)	0.58	(459,035)	0.84
Expired/cancelled	(572,501)	0.62	(487,149)	1.03	(411,741)	1.27
Outstanding, end of year	3,291,150	$1.18	3,817,147	$0.99	3,501,467	$1.16

The following summarizes information about stock options outstanding as of March 31, 2004:

	Options outstanding			Options exercisable	
Range of exercise price	Number outstanding	Weighted average remaining contractual life in years	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.54-0.70	1,253,999	1.9	$0.63	1,187,329	$0.63
$0.88-1.11	1,236,500	3.2	0.98	998,519	1.03
$1.22-1.48	275,651	3.2	1.30	175,645	1.35
$1.72-2.94	525,000	0.4	2.81	525,000	2.81
	3,291,150	2.3	$1.18	2,886,493	$1.21

(10) Income Taxes

The income tax provision consists of the following:

	Years Ended March 31,		
	2004	2003	2002
Current income tax expense	$ 730,536	$1,701,438	$1,712,277
Future income tax expense	(101,505)	(913,126)	143,267
	$ 629,031	$ 788,312	$1,855,544

The difference between the amount of the reported income tax provision and the amount computed by multiplying the income before income taxes by the Company's applicable statutory tax rate of approximately 36% (2003—38%; 2002—39%) is reconciled as follows:

	Years Ended March 31,		
	2004	2003	2002
Income tax expense using the Company's statutory tax rates	$ 611,499	$ 762,020	$1,174,133
Income taxed in foreign jurisdictions	(475,092)	(506,289)	58,430
Temporary differences not tax-benefited	492,624	485,805	333,706
Amortization of goodwill	—	—	377,188
Other	—	46,776	(87,913)
	$ 629,031	$ 788,312	$1,855,544

The sources of significant temporary differences that give rise to the future tax assets and liabilities are as follows:

	March 31, 2004	March 31, 2003
Future tax assets—current:		
Inventories	$ 1,027,000	$ 1,860,779
Accounts receivable	1,131,690	205,633
Accruals and reserves	445,434	733,384
State taxes paid/deductible in future	29,324	133,110
Tax loss carryforwards	47,928	—
Other	99,642	97,644
	2,781,018	3,030,550
Less valuation allowance	—	—
Net future tax assets—current	$ 2,781,018	$ 3,030,550
Future tax assets—noncurrent:		
Tax loss carryforwards	$13,134,266	$10,547,182
Capital assets	325,038	240,698
Goodwill and intangibles	1,068,840	792,099
Deferred financing fees	7,411	269,149
Unclaimed scientific research expenditures	219,326	162,539
Investment in Swap IT	112,784	83,583
Depreciation and amortization	244,449	—
Other	70,256	72,262
	15,182,370	12,167,512
Less valuation allowance	14,867,666	12,047,321
Net future tax assets—noncurrent	$ 314,704	$ 120,191
Future tax liabilities—current:		
Federal liability on state tax loss	$ 16,296	$ —
Future tax liabilities—noncurrent:		
Future inventory deduction	$ —	$ 206,020
Other	33,200	—
Net future tax liabilities—noncurrent	$ 33,200	$ 206,020

The valuation allowance for future tax assets as of March 31, 2004 and 2003 was $14,867,666 and $12,047,321, respectively. The net change in the total valuation allowance for the year ended March 31, 2004 was an increase of $2,820,345. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods that the future tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2004. The amount of future tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The Company has noncapital income tax losses of $13,085,000, which may be carried forward to reduce future years' taxable income. These losses expire as follows:

2005	654,000
2006	500,000
2007	1,600,000
2008	3,691,000
2009	2,233,000
2010	2,481,000
2011	1,926,000
	$13,085,000

The Company also has net capital tax losses of approximately $1,975,000, which are available indefinitely to offset capital gains.

The Company's Canadian subsidiary has noncapital income tax losses of $15,711,500, which may be carried forward to reduce future years' taxable income. These losses expire as follows:

2005	1,873,000
2006	4,500
2007	638,000
2008	7,218,000
2009	5,645,000
2010	38,000
2011	295,000
	$15,711,500

(11) Commitments and Contingencies

Leases

The Company is obligated under certain non-cancelable operating leases, primarily for warehouses and office space. Rent expense for operating leases was approximately $1,045,000, $1,255,000 and $914,000 for the years ended March 31, 2004, 2003 and 2002, respectively. Annual future minimum rental payments required under operating leases as of March 31, 2004 are as follows:

Year ending March 31:	
2005	$1,000,000
2006	874,000
2007	168,000
	$2,042,000

Royalty and License Agreements

The Company has licensing agreements to utilize existing design and utility technology with its products. The Company also has royalty agreements for use of licensed trademarks and celebrity endorsements. These agreements have royalty and licensing fees based on different percentages of certain types of sales or a predetermined amount per unit. Royalty expenses were $1,829,605 in fiscal year 2004, $2,831,150 in fiscal year 2003 and $2,940,497 in fiscal year 2002. The minimum royalty payable under these agreements for fiscal year 2005 is approximately $1,200,000.

Purchase Commitments

The Company has an agreement with a vendor under which the Company is required to purchase a minimum of $5 million of products per fiscal year, through March 31, 2008. If this volume is not acquired in a particular year, the Company is required to pay the vendor an amount equal to 40% of the shortfall, with a maximum potential payment of $2 million per year.

Legal Proceedings

On February 10, 2003, Electro Source, LLC ("Electro Source") filed a complaint against "MCI", and Fire International Ltd. ("Fire"), as well as other defendants, in the Superior Court in Los Angeles County, California entitled, *Electro Source, LLC v. Fire International, Ltd., et al.*, Case No. BC 290076. On or about November 18, 2003, Electro Source amended its complaint to add the Company as a defendant. In its amended complaint, Electro Source asserted claims against the Company and MCI for misappropriation of trade secrets, conspiracy to defraud, interference with contractual relationship and interference with prospective economic advantage in connection with Fire's agreement to supply MCI with product to be marketed under the Company's GameShark brand and for the termination of Fire's prior business relationship with Electro Source.

Electro Source moved for a temporary restraining order to prevent MCI from marketing or otherwise distributing the GameShark products. After a hearing on the matter, the Court denied Electro Source's motion and refused to enter the temporary restraining order. The parties have engaged in written and oral discovery, including depositions. Trial has been set for June 15, 2005. While the Company intends to vigorously defend this matter, there can be no guarantee that it will ultimately prevail or that damages will not be assessed against the Company and MCI. An adverse determination by the Court or jury could seriously impact the Company's revenues and its ability to continue to distribute the GameShark products.

On or about February 25, 2004, Intec, Inc. ("Intec") served a lawsuit on MCI filed in the United States District Court for the District of Southern Florida entitled, *Intec, Inc. v. Mad Catz, Inc.* Case No. 03-21794-CIV—Gold/Simonton, alleging that certain MCI products infringed patent number D475,697. MCI answered, denying all the allegations in the complaint. The case is still in its early stages and no discovery has been propounded by either party. The parties have requested a trial date of October 2005. Mad Catz intends to vigorously defend the allegations of the complaint. While the Company intends to vigorously defend this matter, there can be no guarantee that it will ultimately prevail or that damages will not be assessed against MCI.

(12) Employee Savings Plan

MCI has an employee savings plan that permits eligible participants to make contributions by salary reduction pursuant to section 401(k) of the Internal Revenue Code. The Company matches 50% of the first 8% of compensation that is contributed by each participating employee to the plan. The Company's contributions to the plan were $95,634 in fiscal 2004, $83,656 in fiscal 2003 and $66,752 in fiscal 2002.

(13) Segmented Data

The Company's sales and capital assets are attributed to the following countries:

	2004	2003	2002
Net sales:			
United States	$ 81,433,621	$66,394,503	$71,743,787
International	14,065,590	20,752,447	10,142,791
Canada	6,643,987	4,510,916	1,450,556
	$102,143,198	$91,657,866	$83,337,134

Revenue is attributed to countries based on the location of the customer. During the year, the Company sold a total of 39% of its products to two customers (2003—34% to two customers; 2002—48% to two customers).

	2004	2003
Capital assets:		
United States	$ 1,468,416	$ 1,607,360
International	89,890	118,168
Canada	7,528	3,782
	1,565,834	1,729,310
Goodwill and intangible assets:		
United States	4,242,196	5,046,634
Canada	19,963,731	17,737,549
	24,205,927	22,784,183
	$25,771,761	$24,513,493

(14) Canadian and United States Accounting Policy Differences

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) as applied in Canada. In certain respects, GAAP as applied in the United States differs from that applied in Canada.

Reconciliation of net income determined in accordance with generally accepted accounting principles in Canada to net income determined under accounting principles generally accepted in the United States are described below:

	2004	2003	2002
Income from continuing operations, as reported	$1,046,304	$1,210,692	$1,184,676
Stock-based compensation (a)	15,811	419,820	(517,270)
Income from continuing operations in accordance with United States accounting principles	1,062,115	1,630,512	667,406
Gain from discontinued operations, as reported	—	—	302,095
Net income in accordance with United States accounting principles	1,062,115	1,630,512	969,501
Cumulative translation adjustment	2,422,359	1,357,962	(290,129)
Comprehensive income in accordance with United States accounting principles	$3,484,474	$2,988,474	$ 679,372
Net income per share in accordance with United States accounting principles:			
Basic and diluted	$ 0.02	$ 0.03	$ 0.02

The areas of material difference between Canadian and United States GAAP and their impact on the consolidated financial statements of the Company are described below.

(a) Stock-Based Compensation

For United States GAAP purposes, the Company measures compensation using the intrinsic value method as specified by Accounting Principles Board Opinion 25. In September 2001, upon approval by the shareholders of the Company, an aggregate of 912,000 options with exercise prices ranging from Cdn. $0.94 to Cdn. $3.25 were repriced to Cdn. $0.84. An additional 100,000 options at Cdn. $2.00 were repriced to Cdn. $0.90. At March 31, 2004, 2003 and 2002, the number of repriced options that had not been exercised or cancelled totaled 401,000, 792,501 and 859,501, respectively. Under United States GAAP, subsequent to the repricing, these options would be considered variable. Based on the March 31, 2004, 2003 and 2002 share prices, the Company would recognize income of $15,811 and $419,820 in fiscal 2004 and 2003, respectively and expense of $517,270 for the year ended March 31, 2002, related to the repricing of the above noted options. Under Canadian GAAP there is no compensation expense recorded for the stock option repricing.

(b) Income Taxes

Included in the caption "Provision for income taxes" is the tax effect of various adjustments where appropriate and the impact of substantively enacted rate changes that would not have been recorded under United States GAAP. Under Canadian GAAP, future income tax assets and liabilities are remeasured for substantively enacted rate changes, whereas under United States GAAP, future income tax assets and liabilities are only measured for enacted tax rates. There is no impact of applying substantively enacted tax rates in 2004, 2003 and 2002.

(c) Income Before Goodwill Charges

United States GAAP requires that amortization be included in the determination of operating income and does not permit the disclosure of a subtotal of the amount of operating income before this item. Canadian GAAP permits the disclosure of a subtotal of the amount of operating income before this item.

(d) Impact of Recent United States Accounting Pronouncements

In January 2003 the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46 ("FIN 46"), *Consolidation of Variable Interest Entities*, and a revised interpretation, FIN 46R, was issued in December 2003. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of FIN 46 were effective immediately for all arrangements entered into after January 31, 2003. The Company also is required to apply either FIN 46 or FIN 46R to all special-purpose entities no later than January 1, 2004. The Company has no involvement in special-purpose entities. Further, for all other entities, the Company is required to apply FIN 46R no later than December 31, 2004. The Company has no interest in any entities it believes are variable interest entities for which the Company is the primary beneficiary and does not believe that the adoption of FIN 46R will have a material impact on its consolidated financial position or results of operations.

In May 2003, the FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity ("SFAS 150").* SFAS 150 establishes standards for how to classify and measure certain financial instruments with characteristics of both liabilities and equity. SFAS 150 became effective for financial instruments entered into or modified after May 31, 2003, and otherwise became effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement did not have a material impact on the Company's financial position and results of operations.

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DIRECTORS & OFFICERS and CORPORATE INFORMATION

BOARD OF DIRECTORS

Patrick Brigham
Chairman, Mad Catz Interactive, Inc. / Chairman Hartay Enterprise, Inc.

Don Lenz
Managing Director
Newport Partners, Inc.

Cary McWhinnie
Businessman

Morris Perlis
Businessman

OFFICERS MAD CATZ INTERACTIVE, INC.

Darren Richardson
President & CEO

Cyril Talbot III
Chief Financial Officer

MANAGEMENT MAD CATZ, INC.

Darren Richardson
President & Chief Operating Officer

Cyril Talbot III
Chief Financial Officer

Warren Cook
Senior Vice President Sales

Whitney Peterson
Vice President Corporate Development & Corporate Counsel

LEGAL COUNSEL

Lang Michener
Barrister & Solicitors
Patent and Trade Mark Agents

BCE Place, P.O. Box 747
Suite 2500
181 Bay Street, Toronto
Ontario M5J 2T7

SHAREHOLDER INFORMATION

For a copy of the Annual Report, Interim Reports and/or any other investor related material contact:

Jafoni & Collins
104 Fifth Avenue 14th Floor New York, NY 10011
phone: 212 835 8500 facsimile: 212 835 8525

Transfer Agent and Registrar Inquiries regarding change of address, registered shareholdings, share transfers, lost certificates, and duplicate mailings should be directed, as appropriate, to:

Computershare Trust Company of Canada
100 University Avenue 11th Floor
Toronto, Canada M5J 2Y1

STOCK EXCHANGE LISTINGS

The Toronto Stock Exchange: **MCZ**
American Stock Exchange: **MCZ**

AUDITORS

KPMG LLP
750 B Street
Suite 1500
San Diego, California 92101

CORPORATE OFFICES

BCE Place, P.O. Box 747
Suite 2500
181 Bay Street, Toronto
Ontario M5J 2T7
phone: 416 360 8600

7480 Mission Valley Road
Suite 101
San Diego, California
92108 USA
phone: 619 683 9830
facsimile: 619 683 9839

ANNUAL MEETINGS

Our Annual Meeting of Shareholders will be held on Monday. September 20 at 11:00 a.m. at Lang Michener

Barristers & Solicitors,
181 Bay Street
Toronto, Ontario M5J 2T7

WEBSITE

www.madcatz.com
www.gameshark.com


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MAD CATZ | INTERACTIVE, INC.